UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. September 13, 2019.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reports the translation of its financial statements for the six months ended June 30, 2019, the Spanish version of which was filed with the Chilean Comission for the Financial Market (Comisión para el Mercado Financiero or “CMF”) on August 21, 2019.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the period ended

June 30, 2019

Sociedad Química y Minera de Chile S.A. and Subsidiaries

In Thousands of United States Dollars

This document includes:
-	Independent Auditor’s Report
-	Consolidated Interim Statements of Financial Position
-	Consolidated Interim Statements of Income
-	Consolidated Interim Statements of Comprehensive Income
-	Consolidated Interim Statements of Cash Flows
-	Consolidated Interim Statements of Changes in Equity
-	Notes to the Consolidated Interim Financial Statements

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Sociedad Química y Minera de Chile S.A. and Subsidiaries

Table of Contents –Consolidated Financial Statements

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34.1	Authorization of the financial statements	248
34.2	Disclosures on events occurring after the reporting date	248
34.3	Details of dividends declared after the reporting date	248
Note 35	Additional unaudited information	249
35.1	Financial risk management policy	249

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Consolidated Interim Statements of Financial Position

Assets	Note	As of June 30, 2019 ThUS$	As of December 31, 2018 ThUS$
		Unaudited
Current assets
Cash and cash equivalents	11.1	799,790	556,066
Other current financial assets	14.1	417,815	312,721
Other current non-financial assets	17	30,697	47,972
Trade and other receivables, current	14.2	431,985	466,619
Trade receivables due from related parties, current	13.5	62,068	42,790
Current inventories	12	952,821	913,674
Current tax assets	32.1	71,121	57,110
Current assets other than those classified as held for sale or disposal		2,766,297	2,396,952
Non-current assets or groups of assets classified as held for sale	33	1,430	1,430
Total current assets		2,767,727	2,398,382

Non-current assets
Other non-current financial assets	14.1	25,704	17,131
Other non-current non-financial assets	17	15,341	27,539
Trade receivables, non-current	14.2	1,124	2,275
Investments classified using the equity method of accounting	9.1-10.3	114,344	111,549
Intangible assets other than goodwill	15.1	190,128	189,350
Goodwill	15.1	34,856	34,866
Property, plant and equipment	16.1	1,534,610	1,454,823
Tax assets, non-current	32.1	32,179	32,179
Total non-current assets		1,948,286	1,869,712
Total assets		4,716,013	4,268,094

The accompanying notes form an integral part of these consolidated interim financial statements.

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Consolidated Interim Statements of Financial Position, (continued)

Liabilities and Equity	Note	As of June 30, 2019 ThUS$	As of December 31, 2018 ThUS$
		Unaudited
Current liabilities
Other current financial liabilities	14.3	508,834	23,585
Trade and other payables, current	14.5	211,462	163,751
Trade payables due to related parties, current	13.6	164	9
Other current provisions	19.1	96,860	106,197
Current tax liabilities	32.2	19,182	47,412
Provisions for employee benefits, current	18.1	7,775	20,085
Other current liabilities	19.3	145,629	194,624
Total current liabilities		989,906	555,663

Non-current liabilities
Other non-current financial liabilities	14.3	1,335,937	1,330,382
Other non-current provisions	19.1	35,549	31,822
Deferred tax liabilities	32.3	180,644	175,361
Provisions for employee benefits, non-current	18.1	36,625	37,064
Total non-current liabilities		1,588,755	1,574,629
Total liabilities		2,578,661	2,130,292

Equity	20
Share capital		477,386	477,386
Retained earnings		1,620,117	1,623,104
Other reserves		(8,347)	(14,999)
Equity attributable to owners of the Parent		2,089,156	2,085,491
Non-controlling interests		48,196	52,311
Total equity		2,137,352	2,137,802
Total liabilities and equity		4,716,013	4,268,094

The accompanying notes form an integral part of these consolidated interim financial statements.

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Consolidated Interim Statements of Income

		January to June		April to June
	Note	2019	2018	2019	2018
		ThUS$	ThUS$	ThUS$	ThUS$
			Unaudited
Revenue	27.1	998,370	1,157,420	494,132	638,696
Cost of sales	27.2	(710,345)	(741,875)	(351,604)	(415,152)
Gross profit		288,025	415,545	142,528	223,544

Other income	27.3	9,111	9,477	2,798	4,917
Administrative expenses	27.4	(55,539)	(56,264)	(29,034)	(31,080)
Other expenses by function	27.5	(13,300)	(19,632)	(5,326)	(12,572)
Impairment of income and reversal of impairment losses (impairment losses)	27.7	(2,679)	2,327	(3,233)	1,728
Other gains (losses)	27.6	(724)	(462)	(848)	(184)
Profit (loss) from operating activities		224,894	350,991	106,885	186,353
Finance income		12,418	10,693	6,493	6,024
Finance costs	27.9-29	(38,565)	(28,850)	(20,235)	(14,809)
Share of profit of associates and joint ventures accounted for using the equity method	9.1-10.3	6,822	9,491	3,416	5,069
Foreign currency translation differences	30	4,118	(602)	273	(88)
Profit (loss) before taxes		209,687	343,723	96,832	182,549
Income tax expense, continuing operations	32.3	(58,487)	(96,155)	(26,616)	(48,864)

Profit (loss) from continuing operations		151,200	247,568	70,216	133,685

Profit attributable to
Owners of the Parent		150,724	247,697	70,191	133,872
Non-controlling interests		476	(129)	25	(187)
Profit for the year		151,200	247,568	70,216	133,685

The accompanying notes form an integral part of these consolidated interim financial statements.

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Consolidated Interim Statements of Income, (continued)

		January to June		April to June
	Note	2019	2018	2019	2018
		US$	US$	US$	US$
			Unaudited
Earnings per share
Common shares
Basic earnings per share (US$ per share)	21	0.5727	0.9411	0.2667	0.5086

Diluted common shares
Diluted earnings per share (US$ per share)	21	0.5727	0.9411	0.2667	0.5086

The accompanying notes form an integral part of these consolidated financial statements.

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Consolidated Interim Statements of Comprehensive Income

	January to June		April to June
	2019	2018	2019	2018
Statement of comprehensive income	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited
Profit (loss) for the year	151,200	247,568	70,216	133,685
Other comprehensive income
Items of other comprehensive income that will not be reclassified to profit for the year, before taxes
Other comprehensive income, before taxes, gains (losses) from new measurements of defined benefit plans	(2,865)	59	(2,208)	484
Total other comprehensive income that will not be reclassified to profit for the year, before taxes	(2,865)	59	(2,208)	484
Items of other comprehensive income that will be reclassified to profit for the year, before taxes
Foreign currency exchange difference
Foreign currency exchange gains I(losses) before taxes	1,682	(5,771)	1,075	(4,787)
Other comprehensive income before taxes	1,682	(5,771)	1,075	(4,787)
Cash flow hedges defined benefit plans
Gain (loss) from cash flow hedges	3,938	8,264	1,606	1,143

Other comprehensive income before taxes	3,938	8,264	1,606	1,143
Financial assets measured at fair value with changes in other comprehensive income
Gain (loss) from cash flow hedges	194	(3,176)	(8)	(1,383)
Other comprehensive income, net of tax	194	(3,176)	(8)	(1,383)
Total other comprehensive income that will be reclassified to profit for the year	5,814	(683)	2,673	(5,027)
Other items of other comprehensive income before taxes	2,949	(624)	465	(4,543)
Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year
Income taxes related to new measurements of defined benefit plans in other comprehensive income	777	182	606	(128)
Accumulated income taxes related to items of other comprehensive income that will not be reclassified to profit for the year	777	182	606	(128)
Income tax relating to components of other comprehensive income that will be reclassified to profit (loss) for the year
Income tax related to financial assets measured at fair value through profit and loss	(53)	863	1	406
Cumulative income tax relating to components of other comprehensive income that will be reclassified to profit (loss) for the year	(53)	863	1	406
Total other comprehensive income	3,673	421	1,072	(4,265)
Total comprehensive income	154,873	247,989	71,288	129,420

Comprehensive income attributable to
Owners of the Parent	154,431	248,041	71,248	129,496
Non-controlling interests	442	(52)	40	(76)
Total comprehensive income	154,873	247,989	71,288	129,420

The accompanying notes form an integral part of these consolidated interim financial statements.

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Consolidated Interim Statements of Cash Flows

Consolidated Statements of cash flows	06/30/2019 ThUS$	06/30/2018 ThUS$
	Unaudited
Cash flows from operating activities
Cash receipts from sales of goods and rendering of services	1,053,253	1,199,568
Cash receipts from premiums and benefits, annuities and other benefits from policies entered	244	1,858
Proceeds from leases and subsequent sale of assets	167	-

Cash payments to suppliers for the provision of goods and services	(665,745)	(686,812)
Cash payments to and on behalf of employees	(109,703)	(101,418)
Payment for variable leases	(508)	-
Other payments related to operating activities	(11,842)	(15,770)
Net cash generated from (used in) operating activities	265,866	397,426
Dividends received	2,467	9,619
Interest paid	(30,897)	(22,826)
Interest paid on lease liability	(666)	-
Interest received	13,252	10,467
Income taxes paid	(101,069)	(136,491)
Other incomes (outflows) of cash (1)	61,960	38,608

Net cash generated from (used in) operating activities	(210,913)	296,803

Cash flows from (used in) investing activities
Cash flows arising from the loss of control of subsidiaries and other businesses	994	1,992
Payments made to acquire interest in joint ventures	(53)	(19,959)
Proceeds from the sale of property, plant and equipment	433	567
Acquisition of property, plant and equipment	(147,345)	(105,040)
Loans to related parties	-	(4,500)
Proceeds from sales of intangible assets	20,454	6,639
Payments related to futures, forward options and swap contracts	192	(21,476)
Purchases of intangible assets	(466)	(15,000)
Other inflows (outflows) of cash (2)	(98,747)	(58,393)

Net cash generated from (used in) investing activities	(224,538)	(215,170)

(1) Other inflows (outflows) of cash from operating activities include increases (decreases) net of value added tax. Banking expenses, expenses associated with obtaining loans and taxes associated with interest payments.

(2) Other inflows (outflows) of cash include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date.

The accompanying notes form an integral part of these consolidated interim financial statements.

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Consolidated Interim Statements of Cash Flows, (continued)

	06/30/2019 ThUS$	06/30/2018 ThUS$
	Unaudited
Cash flows used in financing activities

Repayment of lease liabilities	(2,758)	-
Proceeds from long-term loans	450,000	192,022
Proceeds from short-term borrowings	-	50,000
Repayment of borrowings	(52)	(83,000)
Dividends paid	(194,579)	(332,745)

Net cash generated used in financing activities	252,611	(173,723)

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	238,986	(92,090)

Effects of exchange rate fluctuations on cash held	4,738	(10,326)
Net (decrease) increase in cash and cash equivalents	243,724	(102,416)

Cash and cash equivalents at beginning of period	556,066	630,438
Cash and cash equivalents at end of period	799,790	528,022

The accompanying notes form an integral part of these consolidated interim financial statements.

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Consolidated Interim Statements of Changes in Equity

2019	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Total Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
Unaudited	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	477,386	(26,307)	7,971	(1,111)	(6,884)	11,332	(14,999)	1,623,104	2,085,491	52,311	2,137,802
Profit for the year	-	-	-	-	-	-	-	150,724	150,724	476	151,200
Other comprehensive income	-	1,712	3,938	141	(2,084)	-	3,707	-	3,707	(34)	3,673
Comprehensive income	-	1,712	3,938	141	(2,084)	-	3,707	150,724	154,431	442	154,873
Dividends	-	-	-	-	-	-	-	(150,724)	(150,724)	(4,557)	(155,281)
Increase (decrease) due to transfers and other changes	-	-	-	-	-	2,945	2,945	(2,987)	(42)	-	(42)
Increase (decrease) in equity	-	1,712	3.938	141	(2,084)	2,945	6,652	(2,987)	3,665	(4,115)	(450)

Equity as of June 30, 2019	477,386	(24,595)	11,909	(970)	(8,968)	14,277	(8,347)	1,620,117	2,089,156	48,196	2,137,352

(1)	see note 20.6
(2)	see note 20.3

The accompanying notes form an integral part of these consolidated interim financial statements.

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Consolidated Interim Statements of Changes in Equity

2018	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
Unaudited	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	477,386	(24,913)	2,248	2,937	(5,953)	11,332	(14,349)	1,724,784	2,187,821	59,647	2,247,468
Profit for the year	-	-	-		-	-	-	247,697	247,697	(129)	247,568
Other comprehensive income	-	(5,853)	8,264	(2,313)	247	-	345	-	345	76	421
Comprehensive income	-	(5,853)	8,264	(2,313)	247	-	345	247,697	248,042	(53)	247,989
Dividends	-	-	-	-	-	-	-	(347,697)	(347,697)	(8,311)	(356,008)
Increase (decrease) due to transfers and other changes	-	-	-	-	-	361	361	-	361	-	361
Increase (decrease) in equity	-	(5,853)	8,264	(2,313)	247	361	706	(100,000)	(99,294)	(8,364)	(107,658)

Equity as of June 30, 2018	477,386	(30,766)	10,512	624	(5,706)	11,693	(13,643)	1,624,784	2,088,527	51,283	2,139,810

The accompanying notes form an integral part of these consolidated interim financial statements.

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Glossary

The Following capitalized terms un these notes will have the following meaning:

“Management’’ the Company’s management;

“ADS’’American Depositary Shares;

“CAM’’ Arbitration and Mediation Center of the Santiago Chamber of Commerce;

“CCHEN’’ Chilean Nuclear Energy Commission;

“CCS’’ cross currency swap;

“CINIIF’’ International Financial Reporting Interpretations Committee;

“CMF’’ Financial Market Commission;

“Directors’ Committee” The Company’s Directors’ Committee;

"Corporate Governance Committee'' The Company’s Corporate Governance Committee;

"Health, Safety and Environment Committee'' The Company’s Health, Safety and Environment Committee;

"Lease Agreement'' the mining concessions lease agreement signed by SQM Salar and Corfo in 1993, as subsequently amended;

“CORFO” Chilean Economic Development Agency;

“DCV’’ Central Securities Depository;

“DGA’’ General Directorate of Water Resources;

“Board” The Company’s Board of Directors;

“DOJ’’ United States Department of Justice;

“Dolar’’ “USD’’ o “US$’’ Dollars of the United States of America;

“DPA’’Deferred Prosecution Agreement;

“EIEP’’ Passive foreign investment company;

"United States'' United States of America;

“FCPA’’ Foreign Corrupt Practices Act of the USA;

“FNE’’ National Economic Prosecutor's Office

"SQM Group'' The corporate group composed of the Company and its subsidiaries

"Pampa Group'' Jointly the Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada;

“IASB’’International Accounting Standards Board;

“SSI’’ Staff severance indemnities;

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Glossary

“IFRIC’’ International Financial Reporting Interpretations Committee;

“IFRS’’ International Financial Reporting Standards;

“IPC” Consumer Price Index;

"Corporate Law'' Ley 18,046 on corporations

"ThUS$'' thousands of Dollars;

"MUS$'' millions of Dollars;

“IAS” International Accounting Standard;

“IFRS” International Financial Reporting Standard;

“Pesos’’ “Ch$” o “CLP” Chilean pesos, legal tender in Chile;

“SEC’’ Securities and Exchange Commission;

“Sernageomin’’ National Geology and Mining Service;

“SIC’’ Standard Interpretations Committee;

“SII” Chilean Internal Revenue Service;

“SMA” Environmental Superintendant's Office;

“Company” Sociedad Química y Minera de Chile S.A.;

“SQM Industrial’’ SQM Industrial S.A.;

“SQM NA’’ SQM North America Corporation;

“SQM Nitratos’’ SQM Nitratos S.A.;

“SQM Potasio’’ SQM Potasio S.A.;

“SQM Salar’’ SQM Salar S.A.;

“SVS” Securities and Insurance Supervisor;

“Tianqi’’ Tianqi Lithium Corporation; and

“UF’’ Unidad de Fomento (a Chilean Peso based inflation indexed currency unit)

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 1	Identification and Activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. ("SQM") is an open stock corporation founded under the laws of the Republic of Chile and its Chilean Tax Identification Number is 93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the public notary of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992, SQM’s headquarters are located at El Trovador 4285, Floor 6, Las Condes, Santiago, Chile, The Company's telephone number is +56 2 2425-2000.

The Company is registered with the Commission for Financial Markets (formerly SVS) under number 184 of March 18, 1983 and is therefore subject to oversight by that entity.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant w/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama w/n – San Pedro de Atacama, Minsal Mining Camp w/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office w/n, Commune of Pozo Almonte, Iquique.

1.3	Codes of main activities

The codes of the main activities as established by the CMF, as follows:

-	1700 (Mining)

-	2200 (Chemical products)

-	1300 (Investment)

1.4	Description of the nature of operations and main activities

The products of the Company are mainly derived from mineral deposits found in northern Chile where mining takes place and caliche and brine deposits are processed.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

From the caliche ore deposits, it is produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium, sulfate and boron in order to produce potassium chloride, potassium sulfate, lithium solutions and bischofite (magnesium chloride) and derivates.

Specialty plant nutrition: Four main types of specialty plant nutrients are produced: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. In addition, other specialty fertilizers are sold including third party products.

Iodine: the Company produce iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD and LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components.

Lithium: the Company produces of lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives, We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries.

Industrial chemicals: the Company produce three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material for the production of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used as an additive in oil drilling as well as in food processing, among other uses.

Potassium: the Company produce potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.

Other products and services: the Company also sell other fertilizers and blends, some of which we do not produce. We are the largest company that produces and distributes the three main potassium sources: potassium nitrate, potassium sulfate and potassium chloride.This business line also includes revenue from commodities, services, interests, royalties and dividends.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.5	Other background

Staff

As of June 30, 2019, and December 31, 2018, the workforce was as follows:

Employees	SQM S.A.	06/30/2019 Other subsidiaries	Total	SQM S.A.	12/31/2018 Other subsidiaries	Total
Executives	26	88	114	33	89	122
Professionals	107	1,096	1,203	115	1,078	1,193
Technicians and operators	268	3,367	3,635	260	3,287	3,547
Foreign employees	12	397	409	11	417	428
Overall total	413	4,948	5,361	419	4,871	5,290

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 1	Identification and Activities of the Company and subsidiaries (continued)

1.5	Other background, continued

Main shareholders

The following table shows information about the main shareholders of the Company’s Series A or Series B shares in circulation as of June 30, 2019 and December 31, 2018, in line with information provided by the Central Securities Depository. The following table presents the information about the beneficial ownership of Series A and Series B shares of the Company as of June 30, 2019 and December 31, 2018, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the Central Securities Depository and informed to the CMF and the Chilean Stock Exchanges.

Shareholder as of June 30, 2019	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
Inversiones TLC SPA (1)	62,556,568	43.80%	-	-	23.77%
Sociedad de Inversiones Pampa Calichera S.A.	44,894,152	31.43%	8,393,154	6.97%	20.25%
The Bank of New York Mellon, ADRs	-	-	35,348,524	29.36%	13.43%
Potasios de Chile SA.	18,179,147	12.73%	-	-	6.91%
Banco de Chile via non-resident third party accounts	177,463	0.12%	10,382,040	8.62%	4.01%
Inversiones Global Mining (Chile) Limitada	8,798,539	6.16%	-	-	3.34%
Banco Itaú through Corpbanca on behalf of foreign investors	-	-	7,660,608	6.36%	2.91%
Banco Santander via foreign investor accounts	-	-	6,918,457	5.75%	2.63%
Banchile C de B S.A.	526,458	0.37%	4,303,609	3.58%	1.84%
Inversiones la Esperanza de Chile Limitada	3,711,598	2.60%	46,500	0.04%	1.43%
Tanner C de B S.A.	72,779	0.05%	3,222,335	2.68%	1.25%
Larrain Vial S.A. Corredora de Bolsa	76,143	0.05%	2,793,835	2.32%	1.09%

(1) As reported by Depósito Central de Valores S.A. ("DCV''), which records the Company's shareholders' register as of June 30, 2019 and December 31, 2018, Inversiones TLC SpA, a subsidiary of Tianqi Lithium Corporation ("Tianqi"), is the direct owner of 62,556,568 shares of SQM equivalent to 23.77% of SQM’s shares''

According to information provided to the CMF by Inversiones TLC SpA dated December 5, 2018, Inversiones TLC SpA owns 25.86% of SQM’s shares.

On June 30, 2019 the total number of shareholders had risen to 1,495.

Shareholder as of December 31, 2018	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
Inversiones TLC SPA	62,556,568	43.80%	-	-	23.77%
Sociedad de Inversiones Pampa Calichera S.A.	44,894,152	31.43%	10,093,154	8.38%	20.89%
The Bank of New York Mellon, ADRs	-	-	35,254,267	29.29%	13.39%
Potasios de Chile S.A.	18,179,147	12.73%	-	-	6.91%
Banco de Chile via non-resident third party accounts	15,687	0.01%	10,703,812	8.89%	4.07%
Inversiones Global Mining (Chile) Limitada	8,798,539	6.16%	-	-	3.34%
Banco Itaú through Corpbanca on behalf of foreign investors	-	-	8,085,730	6.72%	3.07%
Banco Santander via foreign investor accounts	-	-	7,138,685	5.93%	2.71%
Banchile C de B S A	528,092	0.37%	4,028,611	3.35%	1.73%
Inversiones la Esperanza de Chile Limitada	3,711,598	2.60%	46,500	0.04%	1.43%

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 2	Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

-	Consolidated Interim Statements of Financial Position as of June 30, 2019 and, December 31, 2018.

-	Consolidated Interim Statements of Changes in Equity for ended June 30, 2019 and 2018.

-	Consolidated Interim Statements of Comprehensive Income for ended June 30, 2019 and 2018.

-	Consolidated Interim Statements of Direct-Method Cash Flows for ended June 30, 2019 and 2018.

2.2	Consolidated financial statements

The consolidated interim financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries were prepared in accordance with la IAS 34 “Interim Financial Reporting”.

These consolidated interim financial statements fairly reflect the Company’s financial position, the comprehensive results of operations, changes in equity and cash flows occurring during the periods ended on June 30, 2019 and, 2018.

The consolidated interim financial statements should be read in conjunction with the annual financial statements as of December 31, 2018.

IFRS establish certain alternatives for their application, those applied by the Company are detailed in this Note.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.2	Consolidated financial statements, continued

The accounting policies used in the preparation of these consolidated annual accounts comply with each IFRS in force at their date of presentation.

As of June 30, 2019, at the close of these consolidated financial statements, certain reclassifications were made as of December 31, 2018 y June 30, 2018, as detailed below:

Reclassification as of 12/31/2018	ThUS$
Debit/(Credit)
Trade and other receivables, current	1,764
Trade receivables due from related parties, current	(1,764)
Other current non-financial assets	(1,214)
Intangible assets other than goodwill	1,214
Intangible assets other than goodwill	(148)
Goodwill	148

Reclassification as of 06/30/2018	ThUS$
Debit/(Credit)
Cost of sales	1,511
Finance costs	(1,511)

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

-	Inventories are recorded at the lower of cost and net realizable value.

-	Financial derivatives at fair value; and

-	Certain financial investments classified as available for sale measured at fair value with an offsetting entry in other comprehensive income.

-	Other current and non-current assets and financial liabilities at amortized cost.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements

New accounting pronouncements

a)       The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2019:

Standards and Interpretations	Mandatory for annual periods beginning on or after
IFRS 16 "Leases" - issued in January 2016. Establishes the standards to recognize, measure, present and disclose leases. IFRS 16 replaces IAS 17 and introduces a unique lessee accounting model that requires a lessee to recognize the assets and liabilities of all rental contracts with a term of over 12 months, unless the underlying asset is of low value. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, and early implementation is permitted for entities that apply IFRS 15, or before the date that IFRS 16 is initially implemented.	01/01/2019

IFRIC 23 Uncertainty over Income Tax Treatments. Published in June 2016. This interpretation clarifies how to apply the recognition and measurement requirements in IAS 12, when there is uncertainty over income tax treatments.	01/01/2019

Amendments and improvements	Mandatory for annual periods beginning on or after
Amendment to IFRS 9 Financial Instruments. Published in October 2017. The amendment permits more assets to be measured at amortized cost than under the previous version of IFRS 9, in particular some prepayable financial assets with negative compensation. The assets affected, which include some loans and debt securities, would otherwise have been measured at fair value through profit and loss (FVTPL). For them to qualify for amortized cost measurement, the negative compensation must be “reasonable compensation for early termination of the contract.”	01/01/2019

Amendment to IAS 28 “Investments in Associates and Joint Ventures” Published in October 2017. This amendment clarifies that companies should apply IFRS 9 to account for long-term interests in an associate or joint venture to which the equity method is not applied. The IASB Board has published an example that illustrates how companies should apply the requirements of IFRS 9 and IAS 28 to long-term interests in an associate or joint venture.	01/01/2019

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Amendments and improvements	Mandatory for annual periods beginning on or after
Amendment to IFRS 3 “Business Combinations” - Published in December 2017. The amendment clarified that gaining control of a company that is a joint venture deals with a business combination that is achieved in stages. The acquirer must remeasure previously held interests in that business at fair value at the date of acquisition.	01/01/2019

Amendment to IFRS 11 “Joint Arrangements” - Published in December 2017. The amendment clarified that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.	01/01/2019

Amendment to IAS 12 “Income Tax” - Published in December 2017. This modification clarified that the income tax consequences of dividends on financial instruments classified as equity should be recognized when the past transactions or events that generated distributable profits were originally recognized.	01/01/2019

Amendment to IAS 23 Borrowing Costs - Published in December 2017. This amendment clarifies that the borrowing costs of specific borrowings that remain outstanding after the related qualifying asset is ready for intended use or for sale will be considered as part of the general borrowing costs of the entity.	01/01/2019

Amendment to IAS 19 “Employee Benefits” - Published in February 2018. The amendment requires entities to use updated assumptions to determine the current service cost and net interest for the remainder of the period after a modification, reduction or settlement of the plan; and to recognize in profit or loss as part of the cost of the past service, or a profit or loss in the settlement, any reduction in a surplus, even if that surplus was not previously recognized because it did not exceed the upper limit of the asset.	01/01/2019

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

b)      Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2019 and which the Company has not adopted early are as follows:

Amendments and improvements	Mandatory for annual periods beginning on or after
Amendment to IFRS 3 “Definition of a Business” - Published in October 2018. This amendment revises the definition of a business. Based on the feedback received by the IASB, the application of the current guidance is frequently seen as too complex, and results in too many transactions that qualify as business combinations.	01/01/2020

Amendment to IAS 1 “Presentation of Financial Statements” and “IAS 8” Accounting Policies, Changes in Accounting Estimates and Errors - Published in October 2018. This uses a consistent definition of materiality in all of the IFRCs and the Conceptual Framework for Financial Information; it clarifies the explanation of the definition of material; and it incorporates some of the guidelines in IAS 1 on immaterial information.	01/01/2020

Management believes that the adoption of the above standards, amendments and interpretations will have no significant impact on the Company’s financial statements, except for the adoption of IFRS 16 as explained in Note 4.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Amendments and improvements	Mandatory for annual periods beginning on or after
Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”, Published in September 2014. These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not), A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.	Undetermined

The Management estimates that the adoption of the standards, interpretations and amendments described above will not have a significant impact on the Company’s consolidated financial statements.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation

(a)	Subsidiaries

These are all those entities where Sociedad Quimica y Minera de Chile S.A. has control over directing their financial and operational policies, this is generally accompanied by a share of more than half of the voting rights, Subsidiaries apply the same accounting policies of their Parent.

To account for the acquisition, the Company uses the acquisition method. Under this method the acquisition cost is the fair value of assets delivered, equity securities issued, and liabilities incurred or assumed at the date of exchange. assets, The liabilities and contingencies identifiable assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquire. For more information, please see Note 8.1.

Companies included in consolidation:

				Ownership interest
		Country of	Functional	06/30/2019			12/31/2018
TAX ID No	Foreign subsidiaries	origin	currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina.	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Netherlands	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Netherlands	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	0.0100	99.9900	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQMC Holding Corporation L.L.P.	USA	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Netherlands	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	0.9500	99.0500	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	0.1597	99.8403	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Colombia SAS	Colombia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Australia PTY	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SACAL S.A.	Argentina	Argentine peso	0.0000	000.0000	000.0000	100.0000

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

				Ownership interest
		Country of	Functional	06/30/2019			12/31/2018
TAX ID No.	Foreign subsidiaries	origin	currency	Direct	Indirect	Total	Total
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Thailand Limited.	Thailand	US$	0.0000	99.996	99.996	99.996
Foreign	SQM Internacional N.V.	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000

				Ownership interest
		Country of	Functional	06/30/2019			12/31/2018
TAX ID No.	Domestic subsidiaries	origin	currency	Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9999	0.0000	99.9999	99.9999
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda. (2)	Chile	Ch$	0.0000	0.0000	0.0000	60.6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.053.910-0	Proinsa Ltda.(3)	Chile	Ch$	0.0000	0.0000	0.0000	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Comercial Agrorama Ltda. (4)	Chile	Ch$	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A.	Chile	Ch$	0.0000	60.6377	60.6377	60.6377
76.359.919-1	Orcoma Estudios SPA	Chile	US$	51.0000	0.0000	51.0000	51.0000
76.360.575-2	Orcoma SPA	Chile	US$	100.0000	0.0000	100.0000	100.0000
76.686.311-9	SQM MaG SpA.	Chile	US$	0.0000	100.0000	100.0000	100.0000

1) On June 26, 2019 was liquidated.

2) On March 01, 2019, SQMC Internacional merged with Soquimich Comercial S.A.

3) On April 01, 2019, Proinsa Ltda was liquidated.

4) Comercial Agrorama Ltda was consolidated as it is controlled through the subsidiary Soquimich Comercial S.A.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Subsidiaries are consolidated using the line-by-line method, adding the items that represent assets, liabilities, revenues, and expenses of similar content, and eliminating those related to intragroup transactions.

Profit or loss of subsidiaries acquired or divested during the year are included in profit or loss accounts consolidated from the date control is transferred to the Group, or up to the date control is lost, as applicable.

Non-controlling interest represents the equity of a subsidiary not directly or indirectly attributable to the Parent.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.6	Investments in associates and joint ventures

Joint ventures

Investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

With respect to joint operations, the Company recognizes its direct right to the assets, liabilities, income and expenses of the joint operation and its share of the jointly owned or incurred assets, liabilities, income and expenses.

Joint ventures and investments in associates

Interests in companies over which joint control is exercised (joint ventures) or where an entity has significant influence (associates) are recognized using the equity accounting method. Significant influence is presumed when the investor owns over 20% of the investee’s share capital. The investment is recognized using this method in the statement of financial position at cost plus changes subsequent to acquisition, and includes the proportional share of the associate’s equity. For these purposes, the percentage interest in the associate is used. The associated acquired goodwill is included in the investee’s book value and is not amortized. The debit or credit to the income statement reflects the proportional share of the profit or loss of the associate.

Unrealized gains from transactions with subsidiaries or associates are eliminated in accordance with the Company's percentage interest in such entities. Any unrealized losses are also eliminated, unless that transaction provides evidence that the transferred asset is impaired.

Changes in associate’s equity are recognized proportionally with a charge or credit to "Other Reserves" and are classified according to their origin. The reporting dates of the associate, the Company and related policies are similar for equivalent transactions and events in similar circumstances. In the event that significant influence is lost, or the investment is sold, or held for sale, the equity method is suspended, until the proportional part of the gain or loss is recognized. If the resulting value under the equity method is negative, the share of profit or loss is reflected as zero in the consolidated financial statements, unless there is a commitment by the Company to restore the capital position of the Company, in which case the related risk provision and expense are recorded.

Dividends received by these companies are recorded by reducing the value of the investment, and the proportional part of the gain or loss recognized in accordance with the equity method is included in the consolidated income statement under "Share of Gains (Losses) of Associates and Joint Ventures Accounted for Using the Equity Method''.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 3	Significant accounting policies

3.1	Classification of balances as current and non-current

In the attached consolidated statement of financial position, balances are classified in consideration of their recovery (maturity) dates; i.e., those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

3.2	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates.

Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.

The consolidated financial statements are presented in thousands of United States dollars without decimals.

3.3	Foreign currency translation

(a)	Group entities:

The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows:

-	Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.

-	Revenues and expenses of each profit or loss account are converted at monthly average exchange rates.

-	All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in equity (other reserves), At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 3	Significant accounting policies (continued)

3.3	Foreign currency translation, continued

The main exchange rates and the adjustment unit used to translate monetary assets and liabilities, expressed in foreign currency at the end of each period in respect to U.S. dollars, are as follows:

	06/30/2019	12/31/2018
	US$	US$
Brazilian real	3.83	3.87
New Peruvian sol	3.29	3.37
Argentine peso	42.45	37.74
Japanese yen	107.84	110.38
Euro	0.88	0.87
Mexican peso	19.19	19.68
Australian dollar	1.43	1.42
Pound Sterling	0.79	0.79
South African rand	14.10	14.35
Ecuadorian dollar	1.00	1.00
Chilean peso	679.15	694.77
Chinese yuan	6.87	6.88
Indian rupee	69.02	69.93
Thai baht	30.68	32.53
Turkish lira	5.78	5.27
UF (*)	41.09	39.68

(*) The UF is an indexed monetary unit used in Chile, calculated based on the variation in the CPI. It is represented as dollars to UF.

(b)	Transactions and balances

Non-monetary transactions in currencies other than the functional currency (Dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income on the divestment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	34

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 3	Significant accounting policies (continued)

3.4	Accounting Policies for Subsidiaries

SQM S.A., uses the level of control it has in subsidiaries as a basis to determine their share in the consolidated financial statements, This control consists of the Company’s ability to exercise power in the subsidiary, exposure, or right, to variable performance from its share in the investee and the ability to use its power on the investee to have an influence on the amount of the investor’s performance.

The Company prepares the consolidated financial statements using consistent accounting policies for the entire SQM Group, The consolidation of a subsidiary commences when the Company has control over the subsidiary and stops when control ceases.

3.5	Consolidated statement of cash flows

Cash equivalents correspond to highly-liquid short-term investments that are easily convertible into known amounts of cash. They are subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows includes movements in cash performed during the year, determined using the direct method.

3.6	Financial assets

The Administration determines the classification of its financial assets, in accordance with the provisions of IFRS 9, at fair value (either through other comprehensive income, or through profits or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

In the initial recognition, the Company measures its financial assets at fair value more or less, in the case of a financial asset that is not accounted for at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial asset. In the case of commercial debtors and other accounts receivable, the initial recognition will measure their transaction price in accordance with the provisions of IFRS 15.

After initial recognition, the Company measures its financial assets according to the Company's business model for managing its financial assets and the contractual terms of its cash flows:

i)	Financial instruments measured at amortized cost, Financial assets that meet the following conditions are included in this category (a) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows and (b) the Contractual conditions of the financial asset give place, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount.

ii)	The Company’s financial assets that meet these conditions are: (a) cash equivalents; (b) related entity receivables; (c) trade debtors; (d) other receivables.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	35

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 3	Significant accounting policies (continued)

3.6	Financial assets, continued

i)	Financial instruments at fair value A financial asset should be measured at fair value through profit or loss or fair value through other comprehensive income, depending on the following:

a.	"Fair Value Through Other Comprehensive Income": Assets held to collect contractual cash flows and to be sold, where the asset cash flows are only capital and interest payments, are measured at fair value through other comprehensive income. Changes in book values are through other comprehensive income, except for the recognition of impairment losses, interest income and exchange gains and losses, which are recognized in the income statement. When a financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is included in financial income using the effective interest method. Exchange gains and losses are presented in the income statement and impairment losses are separately presented in the income statement.

b.	"Fair Value Through Profit and Loss": Assets that do not meet the amortized cost or "Fair Value Through Other Comprehensive Income" criteria are valued at "Fair Value Through Profit and Loss".

The Company evaluated at the date of each report, whether there was objective evidence that any asset or group of financial assets presented any impairment. An asset or group of financial assets presented a deterioration, if and only if, there was objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset or group of these. In order for impairment to be recognized, the loss event must have an impact on the estimation of future flows of the asset or groups of financial assets.

The Company evaluates expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment method used depends on whether there has been a significant increase in credit risk.

The Company applies the IFRS 9 simplified approach to measure expected credit losses using the lifetime expected loss on all trade receivables. Expected credit losses are measured by grouping receivables by their shared credit risk characteristics and days overdue.

Therefore, the Company has concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for contract assets. Expected loss rates are based on sales payment profiles and historical credit losses within this period. Historical loss rates are adjusted to reflect current and expected information regarding macroeconomic factors that affect the ability of customers to meet their commitments.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	36

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 3	Significant accounting policies (continued)

3.7	Accounting policy for financial liabilities

The Company determines the classification of its financial liabilities, in accordance with the provisions of IFRS 9, at fair value or at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

In the initial recognition, the Company measures its financial liabilities by their fair value more or less, in the case of a financial liability that is not accounted for at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial liability. After initial recognition, the Company measures its financial liabilities at amortized cost unless the Company, at the initial moment, irrevocably designates the financial liability as measured at fair value through profit or loss.

Financial liabilities measured at amortized cost are commercial accounts payable and other accounts payable and other financial liabilities.

3.8	Accounting policy for reclassifying financial instruments

When the Company changes its business model for managing financial assets, it will reclassify all its financial assets affected by the new business model. Financial liabilities cannot be reclassified.

3.9	Financial instrument offsetting

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished.

3.10	Derivative and hedging financial instruments

Derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

b)	Hedging of a single risk associated with an asset or liability recognized or a highly probable forecast transaction (cash flow hedge).

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	37

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 3	Significant accounting policies (continued)

3.10	Derivative and hedging financial instruments, continued

At the beginning of the transaction, the Company documents the relationship that exists between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

The Company also documents its evaluation both at the beginning and at the end of each period if the derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 14.3 (hedging assets and liabilities). Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is more than 12 months, and as a current asset or liability if the remaining expiration period of the entry is less than 12 months.

Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through profit or loss.

a)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps that hedge fixed rate borrowings is recognized in profit or loss within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in profit or loss within other income or other expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity using a recalculated effective interest rate.

b)	Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is initially recognized with a debit or credit to other comprehensive income, while any ineffective portion is immediately recognized with a debit or credit to income, as appropriate.

Amounts taken to equity are transferred to profit or loss when the hedged transaction affects profit or loss, as when the hedged interest income or expense is recognized when a projected sale occurs. When the hedged entry is the cost of a non-financial asset or liability, amounts taken to other reserves are transferred to the initial carrying value of the non-financial asset or liability.

If the expected firm transaction or commitment is no longer expected to occur, the amounts previously recognized in equity are transferred to profit or loss. If a hedge instrument expires, is sold, finished, or exercised without any replacement, or if a rollover is performed or if its designation as hedging is revoked, the amounts previously recognized in other reserves are maintained in equity until the expected firm transaction or commitment occurs.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	38

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 3	Significant accounting policies (continued)

3.11	Derivative financial instruments not considered as hedges

Derivative financial instruments are recognized in accordance with IAS 39. The Company has derivative financial instruments to hedge foreign currency risk exposure.

The Company continually evaluates the existence of embedded derivatives in both its contracts and in its financial instruments. As of June 30, 2019 and December 31, 2018, the Company does not have any embedded derivatives.

3.12	Fair value initial measurements

From the initial recognition, the Company measures its assets and liabilities at fair value plus or minus transaction costs incurred that are directly attributable to the acquisition of a financial asset or issuance of a financial liability. After initial recognition, changes in the fair value of such derivatives are recognized in the income statement.

3.13	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis independent of payment date.They are recognized under other non-financial assets.

3.14	Classification Leases

Below are accounting policies applied by the Company in 2019 prior to the adoption of IFRS 16:

(a)	Lease - Finance lease

Leases are classified as finance leases when the Company substantially owns all the risks and rewards inherent in the ownership of the asset. Finance leases are capitalized at the commencement of the lease term at the lower of the fair value of the leased asset and the present value of the minimum lease payments.

Each finance lease payment is apportioned between the liability and the finance charges so as to obtain the constant rate of interest on the remaining balance of the liability. The respective lease obligations, net of finance charges, are included in other non-current liabilities. The interest part of the finance cost is charged to the consolidated financial statements for the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each year.

(b)	Lease - Operating lease

Leases where the lessor retains a significant part of the risks and benefits derived from the property are classified as operating leases. Operating lease payments (net of any incentive received by the lessor) should be recognized as an expense in the income statement or capitalized (as appropriate) over the lease term on a straight-line basis.

Below are the Company’s new accounting policies after the adoption of IFRS 16 on January 1, 2019. These have been applied since the initial date of application:

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	39

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 3	Significant accounting policies (continued)

3.14	Classification Leases, continued

(a)	Right-of-use assets

The Company recognizes right-of-use assets on the initial lease date (i.e., the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, adjusted by any new measurement of the lease liability. The cost of right-of-use assets includes the amount of recognized lease liabilities, direct initial costs incurred and lease payments made on the start date or sooner, less the lease incentives received. Unless the Company is reasonably sure it will take ownership of the leased asset at the end of the lease period, the assets recognized through right-of-use are depreciated in a straight line during the shortest period of their estimated useful life and lease period. Right-of-use assets are subject to impairment as per “IAS 36 Impairment of Assets”.

(b)	Lease liabilities

On the lease start date, the Company recognizes lease liabilities measured at present value of lease payments that will be made during the lease period (which haven’t been paid by that date). Lease payments include fixed payments (including payments that are essentially fixed), less incentives for lease receivables, variable lease payments that are dependent on an index or rate, and amounts that are expected to be paid as guaranteed residual value. Lease payments also include the exercise price of a purchase option if the Company is reasonably sure it will exercise this and penalty payments for terminating a lease, if the lease period reflects that the Company will exercise the option to terminate. Variable lease payments that are not dependent on an index or rate are recognized as expenses in the period that produces the event or condition that triggers payment.

When calculating the present value of lease payments, the Company uses the incremental borrowing rate on the initial lease date if the interest rate implicit in the lease cannot be determined easily. After the start date, the lease liability balance will increase to reflect the accumulation of interest and will diminish as lease payments are made. Furthermore, the book value of lease liabilities is remeasured in the event of an amendment, a change in the lease period, a change in the fixed lease payments in substance or a change in the assessment to buy the underlying asset.

(c)	Short-term leases and low-value asset leases

The Company applies the short-term lease recognition exemption to leases with a lease term of 12 months or less starting on the start date and that don’t have a purchase option. It also applies the low-value asset lease recognition exemptions (i.e., when the underlying asset is below USD$5,000). Lease payments in short-term leases and low-value asset leases are recognized as lineal expenses during the lease term.

(d)	Significant judgments in the determination of the lease term for contracts with renewal options

The Company determines the lease term as the non-cancellable period of the lease, together with periods covered by an option to extend the lease if it is reasonably certain that this will be exercised, or any period covered by an option to terminate the lease, if it is reasonably certain that this will not be exercised.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	40

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 3	Significant accounting policies (continued)

3.14	Classification Leases, continued

The Company has the option, under some of its leases, to lease assets for additional terms. The Company applies its judgment when assessing whether it is reasonably certain that it will exercise the option to renovate. In other words, it considers all of the relevant factors that create an economic incentive for it to exercise the option to renovate. After the start date, the Company reevaluates the lease term if there is a significant event or change in the circumstances that are under its control and affect its capacity to exercise (or not exercise) the option to renovate.

3.15	Inventory measurement

The method used to determine the cost of inventories is the weighted average monthly cost of warehouse storage.

In determining production costs for own products, the company includes the costs of labor, raw materials, materials and supplies used in production, depreciation and maintenance of the goods that participate in the production process, the costs of product movement necessary to maintain stock on location and in the condition in which they are found, and also includes the indirect costs of each task such as laboratories, process and planning areas, and personnel expenses related to production, among others.

For finished and in-process products, the company has four types of provisions, which are reviewed quarterly:

1.	Provision associated with the lower value of stock, which is directly identified with the product that generates it and involves three types: provision of lower realizable value, which corresponds to the difference between the inventory cost of intermediary or finished products, and the sale price minus the necessary costs to bring them to the same conditions and location as the product with which they are compared; provision for future uncertain use that corresponds to the value of those products in process that are likely not going to be used in sales based on the company’s long-term plans; reprocessing costs of products that are unfeasible for sale due to current specifications.

2.	Provision associated with physical differences in inventory: a provision is made for differences that exceed the tolerance considered in the respective inventory process (production units in Chile and the port of Tocopilla carry out at least two inventories a year, the business subsidiaries depend on the last zero ground obtained, but in general it is at least once a year), these differences are recognized immediately.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	41

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 3	Significant accounting policies (continued)

3.15	Inventory measurement, continued

3.	Potential errors in the determination of stock: The company has an algorithm that is reviewed at least once a year and corresponds to diverse percentages assigned to each inventory based on the product, location, complexity involved in the associated measurement, rotation and control mechanisms.

4.	Provisions undertaken by business subsidiaries: these are historical percentages that are adjusted as zero ground is attained based on normal inventory management.

Inventories of raw materials, materials and supplies for production are recorded at acquisition cost. Cyclical inventories are performed in warehouses, as well as general inventories every three years, Differences are recognized the moment they are detected. The company has a provision that makes quarterly calculations from percentages associated with each type of material (classification by warehouse and rotation), These percentages use the lower value resulting from deterioration or obsolescence as well as potential losses. This provision is reviewed at least annually, and considers the historical profit and loss obtained in the inventory processes.

3.16	Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity, but separate from equity attributable to the owners of the Parent.

3.17	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. These transactions have been eliminated in consolidation, The expiration conditions vary according to the originating transaction.

3.18	Property, plant and equipment

The assets tangible property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

1.	Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

2.	The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the obligation.

Having initially recognized provisions for closure and refurbishment, the corresponding cost is capitalized as an asset in Property, plant and equipment and amortized in line with the amortization criteria for the associated assets.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	42

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 3	Significant accounting policies (continued)

3.18	Property, plant and equipment, continued

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as they are incurred.

The replacement of full assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period, and calculated as the difference between the asset’s sales value and its net carrying value.

Costs derived from the daily maintenance of property, plant and equipment are recognized when incurred.

Right-of-use assets (IFRS 16) are recognized in the property, plant and equipment line item and are classified within this based on the underlying asset class.

3.19	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets. Useful lives are reviewed on an annual basis.

Fixed assets associated with the Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030.

In the case of mobile equipment, depreciation is performed depending on the hours of operation.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below:

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)	life or average rate in years
Mining assets	3	8	7
Energy generating assets	3	16	7
Buildings	2	40	11
Supplies and accessories	2	16	6
Office equipment	2	20	6
Transport equipment	2	20	9
Network and communication equipment	3	15	5
IT equipment	2	16	4
Machinery, plant and equipment	1	28	9
Other property, plant and equipment	1	26	6

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	43

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 3	Significant accounting policies (continued)

3.20	Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses, It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	44

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

3.21	Intangible assets other than goodwill

Intangible assets other than goodwill mainly relate to water rights, emission rights, commercial brands, costs for rights of way for electricity lines, license costs and the development of computer software and mining property and concession rights, client portfolio and commercial agent.

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent legal rights granted in perpetuity to the Company, they are not amortized, but are subject to annual impairment tests.

(b)	Rights of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines on third party land. These rights are presented under intangible asset. Amounts paid are capitalized at the date of the agreement and charged to the statement of income, according to the life of the right of way.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on their acquisition and customization costs. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than its costs during more than a year, are recognized as intangible assets. Direct costs include the expenses of employees who develop information technology software and general expenses in accordance with corporate charges received.

The costs of development for IT programs recognized as assets are amortized over their estimated useful lives.

(d)	Mining property and concession rights

The Company holds mining property and concession rights from the Chilean and Australian Governments. Property rights are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

(e)	Client portfolio

The period for exploiting these portfolios is unlimited so they are considered assets with an indefinite useful life and are therefore not subject to amortization. However, they are subjected to an annual impairment test and the corresponding amounts are recorded in the profit or loss.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	45

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 3	Significant accounting policies (continued)

3.21	Intangible assets other than goodwill continued

(f)	Commercial agent

The rights obtained through the acquisition of the commercial agent of Sociedad Agrocom Ltda, corresponded to the fair value of that company’s line of business. The period for exploiting these rights is unlimited so they are considered assets with an indefinite useful life and are therefore not subject to amortization. However the indefinite useful life is subject to review for every reporting period, to see whether indefinite useful life continues to apply.

3.22	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the expenditure was incurred.

3.23	Exploration and evaluation expenses

The Company holds mining concessions for exploration and exploitation of ore, the Company gives the following treatment to expenses associated with exploration and assessment of these resources:

•	Caliche

Once the rights have been obtained, the Company records the disbursements directly associated with the exploration and assessment of the deposit as an at cost asset. These disbursements include the following items:

-	Geological surveys, drilling, borehole extraction and sampling, activities related to the technical assessment and commercial viability of the extraction, and in general, any disbursement directly related to specific projects where the objective is to find ore resources.

If the technical studies determine that the ore grade is not economically viable, the asset is directly charged to profit and loss. If determined otherwise, the asset described above is associated with the extractable ore tonnage which is amortized as it is used. These assets are presented in the “other non-current assets category”, reclassifying the portion related to the area to by extracted that year as stock.

•	Expenses related to metal exploration are charged to profit or loss in the period in which they are registered.

•	Salar de Atacama exploration expenses are presented in non-current assets in the property, plant and equipment category and correspond mainly to wells that can also be used in the extraction of the deposit and/or monitoring, these are amortized over 10 years.

•	Mount Holland exploration expenses are presented as of December 31, 2018 in non-current assets under "Other Non-Financial Non-Current Assets". As of January 1, 2019 they have been incorporated into Property, Plant and Equipment, specifically in Constructions in progress and primarily consider exploration boreholes and complementary studies for the lithium ore study of the area. These expenses will begin to be amortized in the development stage.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	46

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 3	Significant accounting policies (continued)

3.24	Impairment of non-financial assets

Assets subject to depreciation and amortization are also subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable, An impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit (“CGU”) less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.

When the carrying value of an asset exceeds its recoverable amount, the asset is considered an impaired asset and is reduced to its net recoverable amount.

In evaluating value in use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessment, the value of money over time and the specific asset risks.

To determine the fair value less costs to sell, an appropriate valuation model is used.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function, except for properties reevaluated previously where the revaluation was taken to equity.

For assets other than acquired goodwill, an annual evaluation is carried out to determine whether any previously recognized impairment losses have already decreased or ceased to exist. If this should be the case, the recoverable amount is estimated. A previously recognized impairment loss is only reversed if there have been changes in the estimates used to determine the asset’s recoverable amount since the last time an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined, net of depreciation, if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to profit or loss.

3.25	Minimum dividend

As required by Chilean law and regulations, our dividend policy is decided upon from time to time by our Board of Directors and is announced at the Annual Ordinary Shareholders’ Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year (determined in accordance with CMF regulations), unless and to the extent the Company has a deficit in retained earnings.

3.26	Earnings per share

The basic earnings per share amounts are calculated by dividing the profit for the year attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that would entail the disclosure of diluted earnings per share.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 3	Significant accounting policies (continued)

3.27	Trade and other payables

Trade and other payables are measured at fair value plus all costs associated with the transaction, Subsequently, these are carried out at amortized cost using the effective interest rate method.

3.28	Interest-bearing borrowings

At initial recognition, interest-bearing borrowings are measured at fair value net of transaction costs incurred. Subsequently, they are measured at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes costs of transactions which are an integral part of the effective interest rate.

These are recorded as non-current when their expiration period exceeds twelve months and as current when the term is lower than such term. Interest expense is calculated in the year in which it is accrued following a financial criterion.

3.29	Other provisions

Provisions are recognized when:

-	The Company has a present obligation or constructive obligation as the result of a past event.

-	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.

-	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the value of money over time be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is to maintain provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 3	Significant accounting policies (continued)

3.30	Obligations related to employee termination benefits and pension commitments

Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment contracts, except for the United States, which is regulated in accordance with employment plans in force up to 2002. (See more details in Note 18.4).

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. The criteria in force contained in the revised IAS 19 are also taken into account.

Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in other comprehensive income.

Actuarial losses and gains have their origin in departures between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The discount rate used by the Company for calculating the obligation was 4,642% and 4,642% for the periods ended June 30, 2019 and December 31, 2018, respectively.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 4% interest rate for 2019 and 3.75% for 2018. The net balance of this obligation is presented under the non-current provisions for employee benefits (refer to Note 18.4).

3.31	Compensation plans

Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standards No. 2 "Share-based Payments”. Changes in the fair value of options granted are recognized with a charge to payroll on a straight-line basis during the period between the date on which these options are granted and the payment date (see Note 18.6).

3.32	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during the performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenues are recognized when the specific conditions for each income stream are met, as follows, as follows:

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	49

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 3	Significant accounting policies (continued)

3.32	Revenue recognition, continued

(a)	Sale of goods

The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by the customer, and the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted the products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b)	Sale of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	50

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 3	Significant accounting policies (continued)

3.33	Finance income and finance costs

Finance income is mainly composed of interest income in financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest on bank borrowing expenses, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets.Borrowing costs and bonds issued are recognized in profit or loss using the effective interest rate method.

For finance costs accrued during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, the effective interest rate related to the project’s specific financing is used. If none exists, the average financing rate of the subsidiary making the investment is utilized.

Borrowing and financing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of that asset’s cost.

3.34	Income tax and deferred taxes

Corporate income tax for the year is determined as the sum of current taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the year.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current Chilean tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in the statement of income accounts or equity accounts in the consolidated statement of financial position, considering the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets has been reviewed and reduced to the extent where there will not be sufficient taxable income to allow the recovery of all or a portion of the deferred tax assets. Likewise, as of the date of the consolidated financial statements, deferred tax assets that are not recognized were evaluated and not recognized as it was more likely than not that future taxable income will allow for recovery of the deferred tax asset.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more.The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on profit or loss.

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	51

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 3	Significant accounting policies (continued)

3.35	Segment reporting

IFRS 8 requires that companies adopt a management approach to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance that are different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance that are different from those of other segments operating in other economic environments.

For assets and liabilities, the allocation to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated to the applicable segments, in accordance with the criteria established in the costing process for product inventories.

The following operating segments have been identified by the Company:

-	Specialty plant nutrients

-	Industrial chemicals

-	Iodine and derivatives

-	Lithium and derivatives

-	Potassium

-	Other products and services

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 3	Significant accounting policies (continued)

3.36	Responsibility for Information and Estimates Made

The Management of Sociedad Química y Minera de Chile S.A. and its subsidiaries is responsible for the information contained in these consolidated financial statements, which expressly indicate that all the principles and criteria included in IFRS, as issued by the International Accounting Standards Board (IASB), have been applied in full.

In preparing the consolidated financial statements of Sociedad Química y Minera de Chile S,A, and its subsidiaries, Management has made judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein, Basically, these estimates refer to:

-	Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations.( See Notes 3.22, 15 and 16).

-	Impairment losses of certain assets - Assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact the recoverable values of these assets. Estimates are reviewed regularly by management (See Notes 15 and 16).

-	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments (See Note 18).

-	Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements (See Notes 19 and 22).

-	Provisions on the basis of technical studies that cover the different variables affecting products in stock (density and moisture, among others), and related allowance.

-	Obsolescence to ensure that the carrying value of inventory is not in excess of the net realizable Inventory valuation requires judgment to determine obsolescence and estimates of provisions for value. See Note 12.

Despite the fact that these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively, recognizing the effects of the change in estimates in the related future consolidated financial statements.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 3	Significant accounting policies (continued)

3.37	Environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, as the case may be.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 4	Changes in accounting estimates and policies (consistent presentation)

4.1	Changes in accounting estimates

In the preparation of the consolidated financial statements of the Company and subsidiaries, the management has made estimates regarding the useful lives of Properties, Plants and Equipment, assumptions used for the actuarial calculation of employee benefits, contingencies and provisions (see Note 3).

There have been no changes in the methodology used to determine these estimates in the periods presented.

4.2	Changes in accounting policies

The accounting principles and criteria were applied consistently, except for the following:

The Company’s consolidated financial statements as of June 30, 2019, show changes in the accounting policies over the previous period due to the application of IFRS 16 as of January 1, 2019.

During 2018, management initially measured the impact of adopting IFRS 16 from the date the standard became effective, which it determined by evaluating its lease contracts. These assets should be recorded on the initial application date as right-of-use assets, depending on their nature and lease terms, and they will be amortized over the shorter of their contractual period or useful life

Contracts were evaluated for evidence of a lease under IFRS 16, and right-of-use assets were identified that included: trucks, cranes, excavators, property (buildings, warehouses, storerooms, land), where SQM has the power to control them during the contract, without the supplier changing its operating instructions.

The Company constructed a debt curve based on the Company’s public debt instruments at the valuation date to determine the discount rate for the estimated initial measurement. The rates used to discount the right-of-use asset and the leasing liability were estimated according to the contract currencies (USD, UF and CLP) and terms.

The Company chose to fully apply a modified approach of the retrospective application version B, where the right-of-use is equal to the liability and there is no equity adjustment

The values of right-of-use assets and leasing liabilities for contracts classified under IFRS 16 total ThUS$ 31,619 as of January 1, 2019.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 5	Financial risk management

5.1	Financial risk management policy

The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of the Company and its subsidiaries with regard to all such relevant financial uncertainty components.

The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, doubtful accounts risk, and interest rate risk, among others.

There could also be additional risks, which are either unknown or known but not currently deemed to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and, in particular, Finance Management, is responsible for constantly assessing the financial risk.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 5	Financial risk management, continued

5.2	Risk Factors

5.2.1	Credit risk

A global economic downturn - and its potentially negative effects on the financial situation of our customers - could extend the payment terms of the Company's receivables by increasing its exposure to credit risk. Although measures are taken to minimize the risk, this global economic situation could mean losses with adverse material effects on the business, financial position or profit and loss of the Company's operations.

To mitigate these risks, the Company maintains active control of collection and uses measures such as the use of credit insurance, letters of credit and prepayments for a portion of receivables.

The concentration of credit risk with respect to sales debtors is reduced, due to the large number of companies that comprise the Company's customer base and their distribution throughout the world.

Financial investments correspond to time deposits whose maturity date is greater than 90 days and less than 360 days from the date of investment, so they are not exposed to excessive market risks.

The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if available) or historical information on counterparty late payment rates:

		Rating Institution			06/30/2019
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco de Chile	Time deposits	P-1	A-1	-	4,707
Banco de Crédito e Inversiones	Time deposits	P-1	A-1	-	65,647
Banco Itau Corpbanca	Time deposits	P-2	A-2	-	87,514
Banco Santander	Time deposits	P-1	A-1	-	6,914
Scotiabank Sud Americano	Time deposits				40,033
BBVA Banco Francés	Time deposits	-	-	-	76
Nedbank	Time deposits	P-3	B	-	-
JP Morgan US dollar Liquidity Fund Institutional	Investment fund deposits	-	-	-	122,780
Legg Mason - Western Asset Institutional Cash Reserves	Investment fund deposits
Cash Reserves	Investment fund deposits	-	-	-	133,740
Total					461,411

		Rating Institution			06/30/2019
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco Scotiabank	90 days to 1 year	-	-	-	71,845
Banco de Crédito e Inversiones	90 days to 1 year	P-1	A-1	-	100,635
Banco Santander	90 days to 1 year	P-1	A-1	-	67,592
Banco Itaú-Corpbanca	90 days to 1 year	P-2	A-2	-	100,668
Banco Security	90 days to 1 year		A-2	-	28,360
Banco de Chile	90 days to 1 year				37,870
Banco Estado	90 days to 1 year				8,226
Banco Itau Brasil	90 days to 1 year				8
Total					415,204

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 5	Financial risk management, continued

5.2.1	Credit risk, continued

The following table presents comparative information as of December 2018:

		Rating Institution			12/31/2018
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco de Chile	Time deposits	P-1	A-1	-	7,305
Banco de Crédito e Inversiones	Time deposits	P-1	A-1	-	27,428
Banco Itau Corpbanca	Time deposits	P-2	A-2	-	61,946
Banco Santander	Time deposits	-	-	-	432
Banco Estado	Time deposits	-	-	-	3,602
BBVA Banco Francés	Time deposits	-	-	-	84
Nedbank	Time deposits	P-3	B	-	647
Scotiabank Sud Americano	Time deposits				86,222
JP Morgan US dollar Liquidity Fund Institutional	Investment fund deposits	-	-	-	133,809
Legg Mason - Western Asset Institutional Cash Reserves	Investment fund deposits	-	-	-	132,108
Total					453,583

		Rating Institution			12/31/2018
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco Sud Americano	90 days to 1 year	-	-	-	24,898
Banco de Crédito e Inversiones	90 days to 1 year	P-1	A-1	-	145,834
Banco Santander	90 days to 1 year	P-1	A-1	-	23,124
Banco Itaú-Corpbanca	90 days to 1 year	P-2	A-2	-	70,719
Banco Security	90 days to 1 year	-	-	-	27,215
Total					291,790

5.2.2	Currency risk

The functional currency of the Company is the US Dollar, due to its influence on the determination of price levels, its relation to the cost of sales and considering that a significant part of the Company’s business is conducted in this currency. However, the global nature of the Company's business generates an exposure to exchange rate variations of several currencies with the US Dollar. Therefore, the Company maintains hedge contracts to mitigate the exposure generated by its main mismatches (net between assets and liabilities) in currencies other than the US dollar against the exchange rate variation, updating these contracts periodically depending on the amount of mismatching to be covered in these currencies. Occasionally, subject to the approval of the Board, the Company ensures short-term cash flows from certain specific line items in currencies other than the US Dollar.

A significant portion of the Company’s costs, especially salary payments, is associated with the Peso. Therefore, an increase or decrease in its exchange rate with the US Dollar would affect the Company's profit and loss. By the second quarter, approximately US$202 million accumulated in expenses are associated with the Peso.

As of June 30, 2019, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 74% of all of the bond liabilities denominated in UF, for a fair value of US$11.2 million in favor of the Company. As of December 31, 2018, this value amounted to US$3.9 million against the company.

As of June 30, 2019, the exchange rate value for equivalent Pesos to US Dollars was Ch$679.15 per US Dollar, as of December 31, 2018, it was Ch$694.77 per Dollar.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 5	Financial risk management, continued

5.2.3	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company. Significant increases in the rate could make it difficult to access financing at attractive rates for the Company's investment projects.

The Company maintains current and non-current financial debt valued at the LIBOR rate plus spread.

As of June 30, 2019, the Company has around 4% of its financial liabilities linked to variations in the LIBOR rate, Therefore, significant rate increases could impact its financial position. A change of 100 basis points in this rate could result in changes to financial expenses of close to US$0.06 million. Nevertheless, significant rate increases could make it difficult to access financing at attractive rates for the Company's investment projects.

5.2.4	Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments, and marketable securities, among others.

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect SQM’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

SQM constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of June 30, 2019, the Company had unused, available revolving credit facilities with banks, for a total of approximately US$480 million.

The position in other cash and cash equivalents are invested in highly liquid mutual funds with an AAA risk rating.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 5	Financial risk management, continued

5.2.4	Liquidity risk, continued

	Nature of undiscounted cash flows
As of June 30, 2019	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
(in millions of US$)
Bank borrowings	70.23	3.98	77.66	-	81,64
Unsecured obligations	1,742.17	619.48	486.46	1,129.78	2,235.72
Subtotal	1,812.40	623.46	564.12	1,129.78	2,317.36
Other derivative financial liabilities
Hedging liabilities	(5.9)	4.31	5.92	22.91	33.14
Derivative financial instruments	(0.34)	(0.34)	-	-	(0.34)
Subtotal	(6.24)	3.97	5.92	22.91	32.8
Current and non-current lease liabilities	28.86	5.01	9.56	14.29	28.86
Trade accounts payable and other accounts payable	211.6	211.41	0.19	-	211.6
Total	2,046.62	843.85	579.79	1,166.98	2,590.62

	Nature of undiscounted cash flows
As of December 31, 2018	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
(in millions of US$)
Bank borrowings	70.25	4.10	79.66	-	83.76
Unsecured obligations	1,273.07	61.37	823.76	713.60	1,598.73
Subtotal	1,343.32	65.47	903.42	713.60	1,682.49
Other derivative financial liabilities
Hedging liabilities	(14.34)	5.52	15.64	29.27	50.43
Derivative financial instruments	0.16	0.16	-	-	0.16
Subtotal	(14.18)	5.68	15.64	29.27	50.59
Trade accounts payable and other accounts payable	163.75	163.17	0.58	-	163.75
Total	1,492.89	234.32	919.64	742.87	1,896.83

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 5	Financial risk management, continued

5.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the Group.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 6	Background of companies included in consolidation

6.1	Parent’s stand-alone assets and liabilities

	06/30/2019	12/31/2018
	ThUS$	ThUS$
Assets	4,069,861	3,737,892
Liabilities	(1,980,705)	(1,652,401)
Equity	2,089,156	2,085,491

6.2	Parent entity

Pursuant to Article 99 of Law No, 18,045 of the Securities Market, the CMF may determine that a company does not have a controller in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No, 32,131 whereby it determined that the Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Grupo Pampa the controller of the Company and that the Company does not have a controller given its current ownership structure.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 7	Board of Directors, Senior Management And Key management personnel

7.1	Board of Directors and Senior Management

1)	Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 regular directors, 2 of whom are independent directors, who are elected for a three-year period. The Board of Directors was elected during the ordinary shareholders’ meeting held on April 25, 2019, which included the election of 2 independent directors.

As of June 30, 2019, the Company included the following committees and committee members:

-	Directors’ Committee: This committee is comprised of Georges de Bourguignon, Laurence Golborne Riveros y Alberto Salas Muñoz, and fulfills the functions established in Article 50 bis of Chilean Law on publicly-held corporations. This committee takes on the role of the audit committee in keeping with the US-based Sarbanes Oxley law.

-	The Company’s Health, Safety and Environment Committee: This committee is comprised of Gonzalo Guerrero Yamamoto, Patricio Contesse Fica y Robert J. Zatta.

-	Corporate Governance Committee: This committee is comprised of Hernán Büchi Buc, Patricio Contesse Fican y Francisco Ugarte Larrain.

During the periods covered by these financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 7	Board of Directors, Senior Management And Key management personnel (continued)

7.1	Board of Directors and Senior Management, continued

2)	Directors’ Compensation

Directors’ compensation differs according to the period during the corresponding year. Thus, from April 27, 2018 to April 24, 2019 (Period 2018-2019), Directors’ compensation was determined by the annual general shareholders' meeting held on April 27, 2018. While for the period from April 25, 2019 to the date of the next annual general shareholders' meeting (Period 2019-2020), Directors’ compensation was determined by the annual general shareholders' meeting held on April 25, 2019. For each of these periods, Directors’ compensation is detailed as follows:

Períod 2018-2019

a)	The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.

b)	A variable gross amount payable in national currency to the Chairman and Vice President of the Company equivalent to 0.12% of the net liquid income earned by the Company in 2018;

c)	A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income earned by the Company in 2019

Period 2019-2020:

d)	The payment of a fixed, gross and monthly amount of UF 400 in favor of the Chairman of the Board and of UF 350 in favor of the remaining seven directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.

e)	A variable gross amount payable in national currency to the Chairman and Vice President of the Company equivalent to 0.12% of the net liquid income earned by the Company in 2018;

f)	A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income earned by the Company in 2019.

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year. All amounts expressed in UF shall be paid in Chilean pesos at its value on the last day of the respective calendar month, as determined by the Superintendency of Banks and Financial Institutions, the Chilean Central Bank or any other relevant institution that replaces them.

Accordingly, the compensation and profit sharing paid to members of the Directors' Committee and the directors as of June 30, 2019 amounted to ThUS$3,404 and as of December 31, 2018 to ThUS$3,791.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 7	Board of Directors, Senior Management And Key management personnel (continued)

7.1	Board of Directors and Senior Management, continued

3)	Directors’ Committee

Directors' Committee compensation differs according to the period during the corresponding year. Thus, for the Period 2018-2019, Directors’ Committee compensation was determined by the annual general shareholders' meeting held on April 27, 2018. While for the Period 2019-2020), Directors’ Committee compensation was determined by the annual general shareholders' meeting held on April 25, 2019. For each of these periods the compensation of the Directors Committee comprises:

Period 2018-2019

a)	The payment of a fixed, gross and monthly amount of UF 113 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.

b)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net profit that the Company effectively obtains during the 2018 fiscal year.

Period 2019-2020

a)	The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.

b)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net profit that the Company effectively obtains during the 2019 fiscal year.

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year. All amounts expressed in UF shall be paid in Chilean pesos at its value on the last day of the respective calendar month, as determined by the Superintendency of Banks and Financial Institutions, the Chilean Central Bank or any other relevant institution that replaces them.

4)	Health, Safety and Environmental Matters Committee:

The remuneration of this committee for the 2018–2019 period was composed of the payment of a fixed, gross, monthly amount of UF 50 for each of the 3 directors on the committee regardless of the number of meetings it has held. For the 2019- 2020 period, the remuneration for the Health, Safety and Environment Committee corresponds to a fixed, gross, monthly amount of UF 100 for each of the three Directors on the committee regardless of the number of meetings it has held.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 7	Board of Directors, Senior Management And Key management personnel (continued)

7.1	Board of Directors and Senior Management, continued

5)	Corporate Governance Committee

The remuneration for this committee for the 2018–2019 period was composed of the payment of a fixed, gross, monthly amount of UF 50 for each of the 3 directors on the committees regardless of the number of meetings it has held. For the 2019–2020 period, the remuneration for the Corporate Governance Committee corresponds to a fixed, gross, monthly amount of UF 100 for each of the three Directors on the committee regardless of the number of meetings it has held.

6)	No guarantees have been constituted in favor of the directors.

7)	Senior management compensation:

a)	As of June 30, 2019, the global compensation paid to the 124 main executives amounts to ThUS$15,460, the global compensation paid to the 122 main executives as of December 31, 2018 amounted to ThUS$27,907. This includes monthly fixed salary and variable performance bonuses.

b)	The Company has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.

c)	The Company also has retention bonuses for its executives, The value of these bonuses is linked to the Company's stock price and is payable in cash during the first quarter of 2021 (see Note 18.6)

8)	No guarantees have been constituted in favor of the Company’s management.

9)	The Company’s Managers and Directors do not receive or have not received any benefit during the period ended June 30, 2019 and the year ended December 31, 2018 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

7.2	Key management personnel compensation

As of June 30, 2019, there are 114 people occupying key management positions and 122 as of December 31, 2018.

	06/30/2019	12/31/2018
	ThUS$	ThUS$
Key management personnel compensation (1)	17,815	27,907

(1)	Corresponds to a number of executives (see Note 7.1 number 7 (a)).

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 8	Background on companies included in consolidation and non-controlling interests

8.1	Background on companies included in consolidation

The following tables detail general information as of June 30, 2019 and December 31, 2018, on the companies in which the group exercises control and significant influence:

			Country of		Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Functional Currency	Direct	Indirect	Total
SQM Nitratos S.A.	96.592.190-7	El Trovador 4285 Las Condes	Chile	US$	99.9999	0.0001	100.0000
Proinsa Ltda.(1)	78.053.910-0	El Trovador 4285 Las Condes	Chile	Ch$	-	-	-
SQM Potasio S.A.	96.651.060-9	El Trovador 4285 Las Condes	Chile	US$	99.9999	-	99.9999
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	US$r	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Anibal Pinto 3228, Antofagasta	Chile	Ch$	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av, Pdte, Eduardo Fri 4900, Santiago	Chile	US dollar	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285 Las Condes	Chile	Ch$	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285 Las Condes	Chile	US$	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285 Las Condes	Chile	US$	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285 Las Condes	Chile	US$	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Anibal Pinto 3228, Antofagasta	Chile	Ch$	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285 Las Condes	Chile	US$	-	60.6383	60.6383
Comercial Agrorama Ltda. (2)	76.064.419-6	El Trovador 4285 Las Condes	Chile	Ch$	-	42.4468	42.4468
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285 Las Condes	Chile	US$	-	60.6383	60.6383
Agrorama S.A.	76.145.229-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6377	60.6377
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 OF 131 Las Condes	Chile	US$	51.0000	-	51.0000
Orcoma SPA	76.360.575-2	Apoquindo 3721 OF 131 Las Condes	Chile	US$	100.0000	-	100.0000
SQM MaG SpA	76.686.311-9	Los Militares 4290, Las Condes	Chile	US$	-	100.0000	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	US$	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O, Petronia 17, Orangestad	Aruba	US$	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al, Tocantis 75, 6° Andar, Conunto 608 Edif, West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	-	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	Foreign	1 More London Place London SE1 2AF	United Kingdom	US$	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P,O, Box 897, Willemstad, Curacao	Curacao	US$	0.0002	99.9998	100.0000
SQM Perú S.A.	Foreign	Avenida Camino Real N° 348 of, 702, San Isidro, Lima	Peru	US$	0.9800	99.0200	100.0000
SQM Ecuador S.A.	Foreign	Av, José Orrantia y Av, Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	US$	0.0040	99.9960	100.0000

(1) On April 01, 2019 the company Proinsa Ltda ceased trading

(2) SQM controls Soquimich Comercial, which in turn controls Comercial Agrorama Ltda, SQM has management control over Comercial Agrorama Ltda.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.1	Background on companies included in consolidation, continued

			Country of		Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Functional Currency	Direct	Indirect	Total
SQM Brasil Ltda.	Foreign	Al, Tocantis 75, 6° Andar, Conunto 608 Edif, West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	0.9500	99.0500	100.0000
SQI Corporation N.V.	Foreign	Pietermaai 123, P,O, Box 897, Willemstad, Curacao	Curacao	US$	0.0159	99.9841	100.0000
SQMC Holding Corporation.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States of America	US$	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokio	Japan	US$	0.1597	99.8403	100.0000
SQM Europe N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	US$	0.5800	99.4200	100.0000
SQM Italia SRL	Foreign	Via A, Meucci, 5 500 15 Grassina Firenze	Italy	US$	-	100.0000	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	US$	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	US$	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	US$	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av, Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco Mexico	Mexico	US$	0.0100	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P,O, Box 897, Willemstad, Curacao	Curacao	US$	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O, Petronia 17, Orangestad	Aruba	US$	1.6700	98.3300	100.0000
SQM Lithium Specialties Limited Partnership	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta. GA	United States of America	US$	-	100.0000	100.0000
Soquimich SRL Argentina	Foreign	Espejo 65 Oficina 6 – 5500 Mendoza	Argentina	US$	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer Calle 50	Panama	US$	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	US$	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av, Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco Mexico	Mexico	US$	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av, Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco Mexico	Mexico	US$	-	100.0000	100.0000
SQM Australia PTY	Foreign	Level 16, 201 Elizabeth Street Sydney	Australia	US$	-	100.0000	100.0000
SACAL S.A.(3)	Foreign	Av, Leandro N, Alem 882, piso 13 Buenos Aires	Argentina	Argentine peso	-	100.0000	100.0000

(3) On June 26, 2019 SACAL S.A . ceased trading..

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.1	Background on companies included in consolidation, continued

			Country of		Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Functional Currency	Direct	Indirect	Total
Soquimich European Holding B.V.	Foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdan	Holland	US$	-	100.0000	100.0000
SQM Iberian S.A	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	US$	-	100.0000	100.0000
SQM Africa Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	US$	-	100.0000	100.0000
SQM Oceanía Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	US$	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P,R,	China	US$	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	US$	-	99.996	99.996
SQM Colombia SAS	Foreign	Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D,C, – Colombia,	Colombia	US$	-	100.0000	100.0000
SQM International N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	US$	0.5800	99.4200	100.0000
SQM (Shanghai) Chemicals Co. Ltd.	Foreign	Room 4703-33, 47F, No,300 Middle Huaihai Road, Huangpu district, Shanghai	China	US$	-	100.0000	100.0000

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.2	Assets, liabilities and results of consolidated subsidiaries

	06/30/2019
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	267,296	39,287	204,547	1,925	77,299	19,546	19,451
Proinsa Ltda.	-	-	-	-	-	-	-
SQM Potasio S.A.	53,582	992,161	116,011	22,690	1,578	81,766	81,210
Serv. Integrales de Tránsito y Transf. S.A.	6,145	36,708	35,944	2,061	15,660	(868)	(894)
Isapre Norte Grande Ltda.	882	594	688	159	1,913	16	15
Ajay SQM Chile S.A.	18,135	1,294	1,519	390	13,737	748	748
Almacenes y Depósitos Ltda.	269	49	1	-	-	-	25
SQM Salar S.A.	686,293	868,117	466,858	199,842	424,510	100,217	99,542
SQM Industrial S.A.	809,986	722,730	357,156	122,094	375,154	35,500	34,660
Exploraciones Mineras S.A.	3,136	31,035	6,159	-	-	(84)	(84)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	244	593	344	364	1,267	25	(4)
Soquimich Comercial S.A.	132,289	18,816	43,494	12,778	37,376	457	446
Comercial Agrorama Ltda.	2,480	1,585	5,904	18	2,010	(232)	(232)
Comercial Hydro S.A.	4,908	25	13	7	14	36	36
Agrorama S.A.	3,543	482	9,155	31	2,344	(666)	(646)
Orcoma SpA	-	2,360	14	-	-	-	-
Orcoma Estudio SpA	210	4,441	4	-	-	(1)	(1)
SQM MaG SPA	976	575	967	1	1,248	316	316
SQM North America Corp.	120,768	18,141	102,894	254	138,497	1,050	1,050
RS Agro Chemical Trading Corporation A.V.V.	5,155	-	52	-	-	(13)	(13)
Nitratos Naturais do Chile Ltda.	5	136	3,347	-	-	(23)	(23)
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	7,696	150,814	3,590	(181)	-	1,982	1,982
SQM Perú S.A.	40	-	1,176	-	-	(134)	(134)
SQM Ecuador S.A.	29,193	127	25,707	72	16,569	715	715
SQM Brasil Ltda.	116	-	621	2,271	-	(143)	(143)
SQI Corporation N.V.	56	32	74	-	-	(2)	(2)
SQMC Holding Corporation L.L.P.	27,278	16,450	1,546	-	-	1,375	1,375
SQM Japan Co. Ltd.	82,745	230	79,968	176	111,140	283	283
Subtotal	2,268,502	2,906,782	1,467,753	364,952	1,220,316	241,866	239,678

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.2	Assets, liabilities and results of consolidated subsidiaries, continued

	06/30/2019
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Europe N.V.	422,928	1,669	358,479	-	401,479	832	832
SQM Italia SRL	1,173	-	15	-	-	4	4
SQM Indonesia S.A.	3	-	1	-	-	-	-
North American Trading Company	157	145	39	-	-	-	-
SQM Virginia LLC	14,805	14,346	14,805	-	-	-	-
SQM Comercial de México S.A. de C.V.	113,118	4,219	83,264	-	110,518	1,801	1,801
SQM Investment Corporation N.V.	44,611	86	5,375	953	-	90	90
Royal Seed Trading Corporation A.V.V.	64	-	18,834	-	-	(22)	(22)
SQM Lithium Specialties LLP	15,752	3	1,264	-	-
Soquimich SRL Argentina	81	-	171	-	-	(6)	(6)
Comercial Caimán Internacional S.A.	260	-	1,122	-	-	-	-
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	332	88	637	127	1,586	(16)	(16)
SQM Nitratos México S.A. de C.V.	102	7	60	10	413	7	7
Soquimich European Holding B.V.	6,039	165,535	32,179	-	-	1,594	1,594
SQM Iberian S.A.	66,881	2,160	58,305	4	60,479	(2,325)	(2,325)
SQM Africa Pty Ltd.	49,961	1,675	41,256	-	21,475	(2,397)	(2,397)
SQM Oceania Pty Ltd.	4,486	-	2,579	-	798	316	316
SQM Beijing Commercial Co. Ltd.	7,476	7	5,630	-	4,851	(343)	(343)
SQM Thailand Limited	5,041	6	1,168	-	2,712	404	404
SQM Colombia SAS	7,598	236	7,814	3	3,137	(188)	(188)
Sacal S.A.	-	-	-	-	-	-	-
SQM International	48,323	736	40,258	-	39,371	668	668
SQM Shanghai Chemicals Co. Ltd.	39,394	135	36,918	-	35,264	335	335
SQM Australia Pty Ltd.	21,698	97,125	6,484	226	-	(1,298)	(1,298)
Subtotal	870,628	288,184	716,771	1,323	682,083	(544)	(544)
Total	3,139,130	3,194,966	2,184,524	366,275	1,902,399	241,322	239,134

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.2	Assets, liabilities and results of consolidated subsidiaries, continued

	12/31/2018
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	364,492	33,716	310,062	1,621	185,487	32,532	32,546
Proinsa Ltda.	52	-	-	-	-	-	-
SQMC Internacional Ltda.	193	-	-	-	-	(1)	(1)
SQM Potasio S.A.	38,237	935,027	123,838	23,180	3,270	271,247	270,514
Serv. Integrales de Tránsito y Transf. S.A.	62,355	37,594	92,154	2,054	33,392	134	118
Isapre Norte Grande Ltda.	553	754	551	152	3,444	30	(42)
Ajay SQM Chile S.A.	18,259	1,298	1,497	389	32,758	2,400	2,400
Almacenes y Depósitos Ltda.	264	46	-	-	-	(10)	(142)
SQM Salar S.A.	671,086	849,377	512,964	189,267	1,035,046	326,152	325,263
SQM Industrial S.A.	904,802	702,606	489,063	100,914	779,692	82,638	82,267
Exploraciones Mineras S.A.	3,137	30,999	6,039	-	-	2,071	2,071
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	270	571	417	292	2,341	2	(19)
Soquimich Comercial S.A.	139,210	13,558	39,743	6,692	136,563	3,492	3,466
Comercial Agrorama Ltda.	3,966	1,560	7,099	30	7,639	(1,061)	(1,062)
Comercial Hydro S.A.	4,897	28	40	8	25	119	119
Agrorama S.A.	7,235	485	12,086	48	9,440	(1,716)	(1,700)
Orcoma SpA	-	2,360	14	-	-	-	-
Orcoma Estudio SpA	296	4,416	63	1	-	2	2
SQM MaG SPA	780	340	853	-	979	257	257
SQM North America Corp.	113,630	16,274	94,939	254	271,869	(1,342)	(993)
RS Agro Chemical Trading Corporation A.V.V.	5,155	-	39	-	-	(25)	(25)
Nitratos Naturais do Chile Ltda.	30	136	3,349	-	-	127	127
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	7,696	148,464	3,586	-	-	22,131	22,162
SQM Perú S.A.	163	-	1,166	-	-	(107)	(107)
SQM Ecuador S.A.	24,529	144	21,773	72	32,181	766	766
SQM Brasil Ltda.	108	-	706	2,254	126	(32)	(32)
SQI Corporation N.V.	56	31	72	-	-	(6)	(6)
SQMC Holding Corporation L.L.P.	25,692	16,115	1,000	-	-	3,084	3,084
SQM Japan Co. Ltd.	78,457	210	75,948	171	204,313	208	208
Subtotal	2,480,676	2,796,109	1,799,061	327,399	2,738,565	743,092	741,241

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.2	Assets, liabilities and results of consolidated subsidiaries, continued

	12/31/2018
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Europe N.V.	412,691	1,825	349,252	-	985,278	17,180	17,180
SQM Italia SRL	1,176	-	15	-	-	-	-
SQM Indonesia S.A.	3		1	-	-	-	-
North American Trading Company	157	145	39	-	-	(1)	(1)
SQM Virginia LLC	14,805	14,346	14,805	-		(2)	(2)
SQM Comercial de México S.A. de C.V.	110,558	3,040	81,325	-	198,180	1,327	1,327
SQM Investment Corporation N.V.	44,476	86	5,336	946	-	(624)	(624)
Royal Seed Trading Corporation A.V.V.	86	-	18,834	-	-	31	31
SQM Lithium Specialties LLP	15,753	3	1,264	-	-	(2)	(2)
Soquimich SRL Argentina	87	-	172	-	-	(79)	(79)
Comercial Caimán Internacional S.A.	261	-	1,122	-	-	(1)	(1)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	128	78	370	164	2,848	10	10
SQM Nitratos México S.A. de C.V.	90	7	56	10	763	12	12
Soquimich European Holding B.V.	4,999	164,484	32,047	-	-	25,437	25,468
SQM Iberian S.A.	68,754	2,235	57,931	-	138,855	2,995	2,995
SQM Africa Pty Ltd.	59,925	1,448	48,663	-	106,514	4,871	4,871
SQM Oceania Pty Ltd.	3,581	-	1,990	-	2,513	(527)	(527)
SQM Beijing Commercial Co. Ltd.	12,346	9	10,163	-	13,779	(121)	(121)
SQM Thailand Limited	8,302	7	4,835	-	8,348	485	485
SQM Colombia SAS	4,592	279	4,830	-	3,056	(887)	(887)
SQM Australia Pty Ltd.	29,856	88,587	5,005	26	-	562	562
Sacal S.A.	3	-	-	-	-	-	-
SQM International	10,854	781	3,502	-	3,539	102	102
SQM Shanghai Chemicals Co. Ltd.	8,437	36	6,212	-	6,059	(239)	(239)
Subtotal	812,265	277,402	647,883	1,146	1,469,732	50,529	50,560
Total	3,292,941	3,073,511	2,446,944	328,545	4,208,297	793,621	791,801

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.3	Detail of transactions between consolidated companies

a)	Transactions conducted in 2019

On March 1, 2019, Soquimich Comercial S.A. has obtained ownership of 100% of corporate rights in SQMC International Ltda. and therefore it absorbs this entity and takes responsibility for all its assets and liabilities.

On January 1, 2019, the presentation of these financial statements, SQM Australia Pty Ltd. has changed its functional currency from the Australian dollar to the United States dollar.

On June 26, 2019 2019 the company SACAL S.A. ceased trading and was liquadated

On April 01, 2019 2019 the company Proinsa Ltda ceased trading

b)	Transactions conducted in 2018

On January 30, 2018, in SQM NAica there was a capital increase of ThUS$36,251. All partners met this increase, maintaining share percentages.

On February 27, 2018, a capital contribution of ThUS$2,500 was made to SQM (Shanghai) Chemicals Co. Ltd. This company is a wholly-owned subsidiary of SQM Industrial S.A.

On March 28, 2018, in SQI Corporation N.V. there was a capital increase of ThUS$40, All partners met this increase, maintaining share percentages.

As of September 30, 2018, a total of ThUS$1,282 has been paid on the capital increase in SQM Colombia SAS subscribed during 2017 by SQM Industrial S.A. The transaction had no effect on consolidated earnings.

On August 1, 2018, the company Western Australia Lithium Pty changed its corporate name to Covalent Lithium Pty Ltd., maintaining all share percentages.

On November 9, 2018, a capital increase was made in SQM Australia Pty Ltd. for ThUS$2,670. All partners attended, maintaining all share percentages.

On November 29, 2018, a capital increase was made in SQM Australia Pty Ltd. for ThUS$5,250. All partners attended, maintaining all share percentages.

On December 14, 2018, a capital increase was made in SQM Australia Pty Ltd. for ThUS$83,500. All partners attended, maintaining all share percentages.

On December 18, 2018, Proinsa Ltda, sold to SQM Industrial S.A. 1 share in Agrorama S.A. thereby ending its participation in this company.

On December 18, 2018, SQMC Internacional Ltda, sold to Agrorama S.A. 1 share in Agrorama S.A.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.4	Background on non-controlling interests

Subsidiary	% of interests in the ownership held by non-controlling interests	Profit (loss) attributable to non- controlling interests		Equity, non-controlling interests		Dividends paid to non- controlling interests
		06/30/2019	12/31/2018	06/30/2019	12/31/2018	06/30/2019	12/31/2018
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Proinsa Ltda.	0.1%	-	-	-	-	-	-
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49%	366	1,176	8,585	8,659	441	823
SQM Indonesia S.A.	20%	-	-	1	1	-	-
Soquimich Comercial S.A.	39.3616784%	180	1,375	37,890	41,855	4,116	7,931
Comercial Agrorama Ltda.	30%	(70)	(318)	(557)	(481)	-	-
Agrorama S.A.	0.001%	-	-	-	-	-	-
Orcoma Estudios SPA	49%	-	-	2,277	2,277	-	-
SQM (Thailand) Limited.	0.004%	-	-	-	-	-	-
Total		476	2,233	48,196	52,311	4,557	8,754

In May 2018, a dividend for non-controlling interest was paid by Soquimich Comercial S.A. in the amount of ThUS$7,931, corresponding to 75% of profit and loss and 100% of the dividend for 2017, respectively.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 9	Equity-accounted investees

9.1	Investments in associates recognized according to the equity method of accounting

As of June 30, 2019 and December 31, 2018, in accordance with criteria established in Note 3.19, investment in associates recognized according to the equity method of accounting and joint ventures are as follows:

Associates	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method		Share in other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share in total other comprehensive income of associates and joint ventures accounted for using the equity method
	06/30/2019	12/31/2018	06/30/2019	12/31/2018	06/30/2019	12/31/2018	06/30/2019	12/31/2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	11,201	10,821	389	332	-	-	389	332
Doktor Tarsa Tarim Sanayi AS	24,941	21,582	2,397	5,376	651	-	3,048	5,376
Ajay North America	15,157	14,951	1,733	2,524	-	-	1,733	2,524
Ajay Europe SARL	7,257	7,845	709	598	(56)	(6)	653	592
Charlee SQM Thailand Co. Ltd.	-	-	-	179	-	-	-	179
SQM Eastmed Turkey	678	310	401	372	(34)	-	367	372
Kore Potash Ltd	20,450	20,467	80	-	(54)	-	26	-
Total	79,684	75,976	5,709	9,381	507	(6)	6,216	9,375

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 9	Equity-accounted investees (continued)

9.1	Investments in associates recognized according to the equity method of accounting, continued

Associate	Description of the nature of the relationship	Domicile	Country of incorporation	Share of ownership in associates	Dividends received
					06/30/2019	12/31/2018
					ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	-	6,632
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Ajay North America	Production and distribution of iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States	49%	1,398	2,807
Ajay Europe SARL	Production and commercialization of iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	1,069	811
SQM Eastmed Turkey	Production and commercialization of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Charlee SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	31 Soi 138 (Meesuk) LLapdrawrd, Bangkapi, 10240 Bangkok	Thailand	40%	-	362
Kore Potash Ltd.	Prospecting, exploration and mining development.	L 3 88 William St Perth, was 6000	Australia	17.52%	-	-
Total					2,467	10,612

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 9	Equity-accounted investees (continued)

9.1	Investments in associates recognized according to the equity method of accounting, continued

The companies described in the table below are related parties of the following associates:

(1)	Doktor Tarsa Tarim Sanayi AS
(2)	Terra Tarsa B.V.
(3)	Abu Dhabi Fertilizer Industries WWL

Company	Description of the nature of the relationship	Domicile	Country of incorporation	Share of ownership in associates	Dividends received
					06/30/2019	12/31/2018
					ThUS$	ThUS$
Terra Tarsa B.V. (1)	Distribution and trading of specialty plant nutrients	Herikerbergweg 238, Luna Arena, 1101CM Amsterdam PO Box 23393, 1100DW Amsterdam Zuidoost	Holland	50%	-	-
Plantacote N.V. (1)	Sale of CRF and production and sales of WSNPK	Houtdok-Noordkaai 25a, 2030 Antwerpen, Belgium	Belgium	100%	-	-
Doktolab Tarim Arastima San, Tic As (1)	Laboratory services	27, Cd, No:2, 07190 Aosb 2, Kısım/Döşemealtı, Antalya, Turkey	Turkey	100%	-	-
Terra Tarsa Ukraine LLC (2)	Distribution and trading of specialty plant nutrients,	74800 Ukraine, Kakhovka, 4 Yuzhnaya Str,	Ukraine	100%	-	-
Terra Tarsa Don LLC (2	Distribution and sale of specialty fertilizers	Zorge Street, house 17, 344090, Rostov-on-Don	Russian Federation	100%	-	-
Internacional Technical and Trading Agenies Co, WLL (3)	Distribution and trading of specialty plant nutrients, in the Middle East	P,O Box: 950918 Amman 11195	Jordania	50%	-	-
Total					-	-

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 9	Equity-accounted investees (continued)

9.2	Assets, liabilities, revenue and expenses of associates

	06/30/2019
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Associate	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	23,675	11,236	4,639	-	15,246	1,051	-	1,051
Doktor Tarsa Tarim Sanayi AS	91,857	14,550	42,731	13,792	59,850	4,795	1,303	6,098
Ajay North America	22,597	12,528	4,193	-	20,630	3,537	-	3,537
Ajay Europe SARL	23,906	1,585	10,978	-	16,275	1,418	(112)	1,306
SQM Eastmed Turkey	2,682	1,989	2,602	714	2,440	803	(67)	736
Kore Potash Ltd	2.113	154.275	3,262	-	-	-	(308)	(308)
Total	166,830	196,163	68,405	14,506	114,441	11,604	816	12,420

	12/31/2018				06/30/2018
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Associate	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	23,496	11,444	5,695	-	15,686	898	-	898
Doktor Tarsa Tarim Sanayi AS	66,498	12,242	27,067	8,509	49,042	10,751	-	10,751
Ajay North America	21,644	12,409	3,542	-	22,017	5,151	-	5,151
Ajay Europe SARL	21,219	1,214	6,743	-	21,121	1,195	(12)	1,183
Charlee SQM Thailand Co. Ltd. (1)	-	-			7,385	447	-	447
SQM Eastmed Turkey	1,724	2,160	1,829	1,434	2,423	743	-	743
Kore Potash Ltd	6,659	148,426	2,180	-	-	-	-	-
Total	141,240	187,895	47,056	9,943	117,674	19,185	(12)	19,173

(1)	The interest in Charlee SQM Thailand Co. Ltd. was sold during November 2018

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 9	Investment in Associates (continued)

9.3	Other information

The Company has no participation in unrecognized losses in investments in associates.

The Company has no investments that are not accounted for according to the equity method.

The equity method was applied to the Statement of Financial Position as of June 30, 2019 and December 31, 2018.

The basis of preparation of the financial information of associates corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

9.4	Disclosures on interest in associates

a)	Transactions conducted in 2019:

In the second quarter of 2019, Ajay North America paid total dividends of ThUS$2,853.

In the first quarter of 2019, Ajay Europe SARL paid total dividends of ThUS$2,136.

b)	Transactions conducted in 2018:

During the first quarter, the Company. increased its capital in Kore Potash Ltd, by ThUS$ 3,000.

In March 2018 the company Abu Dhabi Fertilizer Industries WLL paid dividends of ThUS$ 10,890, 50% of the distributed dividend was charged to retained earnings subsequent to 2014, in line with the Company’s statutes that establish that 37% of the distributed dividend corresponds to SQM. The remaining 50% was charged to retained earnings generated between 2004 and 2014, in line with the Company’s statutes that establish that 50% of the distributed dividend corresponds to SQM.

In March 2018 the company Ajay North America paid dividends of ThUS$ 1,432.

In June 2018, the associate company Doktor Tarsa Tarim, made a capital increase of 86 million Turkish Lira (ThUS$ 18,753), which was generated by the reclassification of retained earnings.

In June 2018 the company Abu Dhabi Fertilizer Industries WLL paid dividends of ThUS$ 4,348, 50% of the distributed dividend was charged to retained earnings subsequent to 2014, in line with the Company’s statutes that establish that 37% of the distributed dividend corresponds to SQM. The remaining 50% was charged to retained earnings generated between 2004 and 2014, in line with the Company’s statutes that establish that 50% of the distributed dividend corresponds to SQM.

At the close of the second quarter of 2018 the company Ajay North America paid dividends of ThUS$5,728.

In June 2018 the company Ajay North Europe SARL paid dividends of ThUS$1,597.

In June 2018 the company Charlee SQM Thailand Co. Ltd. paid dividends of ThUS$906.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 9	Investment in Associates (continued)

9.4	Disclosures on interest in associates, continued

b) Transactions conducted in 2018, continued:

On November 14, 2018, Soquimich European Holdings B.V. sold its share in Charlee SQM Thailand Co. Ltd., generating a loss of ThUS$759.

In 2018, the company Doktor Tarsa Tarim Sanayi Ve Ticaret A.S., changed its functional currency from Turkish Lira to the United States Dollar.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 10	Joint Ventures

10.1	Policy for the accounting of equity accounted investment in joint ventures

The method for recognizing joint ventures is that in which participation is initially recorded at cost, and subsequently adjusted, considering changes after the acquisition in the portion of the entity’s net assets that correspond to the investor. Profit or loss for the period will include the portion of the entity’s entire profit or loss that correspond to the investor. For these joint ventures there is no quoted market price to measure these investments.(See Note 3.22)

There are no significant restrictions on these joint ventures for the transfer of funds as payment of dividends or others.

At the date of issuance of these financial statements, SQM is not aware of the existence of any significant contingent liabilities associated with the partnerships in joint ventures.

10.2	Disclosures of interest in joint ventures

a)	Operations conducted in 2019

On January 01, 2019, SQM Vitas Perú changed its functional currency from the Peruvian sol to USD (United States dollar).

On January 01, 2019, Covalent Lithium Pty Ltd. changed its functional currency from AUD (Australian dollar) to USD (United States dollar).

b)	Operations conducted in 2018

During the first quarter of 2018, Minera Exar S.A. increased its capital by ThUS$13,000. The entity is a joint venture and contributions were made on January 25, 2018 (ThUS$6,000) and February 14, 2018 (ThUS$7,000) by SQM Potasio S.A. and Lithium Americas Corporation (LAC). Both partners share 50% ownership of the respective company, each contributing the same share in these capital increases.

On March 14, 2018, the company SQM Vitas Plantacote B.V. was closed.

As of the date, Minera Exar S.A. has changed its functional currency from the Argentine peso to the United States dollar.

In April 2018, Minera Exar made a new capital increase of ThUS$7,000, which was contributed in equal parts by its partners.

On May 15, 2018, the subsidiary Soquimich European Holdings BV, signed a joint venture agreement with PAVONI & C., SpA in Italy, EUR 5.5 million were paid for a 50% share, generating a lower value of EUR 2,602,180. The functional currency of the joint venture is the Euro.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 10	Joint Ventures (continued)

10.2	Disclosures of interest in joint ventures, continued

On December 31, 2018, the conditions were met for Covalent Lithium Pty Ltd, to be recognized as a separate joint venture. In previous years, the Financial Statements for this Company were included in those of SQM Australia Pty.

On December 31, 2018, as part of the investment in Pavoni & C., SpA. the goodwill generated in the purchase of this joint venture was classified, a sum of ThUS$3,206.

In December 2018, SQM S.A. sold the share it held in Minera Exar S.A. generating a pre-tax profit of ThUS$14,507, which was presented in the Consolidated Statement of Income by Function in Other income (losses). (See Note 27.6)

The subsidiary SQM Industrial S.A., has recorded an impairment loss of ThUS$ 8,802, corresponding to its Sichuan SQM-Migao Chemical Fertilizer Co, Ltd, joint venture. The impairment is disclosed by deducting the value of the aforementioned investment, in the caption “Equity method investments".

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 10	Joint Ventures (continued)

10.3	Investment in joint ventures accounted for under the equity method of accounting

			Country of	Share of interest in	Dividends received
Joint venture	Description of the nature of the relationship	Domicile	incorporation	ownership	06/30/2019	12/31/2018
					ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province	China	50%	-	-
Coromandel SQM India	Production and distribution of potassium nitrate.	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-
SQM Star Qingdao Corp Nutrition, Co. Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble.	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	-
SQM Vitas Holland B.V.	Without information.	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-
Pavoni & C.,Spa	Production of specialized fertilizers and other products for distribution in Italy and other countries.	Corso Italia 172, 95129 Catania (CT), Sicily	Italy	50%	-	-
Covalent Lithium Pty Ltd.	Development and operation of the Mt Holland Lithium project, which will include the construction of a lithium extraction and refining mine.	L18, 109 St, Georges Tce Perth WA 6000 PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	-	-

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 10	Joint Ventures (continued)

10.3	Investment in joint ventures accounted for under the equity method of accounting, continued

The companies described in the following table are related to the following joint ventures:

(1)	SQM Vitas Fzco.
(2)	Pavoni & C Spa.
(3)	SQM Vitas Holland B.V.

		Domicile	Country of incorporation	Share of interest in ownership	Dividends received
SQM Vitas Brazil Agroindustria (1)	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Via Cndeias, Km, 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-
SQM Vitas Peru S.A.C (1).	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Av, Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima.	Peru	50%	-	-
Arpa Speciali S.R.L. (2)	Production of specialty fertilizers and other products for distribution in Italy and other countries.	Mantova (MN) via Cremona 27 Int, 25.	Italy	50.48%	-	-

Joint Venture	Final reporting period date	Accounting method
Coromandel SQM India	June 30, 2019	Equity method
SQM Vitas Fzco.	June 30, 2019	Equity method
SQM Qingdao Star Corp Nutrition Co. Ltd.	June 30, 2019	Equity method
SQM Vitas Brazil Agroindustria	June 30, 2019	Equity method
SQM Vitas Perú S.A.C.	June 30, 2019	Equity method
SQM Vitas Holland B.V.	June 30, 2019	Equity method
Pavoni & C Spa	June 30, 2019	Equity method
Arpa Speciali S.R.L.	June 30, 2019	Equity method
Covalent Lithium Pty Ltd.	June 30, 2019	Equity method

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 10	Joint Ventures (continued)

10.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method
	06/30/2019	12/31/2018	06/30/2019	06/30/2018
	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	1,688	1,992	(305)	(324)
Coromandel SQM India	1,635	1,729	(4)	78
SQM Vitas Fzco.	19,495	20,202	1,015	318
SQM Qingdao Star Corp Nutrition Co. Ltd.	3,373	3,168	206	176
SQM Vitas Holland.	1,328	1,345	(9)	(8)
Minera Exar S.A. (1)	-	-	-	(204)
Pavoni & C. Spa	7,097	7,084	219	74
Covalent Lithium Pty Ltd.	44	53	(9)	-
Total	34,660	35,573	1,113	110

Joint Venture	Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	-	-	(305)	(324)
Coromandel SQM India	-	-	(4)	78
SQM Vitas Fzco.	-	-	1,015	318
SQM Qingdao Star Corp Nutrition Co. Ltd.	-	1	206	176
SQM Vitas Holland.	-	-	(9)	(8)
Minera Exar S.A. (1)	-	(1)	-	(204)
Pavoni & C. Spa	(36)	-	183	74
Covalent Lithium Pty Ltd.	-	-	(9)	-
Total	(36)	-	1,077	110

(1)	Minera Exar S.A. was sold in December 2018.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	86

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 10	Joint Ventures (continued)

10.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method
	06/30/2019	12/31/2018	06/30/2019	06/30/2018
	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (1)	13,596	12,405	547	(469)
SQM Vitas Perú S.A.C. (1)	6,574	5,188	32	(354)
SQM Vitas Plantacote B.V. (2)	-	-	-	-
Arpa Speciali S.R.L. (3)	122	122	-	-
Total	20,292	17,715	579	(823)

Joint Venture	Share in other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share in total other comprehensive income of associates and joint ventures accounted for using the equity method
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (1)	32	(1,315)	579	(1,784)
SQM Vitas Perú S.A.C. (1)	-	-	32	(354)
SQM Vitas Plantacote B.V. (2)	-	-	-	-
Arpa Speciali S.R.L. (3)	-	-	-	-
Total	32	(1,315)	611	(2,138)

The following companies are subsidiaries of

(1)	SQM Vitas Fzco.
(2)	SQM Vitas Holland
(3)	Pavoni & C. SPA

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	87

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 10	Joint Ventures (continued)

10.4	Assets, liabilities, revenue and expenses from joint ventures:

					06/30/2019
						Gain (loss) from	Other
	Assets		Liabilities			continuing	comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd	28,544	5,500	13,066	-	7	(609)	-	(609)
Coromandel SQM India	4,144	894	1,723	45	2,173	(9)	-	(9)
SQM Vitas Fzco.	21,061	20,171	2,343	-	36	2,030	-	2,030
SQM Qingdao Star Corp Nutrition Co. Ltd.	7,454	87	794	-	6,443	412	-	412
SQM Vitas Brasil Agroindustria	53,122	8,036	47,560	-	38,617	1,093	64	1,157
SQM Vitas Perú S.A.C.	24,011	8,723	20,215	5,945	12,106	64	-	64
SQM Vitas Holland B.V.	2,656	-	-	-	-	(18)	-	(18)
Pavoni & C. Spa.	13,154	6,667	11,360	678	8,815	437	(72)	365
Arpa Speciali S.R.L.	-	-	-	-	-	-	-	-
Covalent Lithium Pty Ltd.	776	1,077	1,766	-	-	(18)	-	(18)
Total	154,922	51,155	98,827	6,668	68,197	3,382	(8)	3,374

	12/31/2018				06/30/2018
						Gain (loss) from	Other
	Assets		Liabilities			continuing	comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd	28,699	6,098	13,281	-	12	(645)	-	(645)
Coromandel SQM India	5,656	852	3,050	-	4,680	155	-	155
SQM Vitas Fzco.	25,489	17,592	2,678	-	9,477	636	(1)	635
SQM Qingdao Star Corp Nutrition Co. Ltd.	7,754	114	1,533	-	6,940	353	-	353
SQM Vitas Brazil Agroindustria	36,648	7,566	31,808	-	30,405	(469)	(1,315)	(1,784)
SQM Vitas Perú S.A.C.	22,365	7,785	18,996	5,966	13,854	(354)	-	(354)
SQM Vitas Holland B.V.	2,692	-	1	-	-	(15)	-	(15)
SQM Vitas Plantacote B.V.	-	-	-	-	-	-	-	-
Minera Exar S.A. (1)	-	-	-	-	-	(407)	-	(407)
Pavoni & C. Spa.	10,062	6,490	8,098	698	4,396	148	-	148
Arpa Speciali S.R.L.	-	-	-	-	-	-	-	-
Covalent Lithium Pty Ltd.	239	100	233	-	-	-	-	-
Total	139,604	46,597	79,678	6,664	69,764	(598)	(1,316)	(1,914)

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	88

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 10	Joint Ventures (continued)

10.5	Other Joint Venture disclosures:

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	06/30/2019	12/31/2018	06/30/2019	12/31/2018	06/30/2019	12/31/2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	29	106	-	-	-	-
Coromandel SQM India	154	308	-	-	-	-
SQM Vitas Fzco.	23,611	19,312	-	-	-	-
SQM Qingdao Star Corp Nutrition Co. Ltd.	4,066	4,543	-	-	-	-
SQM Vitas Brasil Agroindustria	4,034	1,869	9,549	13,380	-	-
SQM Vitas Perú S.A.C.	160	371	3,807	3,819	1,089	801
SQM Vitas Holland B.V.	2,656	2,692	-	-	-	-
SQM Vitas Plantacote B.V.	-	-	-	-	-	-
Minera Exar S.A.	-	-	-	-	-	-
Pavoni &C. Spa.	687	407	6,149	5,464	-	-
Arpa Speciali S.R.L.	-	-	-	-	-	-
Covalent Lithium Pty Ltd.	341	156	704	-	-	-
Total	35,738	29,764	20,209	22,663	1,089	801

	Depreciation and amortization expense		Interest expense		Income tax benefit (expense) from continuing operations
	06/30/2019	06/30/2018	06/30/2019	06/30/2018	06/30/2019	06/30/2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	(371)	-	-	-	87	-
Coromandel SQM India	-	(44)	-	(6)	(30)	(38)
SQM Vitas Fzco.	-	(343)	(3)	(4)	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	(34)	(34)	-	-	(138)	(126)
SQM Vitas Brazil Agroindustria	(111)	(206)	(609)	(435)	(119)	(54)
SQM Vitas Peru S.A.C.	(173)	(179)	(223)	(213)	(48)	(69)
SQM Vitas Holland B.V	-	-	(1)	-	-	-
SQM Vitas Plantacote B.V	-	-	-	-	-	-
Minera Exar S.A.(1)	-	-	-	-	-	-
Pavoni & C. Spa.	(64)	(389)	(82)	(198)	-	-
Arpa Speciali S.R.L.	-	-	-	-	-	-
Covalent Lithium Pty Ltd.	(42)	-	(18)	-	(61)	-
Total	(795)	(1,195)	(936)	(856)	(309)	(287)

Minera Exar S.A. was sold on December, 2018

The basis of preparation of the financial information of joint ventures corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	89

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 10	Joint Ventures (continued)

10.6	Joint Ventures

In 2017, we continued to expand our operations outside Chile and, together with our subsidiary SQM Australia Pty, we entered into an agreement to acquire 50% of the assets of the Mount Holland lithium project in Western Australia. We entered into a 50/50 unincorporated joint operation with Kidman Resources Limited (“Kidman”), the Mt Holland Lithium Project, to design, construct and operate a mine, concentrator and refinery to produce approximately 45,000 metric tons of lithium hydroxide per year. Kidman retained the exclusive right to exploit gold within the project area. SQM Australia Pty committed to pay a price of US$70 million for the 50% of the Mt Holland assets, which was split into an initial payment of US$15 million and a deferred payment of US$ 55 million, both payments subject to certain conditions precedent. SQM Australia paid an additional (i) US$10 million as part of the initial payment, and (ii) US$30 million once the deferred payment took place.

All payments subject to conditions under the purchase agreement with Kidman were executed by December 2018.

This business meets the conditions stipulated in IFRS 11 to be considered a "joint operation", since management has agreed that the rights of the related assets and liabilities relate to a joint arrangement, which states that the joint operators share all interests in the related assets and liabilities in specific proportions

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	90

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 11	Cash and cash equivalents

11.1	Types of cash and cash equivalents

As of June 30, 2019 and December 31, 2018, cash and cash equivalents are detailed as follows:

a)	Cash

	06/30/2019	12/31/2018
	ThUS$	ThUS$
Cash on hand	73	75
Cash in banks	329,979	101,662
Other demand deposits	8,327	746
Total cash	338,379	102,483

b)	Cash equivalents

	06/30/2019	12/31/2018
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	204,891	187,666
Short-term investments, classified as cash equivalents	256,520	265,917
Total cash equivalents	461,411	453,583

Total cash and cash equivalents	799,790	556,066

11.2	Short-term investments, classified as cash equivalents

As of June 30, 2019 and December 31, 2018, the short-term investments classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	06/30/2019 ThUS$	12/31/2018 ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	133,740	132,108
JP Morgan US dollar Liquidity Fund Institutional	122,780	133,809
Total	256,520	265,917

Short-term investments are highly liquid fund manager accounts that are basically invested in short-term fixed rate notes in the U.S. market.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	91

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 11	Cash and cash equivalents (continued)

11.3	Information on cash and cash equivalents by currency

As of June 30, 2019 and December 31, 2018, information on cash and cash equivalents by currency is detailed as follows:

	06/30/2019	12/31/2018
Original currency	ThUS$	ThUS$
Chilean Peso (*)	143,279	157,500
US Dollar	645,811	353,674
Euro	1,880	4,738
Mexican Peso	844	1,242
South African Rand	2,844	5,219
Japanese Yen	1,302	1,786
Peruvian Sol	2	1
Brazilian Real	-	-
Chinese Yuan	3,782	2,305
Dírham United Arab Emirates	1	1
Indian rupee	3	-
Argentine Peso	2	2
Pound Sterling	20	-
Australian dollar	19	29,598
Esloti Polaco	1	-
Total	799,790	556,066

(*)The Company maintains financial derivative policies which allow to minimize the risk of the variation in Chilean pesos exchange rate.

11.4	Amount restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of June 30, 2019 and December 31, 2018, restricted cash balances are presented,(see Note 14).

Financial assets pledged as collateral

On November 4, 2004, Isapre Norte Grande has a guarantee equivalent to the total amount owed to its subsidiaries and medical suppliers, which is administered and maintained by Banco de Chile.

As of June 30, 2019 and December 31, 2018 pledged assets are as follows

Restricted cash balances	06/30/2019 ThUS$	12/31/2018 ThUS$
Isapre Norte Grande Ltda.	551	712
Total	551	712

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	92

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 11	Cash and cash equivalents (continued)

11.5	Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

2019						Principal	Interest accrued to- date	30/06/2019
Receiver of the deposit	Type of deposit	Original Currency	Interest rate (*)	Placement date	Expiration date	ThUS$	ThUS	ThUS$
Banco Crédito e Inversiones	Fixed term	Ch$	2.76	06/24/2019	07/29/2019	19,152	9	19,161
Banco Crédito e Inversiones	Fixed term	Ch$	2.76	06/24/2019	07/30/2019	19,135	9	19,144
Banco Crédito e Inversiones	Fixed term	Ch$	2.76	06/26/2019	07/31/2019	19,024	6	19,030
Banco Itau-Corpbanca	Fixed term	Ch$	2.70	06/11/2019	07/11/2019	82,888	118	83,006
Scotiabank Sud Americano	Fixed term	US$	3.00	06/20/2019	07/29/2019	40,000	33	40,033
Banco Crédito e Inversiones	Fixed term	US$	2.52	06/07/2019	07/11/2019	4,500	7	4,507
Banco Crédito e Inversiones	Fixed term	US$	3.10	06/28/2019	08/19/2019	500	-	500
Banco Crédito e Inversiones	Fixed term	US$	2.95	06/21/2019	08/12/2019	2,500	2	2,502
Banco Crédito e Inversiones	Fixed term	US$	2.90	05/22/2019	07/22/2019	800	3	803
Banco de Chile	Fixed term	US$	2.66	05/24/2019	07/22/2019	1,700	5	1,705
Banco de Chile	Fixed term	US$	3.16	06/21/2019	07/01/2019	3,000	2	3,002
Banco Santander- Santiago	Fixed term	US$	2.62	05/30/2019	07/22/2019	4,400	10	4,410
Banco Santander- Santiago	Fixed term	US$	2.58	06/10/2019	07/12/2019	1,800	3	1,803
Banco Santander- Santiago	Fixed term	US$	2.80	06/05/2019	08/20/2019	700	1	701
Itau-Corpbanca	Fixed term	US$	2.52	06/11/2019	07/17/2019	1,200	2	1,202
Itau-Corpbanca	Fixed term	US$	2.50	06/18/2019	07/19/2019	1,000	1	1,001
Itau-Corpbanca	Fixed term	US$	2.75	06/04/2019	08/19/2019	2,300	5	2,305
BBVA Banco Francés	Fixed term	US$	45.00	06/25/2019	07/25/2019	72	4	76
Total						204,671	220	204,891

(*) Corresponds to an anual rate.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	93

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 11	Cash and cash equivalents (continued)

11.5	Short-term deposits, classified as cash equivalents, continued

2018						Principal	Interest accrued to- date	12/31/2018
Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	ThUS$	ThUS$	ThUS$
Scotiabank	Fixed term	Ch$	2.50	10/18/2018	01/06/2019	14,606	90	14,696
Banco Crédito e Inversiones	Fixed term	Ch$	2.55	11/06/2018	01/09/2019	19,632	92	19,724
Scotiabank	Fixed term	Ch$	2.55	11/30/2018	01/03/2019	14,393	38	14,431
Scotiabank	Fixed term	Ch$	2.55	12/03/2018	01/03/2019	11,515	27	11,542
Itau-Corpbanca	Fixed term	Ch$	2.50	12/03/2018	01/03/2019	14,393	34	14,427
Itau-Corpbanca	Fixed term	Ch$	2.50	12/07/2018	01/09/2019	14,393	29	14,422
Itau-Corpbanca	Fixed term	Ch$	2.50	12/10/2018	01/09/2019	12,954	23	12,977
Scotiabank	Fixed term	Ch$	2.35	12/10/2018	01/09/2019	12,954	21	12,975
Itau-Corpbanca	Fixed term	US$	3.06	12/11/2018	01/11/2019	1,300	2	1,302
Banco Estado	Fixed term	US$	2.75	12/12/2018	01/15/2019	1,000	1	1,001
Itau-Corpbanca	Fixed term	Ch$	2.50	12/14/2018	01/09/2019	14,392	20	14,412
Scotiabank	Fixed term	Ch$	2.65	12/17/2018	01/17/2019	14,393	18	14,411
Scotiabank	Fixed term	Ch$	2.60	12/17/2018	01/17/2019	10,892	13	10,905
Banco Crédito e Inversiones	Fixed term	US$	2.93	12/17/2018	01/31/2019	1,400	2	1,402
Itau-Corpbanca	Fixed term	US$	3.30	12/17/2018	01/31/2019	1,400	2	1,402
Itau-Corpbanca	Fixed term	US$	3.40	12/17/2018	01/31/2019	3,000	4	3,004
Banco de Chile	Fixed term	US$	3.06	12/17/2018	01/31/2019	1,700	2	1,702
Scotiabank Sud Americano	Fixed term	US$	2.95	12/17/2018	01/31/2019	1,500	2	1,502
Banco de Chile	Fixed term	US$	3.26	12/19/2018	01/31/2019	800	1	801
Banco Crédito e Inversiones	Fixed term	US$	3.42	12/26/2018	02/26/2019	2,800	1	2,801
Banco de Chile	Fixed term	US$	3.26	12/26/2018	02/26/2019	2,800	1	2,801
Scotiabank Sud Americano (*)	Fixed term	Ch$	0.26	12/27/2018	01/07/2019	1,439	1	1,440
Scotiabank Sud Americano (*)	Fixed term	Ch$	0.26	12/27/2018	01/14/2019	2,879	1	2,880
Scotiabank Sud Americano (*)	Fixed term	Ch$	0.26	12/27/2018	01/21/2019	1,439	1	1,440
Banco Estado	Fixed term	US$	3.15	12/28/2018	01/28/2019	2,000	1	2,001
Banco Estado	Fixed term	US$	3.15	12/28/2018	01/28/2019	600	-	600
Banco de Chile	Fixed term	US$	3.16	12/28/2018	01/28/2019	2,000	1	2,001
Banco Crédito e Inversiones	Fixed term	US$	2.53	12/28/2018	01/08/2019	1,000	-	1,000
Banco Crédito e Inversiones	Fixed term	US$	3.08	12/28/2018	01/28/2019	2,500	1	2,501
Banco Santander- Santiago	Fixed term	Ch$	0.20	12/28/2018	01/04/2019	432	-	432
BBVA Banco Francés	Fixed term	US$	-	12/31/2018	01/21/2019	81	3	84
Nedbank	On demand	US$	-	12/31/2018	01/01/2019	647	-	647
Total						187,234	432	187,666

(*) Corresponds to an anual rate.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	94

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 11	Cash and cash equivalents (continued)

11.6	Other information

Net Debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the periods presented.

Net debt	06/30/2019	12/31/2018
	ThUS$	ThUS$
Cash and cash equivalents	799,790	556,066
Other current financial assets	417,815	312,721
Other non-current financial hedge assets	21,800	13,425
Other current financial liabilities	(508,834)	(23,585)
Other non-current financial hedge liabilities	(1,335,937)	(1,330,382)
Net debt	(605,366)	(471,755)

			Monetary			Non-monetary
Cash and cash equivalents	Dec. 31, 2018	Adjusted to initial balance on 01/01/2019 by IFRS 16	Amounts from loans	Amounts from interest	Other cash income/expenses	Hedging and non-hedging instruments	Exchange rate differences	Others	June 30, 2019
Obligations with the public and bank loans	(1,333,794)	-	(449,947)	28,225	6,796	-	(16,209)	(32,138)	(1,797,067)
Current and non-current lease liabilities	-	(31,619)	2,758	665	-	-	-	(665)	(28,861)
Financial instruments derived from hedging	(17,318)	-	-	2,672	-	(6,230)	-	4,068	(16,808)
Financial instruments derived from non-hedging	(2,855)	-	-	-	(192)	1,012	-	-	(2,035)
Current and non-current financial instruments	(1,353,967)	(31,619)	(447,189)	31,562	6,604	(5,218)	(16,209)	(28,735)	(1,844,771)
Cash and cash equivalents	556,066	-	-	-	238,986	-	4,738	-	799,790
Deposits that do not qualify as cash and cash equivalents	291,790	-	-	(13,343)	112,294	-	12,274	12,188	415,203
Derivatives from current and non-current hedge assets	31,663	-	-	-	-	(993)	-	-	1,700
Derivatives from other financial non-hedge assets	2,693	-	-	91	(13,549)	4,637	-	(130)	22,712
Net Debt	(471,755)	(31,619)	(447,189)	18,310	344,335	(1,574)	803	(16,677)	(605,366)

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	95

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 12	Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	06/30/2019 ThUS$	12/31/2018 ThUS$
Raw material reserves	7,880	6,764
Supplies for production reserves	27,736	26,840
Products-in-progress reserves	430,838	423,621
Finished product reserves	486,367	456,449
Total	952,821	913,674

On June 30, 2019, the Company held caliche stockpiles, solutions in solar ponds and intermediary salts, with a value of ThUS$ 359,608 and on December 31, 2018, this value was ThUS$ 347,100 (including products in progress).

The value of stock recognized on June 30, 2019, was ThUS$ 98,232, and on December 31, 2018 this value was ThUS$ 105,282. For finished and in-process products, the provisions constituted include the provision associated with the lower value of stock (considers lower realizable value, uncertain future use, reprocessing costs, etc,), inventory differences and potential errors in the determination of inventories (e.g., errors in topography, grade, humidity, etc.), (see Note 3.15).

For inventories of raw materials, supplies, materials and parts, lower value provisions have been associated with the proportion of obsolete, defective or slow-moving materials and potential differences.

The breakdown of inventory reserves is detailed as follows:

Type of inventory	06/30/2019 ThUS$	12/31/2018 ThUS$
Raw material reserves	2,749	1,838
Products-in-progress reserves	79,440	82,673
Finished product reserves	16,043	20,771
Total	98,232	105,282

The Company has not delivered inventory as collateral for the periods indicated above.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	96

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 12	Inventories (continued)

As of June 30, 2019 and December 31, 2018, movements in provisions are detailed as follows:

	06/30/2019	12/31/2018
Conciliation	ThUS$	ThUS$
Beginning balance	105,282	96,284
Increase in Lower Value (1)	(226)	7,845
Additional Provision Differences of Inventory. (2)	-	3,176
Increase / Decrease eventual differences and others (3)	(1,993)	2,436
Provision Used	(4,831)	(4,459)
Total changes	(7,050)	8,998
Final balance	98,232	105,282

(1)	There are three types of Lower Value Provisions: (a) Economic Realizable Lower Value, (b) Potential Inventory with Uncertain Future Use and (c) Reprocessing Costs of Off-Specification Products.
(2)	Provisions for Inventory Differences generated when physical differences are detected when taking inventory, which exceed the tolerance levels for this process, At least two annual inventories are taken in the production sites and in the port in Chile (“zero sum” systems have immediate potential adjustments).
(3)	This algorithm corresponds to diverse provision percentages based on the complexity in the measurement and rotation of stock, as well as standard differences based on previous profit and loss, as is the case with provisions in Commercial Offices.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	97

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 13	Related party disclosures

13.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash, No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.

13.2	Relationships between the parent and the entity

Pursuant to Article 99 of Law No. 18,045 of the Securities Market Law, the Commission for the CMF may determine that a company does not have a controller in accordance with the distribution and dispersion of its ownership, On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Grupo Pampa the controller of the Company and that the Company does not have a controller given its current ownership structure.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 13	Related party disclosures (continued)

13.3	Detailed identification of the link between the Parent and subsidiary

As of June 30, 2019 and December 31, 2018, the detail of entities that are related parties of the SQM S.A. Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	Subsidiary
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	Subsidiary
Foreign	SQM North America Corp.	United States	US$	Subsidiary
Foreign	SQM Europe N.V.	Belgium	US$	Subsidiary
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	Subsidiary
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQI Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	North American Trading Company	United States	US$	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQM Peru S.A.	Peru	US$	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	US$	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	US$	Subsidiary
Foreign	SQM Investment Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	US$	Subsidiary
Foreign	SQM France S.A.	France	US$	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	US$	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	US$	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	US$	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	US$	Subsidiary
Foreign	SQM Italia SRL	Italy	US$	Subsidiary
Foreign	Comercial Caiman Internacional S.A.	Panama	US$	Subsidiary
Foreign	SQM Africa Pty Ltd.	South Africa	US$	Subsidiary
Foreign	SQM Colombia SAS	Colombia	US$	Subsidiary
Foreign	SQM Internacional N.V.	Belgium	US$	Subsidiary
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	US$	Subsidiary
Foreign	SQM Iberian S.A.	Spain	US$	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Thailand Limited	Thailand	US$	Subsidiary
Foreign	SQM Australia PTY	Australia	US$	Subsidiary
Foreign	SACAL S.A.(7)	Argentina	Argentine peso	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	US$	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	US$	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	US$	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	Subsidiary
86.630.200-6	SQMC Internacional Ltda. (5)	Chile	Ch$	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	US$	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	Subsidiary
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	US$	Subsidiary
78.053.910-0	Proinsa Ltda.(6)	Chile	Ch$	Subsidiary

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 13	Related party disclosures (continued)

13.3	Detailed identification of the link between the Parent and subsidiary, continued

As of June 30, 2019 and December 31, 2018, the detail of entities that are related parties of the SQM S.A. Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Ch$	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Ch$	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	US$	Subsidiary
76.360.575-2	Orcoma SPA	Chile	US$	Subsidiary
76.686.311-9	SQM MaG SpA	Chile	US$	Subsidiary
Foreign	Abu Dhabi Fertilizer Industries WWL	Arab Emirates	Arab Emirates dirham	Associate
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	US$	Associate
Foreign	Ajay North America	United States	US$	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
Foreign	Kore Potash Ltd.	Australia	US$	Associate
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint venture
Foreign	Coromandel SQM India	India	Indian rupee	Joint venture
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	SQM Star Qingdao Corp Nutrition Co.. Ltd.	China	US$	Joint venture
Foreign	SQM Vitas Holland B.V.	Dutch Antilles	Euro	Joint venture
Foreign	Covalent Lithium Pty Ltd.	Australia	Australian dollar	Joint venture
Foreign	Pavoni & C. SPA	Italy	Euro	Joint venture
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Other related parties
96.529.340-k	Norte Grande S.A.	Chile	Ch$	Other related parties
79.049.778-9	Callegari Agricola S.A.	Chile	Ch$	Other related parties
Foreign	SQM Vitas Brazil Agroindustria (1)	Brazil	US$	Other related parties
Foreign	SQM Vitas Peru S.A.C. (1)	Peru	US$	Other related parties
Foreign	Terra Tarsa B.V. (2)	Holland	Euro	Other related parties
Foreign	Plantacote N.V (2)	Belgium	Euro	Other related parties
Foreign	Doktolab Tarim Arastima San. Tic As (2)	Turkey	Turkish Lira	Other related parties
Foreign	Terra Tarsa Ukraine LLC (2)	Ukraine	Ukrainian Grivna	Other related parties
Foreign	Terra Tarsa Don LLC (4)	Russian Federation	Russian ruble	Other related parties
Foreign	Abu Dhabi Fertilizer Industries WLL (3)	Oman	United Arab Emirates dirham	Other related parties
Foreign	Internacional Technical and Trading Agencies CO WLL (3)	Jordan	United Arab Emirates dirham	Other related parties
Foreign	Arpa Speciali S.R.L (4)	Italy	Euro	Other related parties

(1)	These Companies are subsidiaries of the joint venture SQM Vitas Fzco.
(2)	These Companies are subsidiaries of the associate Doktor Tarsa Tarim Sanayi AS.
(3)	These Companies are subsidiaries of the joint venture Abu Dhabi Fertilizer Industries WWL.
(4)	These Companies are subsidiaries of the joint venture Pavoni & C. SPA.
(5)	On March 1, 2019, Soquimich Comercial S.A. has obtained ownership of 100% of corporate rights in SQMC International Ltda. and therefore it absorbs this entity and takes responsibility for all its assets and liabilities.
(6)	On 04/01/2019 the company Proinsa Ltda ceased trading.
(7)	On 06/26/2019 the company SACAL S.A. ceased trading.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 13	Related party disclosures (continued)

13.3	Detailed identification of the link between the Parent and subsidiary, continued

TAX ID No.	Name	Country of Origin	Functional currency	Relationship
N/A	Ara Dos Primera del Salar de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Ara Tres Primera del Salar de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Ara Cuatro Primera del Salar de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Ara Cinco Primera del Salar de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Curicó Dos Primera del Salar de Pampa Alta, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Curicó Tres Primera del Sector de Pampa Alta, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Evelyn Veinticuatro Primera de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Filomena Tres Primera de Oficina Filomena, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Filomena Cuatro Primera de Oficina Filomena, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Cuatro Primera de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Cuatro Segunda del Salar de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Cuatro Tercera de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Cuatro Cuarta de Pampa Blanca, Sierra Gorda(*)	Chile	Chilean peso	Other related parties
N/A	Francis Cuatro Quinta de Pampa Blanca, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Primera del Salar de Pampa Blanca de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Segunda del Salar de Pampa Blanca de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Francis Tercera del Salar de Pampa Blanca de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Ivon Primera de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Ivon Décima Segunda de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Ivon Sexta de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Julia Primera de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Lorena Trigésimo Quinta de Sierra Gorda(*)	Chile	Chilean peso	Other related parties
N/A	Perseverancia Primera de Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Tamara 40 Primera del Sector S,E, OF, Concepción, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Tamara Tercera de Oficina Concepción, Sierra Gorda (*)	Chile	Chilean peso	Other related parties
N/A	Tamara 40 Segunda del Sector S.E. OF Concepción, Sierra Gorda(*)	Chile	Chilean peso	Other related parties

(*) These other related parties are Mining Contractual Societies

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 13	Related party disclosures (continued)

13.4	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices, In addition, these have been eliminated in consolidation and are not detailed in this note. Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of June 30, 2019 and June 30, 2018, the detail of significant transactions with related parties is as follows:

Tax ID No.	Company	Nature	Country of origin	Transaction	06/30/2019 ThUS$	06/30/2018 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Sale of products	7,343	10,179
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	11,626	10,665
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	1,068	815
Foreign	Ajay North America LLC.	Associate	United States	Sale of products	9,602	8,867
Foreign	Ajay North America LLC.	Associate	United States	Dividends	1,398	1,403
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	2,934	2,859
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Dividends	-	6,620
Foreign	Charlee SQM Thailand Co. Ltd. (1)	Associate	Thailand	Sale of products	-	3,406
Foreign	Charlee SQM Thailand Co. Ltd. (1)	Associate	Thailand	Dividends	-	364
Foreign	SQM Vitas Brasil Agroindustria	Joint control or significant influence	Brazil	Sale of products	27,343	25,350
Foreign	SQM Vitas Peru S.A.C.	Joint control or significant influence	Peru	Sale of products	11,015	5,332
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	2,098	3,081
Foreign	SQM Star Qingdao Corp Nutrition Co. Ltd.	Joint venture	China	Sale of services	-	93
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Sale of products	-	2
Foreign	Minera Exar S.A. (2)	Joint venture	Argentina	Loans	-	4,500
Foreign	Minera Exar S.A. (2)	Joint venture	Argentina	Interest for loans	-	1,225
Foreign	Terra Tarsa Ukraine LLC	Associate	Turkey	Sale of services	1,265	1,436
Foreign	Terra Tarsa Don LLC	Associate	Russian Federation	Sale of products	40	187
Foreing	Plantacote N.V.	Associate	Belgium	Sale of products	2,568	3,166
Foreing	Pavoni & C. Spa	Joint venture	Italy	Sale of products	2,484	-
Foreing	Arpa Speciali S.R.L	Other related parties	Italy	Sale of products	1,899	-
Total					82,683	89,550

(1)	During November 2018, shares held in SQM Thailand were sold.
(2)	During December 2018, shares held in Minera Exar S.A. were sold.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 13	Related party disclosures (continued)

13.5	Trade receivables due from related parties, current:

Transactions between the Company, its subsidiaries, joint ventures and other related parties are considered customary transactions. These transactions are carried out under arm’s length conditions, or those that are normally in effect for this type of transaction in terms of time frames and market prices, In addition, they have been eliminated upon consolidation and are not disclosed in this note.

RUT	Nombre	Naturaleza	País de origen	Moneda	06/30/2019 ThUS$	12/31/2018 ThUS$
Extranjero	Ajay Europe S.A.R.L.	Associate	France	Euro	6,472	3,756
Extranjero	Ajay North America LLC.	Associate	United States of America	US$	2,666	2,080
Extranjero	Abu Dhabi Fertilizer Industries WWL	Other related parties	United Arab Emirates	United Arab Emirates Dirham	1,042	857
96.511.530-7	Soc.de Inversiones Pampa Calichera	Other related parties	Chile	US$	6	6
Extranjero	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	31,943	15,818
Extranjero	SQM Vitas Perú S.A.C.	Joint venture	Peru	US$	15,479	12,767
Extranjero	Coromandel SQM India	Joint venture	India	Indian Rupee	1,250	2,025
Extranjero	SQM Vitas Fzco.	Joint venture	United Arab Emirates	United Arab Emirates Dirham	184	105
Extranjero	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	US$	-	248
Extranjero	Plantacote N.V.	Associate	Belgium	Euro	663	312
Extranjero	Terra Tarsa Don LLC	Other related parties	Federation of Russia	Russian Ruble	44	41
Extranjero	Terra Tarsa Ukraine LLC	Other related parties	Ukraine	Ukrainian Grivna	243	-
Extranjero	SQM Eastmed Turkey	Associate	Turkey	Euro	-	30
Extranjero	SQM Pavoni & C. SPA	Joint venture	Italy	Euro	2,487	12
Extranjero	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	US$	1,840	6,497
Extranjero	Arpa Speciali S.R.L.	Joint venture	Italy	Euro	1,210	-
	Allowance				(3,461)	(1,764)
Total					62,068	42,790

The receivables for Sichuan SQM Migao Chemical Fertilizers Co Ltda. are presented net of provisions (provisions as of June 30, 2019 ThUS$ 10.966 and June30, 2018 ThUS$ 10.966).

13.6	Trade payables due to related parties, current:

Tax ID No.	Company	Nature	Country of origin	Currency	06/30/2019 ThUS$	12/31/2018 ThUS$
Foreign	SQM Eastmed Turkey	Associate	Turkey	Euro	28
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	US$	136	-
Foreign	Covalent Lithium Pty Ltd	Joint venture	Australia	Australian dollar	-	9
Current Total					164	9

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments

Financial instruments in accordance with IFRS 9 are detailed as follows, except for liabilities under IFRS 16 in number 14.4 f):

14.1	Types of other financial assets

Description of other financial assets	06/30/2019 ThUS$	12/31/2018 ThUS$
Financial assets at amortized cost (1)	415,204	291,790
Derivative financial instruments
- For hedging	911	18,238
- Held for trading at fair value through profit or loss (2)	1,700	2,693
Total other current financial assets	417,815	312,721

Financial assets at fair value through other comprehensive income	3,827	3,631
Derivative financial instruments
- For hedging	21,800	13,425
Financial assets at amortized cost	77	75
Total other non-current financial assets	25,704	17,131

Institution	06/30/2019 ThUS$	12/31/2018 ThUS$
Banco Santander	67,592	23,124
Banco de Crédito e Inversiones	100,635	145,834
Banco Itaú-Corpbanca	100,668	70,719
Banco Security	28,360	27,215
Scotiabank Sud Americano	71,845	24,898
Banco Itau Brasil	8	-
Banco Chile	37,870	-
Banco Estado	8,226	-
Total	415,204	291,790

(1)	Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the following financial institutions:

(2)	Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 14.3).

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments, (continued)

14.2	Trade and other receivables

	06/30/2019			12/31/2018
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$	ThUS$
Trade receivables	402,222	-	402,222	430,914	-	430,914
Prepayments	13,977	-	13,977	16,147	-	16,147
Other receivables	15,786	1,124	16,910	19,558	2,275	21,833
Total trade and other receivables	431,985	1,124	433,109	466,619	2,275	468,894

	06/30/2019			12/31/2018
	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	417,892	(15,670)	402,222	445,670	(14,756)	430,914
Trade receivables, current	417,892	(15,670)	402,222	445,670	(14,756)	430,914
Prepayments, current	14,761	(784)	13,977	16,990	(843)	16,147
Other receivables, current	20,092	(4,306)	15,786	23,863	(4,305)	19,558
Current trade and other receivables	34,853	(5,090)	29,763	40,853	(5,148)	35,705
Other receivables, non-current	1,124	-	1,124	2,275	-	2,275
Non-current receivables	1,124	-	1,124	2,275	-	2,275
Total trade and other receivables	453,869	(20,760)	433,109	488,798	(19,904)	468,894

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments, (continued)

14.2	Trade and other receivables, continued

Portfolio	stratification, continued

The Company’s policy is to require guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by management.

Uncollateralized portfolio

As of June 30, 2019 the detail of the uncollateralized portfolio is as follows:

2019
	Total uncollateralized portfolio
Past due segments	Number of customers non- renegotiated portfolio	Gross non- renegotiated portfolio ThUS$	Number of customers renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	1,273	389,036	33	1,317
1-30 days	450	12,422	211	313
31-60 days	279	2,795	126	193
61-90 days	286	925	102	193
91-120 days	180	470	159	513
121-150 days	42	198	100	203
151-180 days	13	256	109	99
181-210 days	8	29	147	490
211-250 days	13	109	25	34
>250 days	149	7,177	281	1,120
Total	2,693	413,417	1,293	4,475

As of December 31, 2018 the detail of the uncollateralized portfolio is as follows:

2018
	Total uncollateralized portfolio
Past due segments	Number of customers non- renegotiated portfolio	Gross non- renegotiated portfolio ThUS$	Number of customers renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	1,390	407,632	136	668
1-30 days	1,229	19,422	390	596
31-60 days	801	2,743	154	118
61-90 days	648	2,279	41	75
91-120 days	489	1,220	27	47
121-150 days	80	423	16	29
151-180 days	43	186	21	176
181-210 days	7	1,291	41	231
211-250 days	7	108	101	242
>250 days	140	7,036	305	1,148
Total	4,834	442,340	1,232	3,330

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments, (continued)

14.2	Trade and other receivables, continued

	Accounts Receivable					(1) Trade and Other	(3) Trade receivables due from related
2019	Current	1 a 30 days	31 a 60 days	61 a 90 days	Over 90 days	Receivables ThUS$	parties ThUS$
Expected Loss Rate on	1%	10%	15%	10%	81%
Total Gross Book Value	390,384	12,789	2,998	1,118	10,603	417,892	76,496
Deterioration Estimate	5,158	1,303	459	117	8,633	15,670	14,428

	Accounts Receivable					(1) Trade and Other	(3) Trade receivables due from related
2018	Current	1 a 30 days	31 a 60 days	61 a 90 days	Over 90 days	Receivables ThUS$	parties ThUS
Expected Loss Rate on	1%	9%	5%	4%	65%
Total Gross Book Value	408,300	20,018	2,861	2,354	12,137	445,670	55,520
Deterioration Estimate	4,811	1,858	146	89	7,852	14,756	12,730

As of June 30, 2019 and December 31, 2018, movements in provisions are as follows:

	06/30/2019	12/31/2018
	ThUS$	ThUS$
Provision Impairment Accounts receivable at the beginning of the Period	32,634	34,936
Adjustment to Starting Balance through New Model Calculations (IFRS 9)	-	2,301
Increase / (decrease) impairment of accounts receivable for the period to profit and loss	2,679	(2,967)
Use of Provision Applied to Accounts Receivable	(125)	(1,636)
Impairment of Accounts Receivable Provision at the Star of the Period (1)+(2)	35,188	32,634
(1) Trade and Other Receivables Provision	15,670	14,756
(2) Current Related Party Receivables Provision	5,090	5,148
(3) Provision Trade payables due to related parties, current	14,428	12,730
Recovery of Insurance	211	827

Impairment of Accounts Receivable Provision	35,188	32,634
Renegotiated Provision	2,457	2,056
Non-renegotiated Provision	32,731	30,578

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments (continued)

14.3	Hedging assets and liabilities

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations associated with bonds in Chilean pesos and UF in Chilean pesos. As of June 30, 2019, the notional amount of cash flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$ 451,861, and as of December 31, 2018 such contracts amounted to ThUS$ 461,659.

	Assets / (Liabilities) Derivative Instrument	Total Realized	Hedging Reserve in Gross Equity	Hedging Reserve in Net Equity
Expressed in ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Hedging with debt as underlying at 06/30/2019
Hedging Assets	21,800	9,672	10,964	10,964
Hedging Liabilities	(10,562)	(12,298)	2,901	2,901
Underlying Debt Coverage	11,238	(2,626)	13,865	13,865
Underlying Investment Coverage as of 06/30/2019
Hedging Assets	911	1,243	(332)	(332)
Hedging Liabilities	(6,246)	(4,683)	(1,563)	(1,563)
Coverage with Underlying Investments	(5,335)	(3,440)	(1,895)	(1,895)

	Assets / (Liabilities) Derivative Instrument	Total Realized	Hedging Reserve in Gross Equity	Hedging Reserve in Net Equity
Expressed in ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Hedging with debt as underlying at 12/31/2018
Hedging Assets	13,516	3,037	10,479	10,479
Hedging Liabilities	(17,318)	(16,636)	(682)	(682)
Underlying Debt Coverage	(3,802)	(13,599)	9,797	9,797
Underlying Investment Coverage as of 12/31/2018
Hedging Assets	18,146	19,912	(1,765)	(1,765)
Hedging Liabilities	-	-	-	-
Coverage with Underlying Investments	18,146	19,912	(1,765)	(1,765)

Effect of Coverage in Profit and Equity for	Variation Total	Resut	Coverage Reserve Due to Variation Gross Coverage	Hedging Reserve for Variation Net Hedging
the period as of 06/30/2019	ThUS$	ThUS$	ThUS$	ThUS$
Analysis Effect by Type of Coverage
Underlying Debt Coverage	15,040	10,973	4,068	4,068
Coverage with Underlying Investments	(23,480)	(23,353)	(130)	(130)
Total hedging effect on profit or loss and equity in the period	(8,440)	(12,380)	3,938	3,938
Analysis Effect by type of asset
Hedging in Current and Non-Current Assets	(8,950)	(12,035)	1,918	1,918
Hedging in Current and Non-Current Liabilities	510	(345)	2,020	2,020
Total Effect of Coverage in Profit or Loss and Shareholders' Equity for the period	(8,440)	(12,380)	3,938	3,938

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	108

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments (continued)

14.3	Hedging assets and liabilities, continued

The balances in the “effect on profit or loss” column consider the interim effects of the contracts in force January 1 to June 30, 2019 and from January 1 to December 31, 2018.

Derivative contract maturities are detailed as follows:

Series	Contract amount ThUS$	Currency	Maturity date
H	155,214	UF	01/04/2023
O	58,748	UF	02/01/2022
P	134,228	UF	01/15/2028

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in Chilean pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same expiration dates of bond principal and interest payments.

Effectiveness

Effectiveness tests have verified that hedges are effective as of the reporting date. This note describes the fair values of derivative instruments classified as hedges.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	109

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments (continued)

14.4	Financial liabilities

Other current and non-current financial liabilities

As of June 30, 2019 and December 31, 2018, the detail is as follows:

	06/30/2019			12/31/2018
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities at amortized cost
- Bank borrowings	227	69,021	69,248	300	68,870	69,170
- Obligations with the public (bonds)	491,216	1,236,603	1,727,819	15,145	1,249,479	1,264,624
Derivative financial instruments
- - For hedging	10,343	6,465	16,808	5,285	12,033	17,318
- Held for trading at fair value through profit or loss
Non-Hedging liabilities	2,035	-	2,035	2,855	-	2,855
Liabilities for lease	5,013	23,848	28,861	-	-	-
Total	508,834	1,335,937	1,844,771	23,585	1,330,382	1,353,967

Current and non-current bank borrowings

As of June 30, 2019 and December 31, 2018, the detail is as follows:

	06/30/2019	12/31/2018
	ThUS$	ThUS$
Long-term bank borrowings	69,021	68,870
Current portion of long-term loans	227	300
Short-term borrowings and current portion of long-term borrowings	69,248	69,170

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	110

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

a)	Bank borrowings, current:

As of June 30, 2019 and December 31, 2018, the detail of this caption is as follows:

Debtor			Creditor			Currency or
Tax ID No	Company	Country	Tax ID No,	Financial institution	Country	adjustment Index	Repayment	Vencimiento	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	0-E	Scotiabank Cayman	USA	US$	Upon maturity	05/29/2023	2.90%	3.65%

		06/30/2019			12/31/2018
Debtor	Creditor	Nominal amounts			Current amounts
Company	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	227	-	227	-	227
Total		-	-	-	227	-	227	-	227

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	111

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

a)	Bank borrowings, current, continued

Debtor		Creditor				Currency or adjustment			Effective	Nominal
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	index	Repayment	Repayment	rate	rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	US$	Upon maturity	05/29/2023	3.60%	3.98%
O-E	Nitratos Naturais do Chile Lim	Brazil	O-E	Bank ITAU Brasil	Brasil	BRL	Upon maturity	01/31/2019	5.17%	5.17%
O-E	SQM Brasil Limited	Brazil	O-E	Bank ITAU Brasil	Brasil	BRL	Upon maturity	01/31/2019	5.5%	5.5%

		12/31/2018			12/31/2018
Debtor	Creditor	Nominal amounts			Current amounts
Company	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	-	248	248	-	248
Nitratos Naturais do Chile Ltda.	Banco ITAU Brasil	-	-	-	11	-	11	-	11
SQM Brasil Limited	Banco ITAU Brasil	-	-	-	41	-	41	-	41
Total		-	-	-	52	248	300	-	300

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	112

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments (continued)

14.2	Financial liabilities, continued

b)	Unsecured obligations, current:

As of June 30, 2019 and December 31, 2018, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Bonds

	Debtor		Number of registration or ID of			Currency or	Payment of interest
	Tax I No.		the instrument Company	Series Country	Maturity date	adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$250	10/21/2019	US$	Semiannual	Upon maturity	0.69%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250	07/28/2019	US$	Semiannual	Upon maturity	2.55%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300	10/03/2019	US$	Semiannual	Upon maturity	1.60%	3.63%
93.007.000-9	SMQ S.A.	Chile	144A	ThUS$450	11/07/2019	US$	Semiannual	Upon maturity	4.33%	4.25%
93.007.000-9	SQM S.A.	Chile	564	H	*	UF	Semiannual	Semiannual	4.90%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	**	UF	Semiannual	Upon maturity	3.80%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	07/15/2019	UF	Semiannual	Upon maturity	2.89%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	12/01/2019	UF	Semiannual	Upon maturity	3.22%	3.45%

			06/30/2019			06/30/2019
			Nominal maturities			Current maturities
			Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
Company	Country	Series	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$250,000	-	252,635	252,635	-	252,635	252,635	(386)	252,249
SQM S.A.	Chile	ThUS$250,000	4,618	-	4,618	4,618	-	4,618	(433)	4,185
SQM S.A.	Chile	ThUS$300,000	-	2,628	2,628	-	2,628	2,628	(614)	2,014
SQM S.A.	Chile	ThUS$450,000	-	2,816	2,816	-	2,816	2,816	(630)	2,186
SQM S.A.	Chile	H	11,338	156,873	168,211	11,338	156,873	168,211	(1,450)	166,761
SQM S.A.	Chile	O	960	61,628	62,588	960	61,628	62,588	(912)	61,676
SQM S.A.	Chile	P	1,821	-	1,821	1,821	-	1,821	(12)	1,809
SQM S.A.	Chile	Q	-	340	340	-	340	340	(4)	336
Total			18,737	476,920	495,657	18,737	476,920	495,657	(4,441)	491,216

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

(*) Includes capital and interest, which mature on 01/05/2030 and 07/05/2019, respectively.

(**) Includes capital and interest, which expire on 02/01/2033 and 08/01/2019 respectively..

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	113

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments (continued)

b)	Unsecured obligations, current:

Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	CHILE	-	MMUS$250	4/21/2019	US$	Semiannual	Upon maturity	0.95%	5.50%
93.007.000-9	SQM S.A.	CHILE	-	MMS$250	1/28/2019	US$	Semiannual	Upon maturity	2.75%	4.38%
93.007.000-9	SQM S.A.	CHILE	-	MMS$300	4/03/2019	US$	Semiannual	Upon maturity	1.77%	3.63%
93.007.000-9	SQM S.A.	CHILE	564	H	1/05/2019	UF	Semiannual	Semiannual	1.90%	4.90%
93.007.000-9	SQM S.A.	CHILE	699	O	2/01/2019	UF	Semiannual	Upon maturity	2.60%	3.80%
93.007.000-9	SQM S.A.	CHILE	563	P	1/15/2019	UF	Semiannual	Upon maturity	3.07%	3.25%
93.007.000-9	SQM S.A.	CHILE	700	Q	6/01/2019	UF	Semiannual	Upon maturity	3.34%	3.45%

			12/31/2018 Nominal maturities			12/31/2018 Current maturities
Company	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	CHILE	ThUS$250,000	2,674	-	2,674	2,674	-	2,674	(386)	2,288
SQM S.A.	CHILE	ThUS$250,000	-	4,648	4,648	-	4,648	4,648	(433)	4,215
SQM S.A.	CHILE	ThUS$300,000	2,658	-	2,658	2,658	-	2,658	(614)	2,044
SQM S.A.	CHILE	H	-	3,756	3,756	-	3,756	3,756	(139)	3,617
SQM S.A.	CHILE	O	-	934	934	-	934	934	(67)	867
SQM S.A.	CHILE	P	-	1,784	1,784	-	1,784	1,784	(12)	1,772
SQM S.A.	CHILE	Q	342	-	342	342	-	342	-	342
Total			5,674	11,122	16,796	5,674	11,122	16,796	(1,651)	15,145

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	114

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

c)	Classes of interest-bearing loans, non-current

The following table shows the details of bank loans that accrue non-current interest as of June 30, 2019. As of December 31, 2018 there were no loans:

Debtor			Creditor			Currency or
Tax ID No.	Company	Country	Chilean Tax ID	Financial institution	Country	adjustment index	Type of amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	0-E	Scotiabank Cayman	USA	USD	Maturity	3.65%	3..65%

06/30/2019						06/30/2019
Debtor	Creditor	Nominal non-current maturities				Non-current maturities
Country	Financial institution	Between 1 and 2 ThUS$	Between 2 and 3 ThUS$	Between 3 and 4 ThUS$	Total ThUS$	Between 1 and 2 ThUS$	Between 2 and 3 ThUS$	Between 3 and 4 ThUS$	Subtotal ThUS$	Costs of obtaining loans ThUS$	Total ThUS$
SQM S.A.	Scotiabank Cayman	-	-	70,000	70,000	-	-	70,000	70,000	(979)	69,021
Total		-	-	70,000	70,000	-	-	70,000	70,000	(979)	69,021

Debtor			Creditor			Currency or
Tax ID No.	Company	Country	Chilean Tax ID	Financial institution	Country	adjustment index	Type of amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	0-E	Scotiabank Cayman	USA	USD	Maturity	3.98%	3.98%

12/31/2018						12/31/2018
Debtor	Creditor	Nominal non-current maturities				Non-current maturities
Country	Financial institution	Between 1 and 2 ThUS$	Between 2 and 3 ThUS$	Between 3 and 4 ThUS$	Total ThUS$	Between 1 and 2 ThUS$	Between 2 and 3 ThUS$	Between 3 and 4 ThUS$	Subtotal ThUS$	Costs of obtaining loans ThUS$	Total ThUS$
SQM S.A.	Scotiabank Cayman		-	70,000	70,000	-	-	70,000	70,000	(1,130)	68,870
Total		-	-	70,000	70,000	-	-	70,000	70,000	(1,130)	68,870

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	115

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

d)	Classes of interest-bearing loans, non-current

The following table shows the details of bank loans that accrue non-current interest as of June 30, 2019, As of December 31, 2018 there were no loans:

							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MMUS$250	01/28/2025	US$	Semiannual	Upon maturity	4.38%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MMUS$300	04/03/2023	US$	Semiannual	Upon maturity	3.63%	3.63%
93.007.000-9	SQM S.A.	Chile	144A	MMUS$450	05/07/2029	US$	Semiannual	Upon maturity	4.25%	4.25%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.25%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.45%	3.45%

Nominal non-current maturities 06/30/2019							Non-current maturities 06/30/2019
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(1,986)	248,014
ThS$300	-	-	300,000	-	-	300,000	-	-	300,000	-	-	300,000	(1,699)	298,301
ThS$450	-	-	-	-	450,000	450,000					450,000	450,000	(6,023)	443,977
P	-	-	-	-	123,257	123,257	-	-	-	-	123,257	123,257	(95)	123,162
Q	-	-	-	-	123,257	123,257	-	-	-	-	123,257	123,257	(108)	123,149
Total	-	-	300,000	-	946,514	1,246,514	-	-	300,000	-	946,514	1,246,514	(9,911)	1,236,603

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	116

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds, continued

As of June 30, 2019 and December 31, 2018, the breakdown of unsecured interest-bearing liabilities, non-current is as follows:

							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MMUS$250	04/21/2020	US$	Semiannual	Upon maturity	5.50%	5.50%
93.007.000-9	SQM S.A.	Chile	-	MMUS$250	01/28/2025	US$	Semiannual	Upon maturity	4.38%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MMUS$300	04/03/2023	US$	Semiannual	Upon maturity	3.63%	3.63%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.90%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	01/02/2033	UF	Semiannual	Upon maturity	3.80%	5.50%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.25%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.45%	3.45%

Nominal non-current maturities 12/31/2018							Non-current maturities 12/31/2018
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$250	250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	(131)	249,869
ThUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(2,202)	247,798
ThUS$300	-	-	300,000	-	-	300,000	-	-	300,000	-	-	300,000	(2,006)	297,994
H	-	-	-	-	158,704	158,704	-	-	-	-	158,704	158,704	(1,392)	157,312
O	-	-	-	-	59,514	59,514	-	-	-	-	59,514	59,514	(878)	58,636
P	-	-	-	-	119,028	119,028	-	-	-	-	119,028	119,028	(101)	118,927
Q	-	-	-		119,028	119,028					119,028	119,028	(85)	118,943
Total	250,000	-	300,000	-	706,274	1,256,274	250,000	-	300,000	-	706,274	1,256,274	(6,795)	1,249,479

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	117

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

e)	Additional information

Bonds

On June 30, 2019 and December 31, 2018, short term bonds of ThUS$ 491,216 and ThUS$ 15,145 respectively were classified as short-term, consisting of the current portion due plus accrued interest to date; debt is presented net of bond issuance costs. The non-current portion consisted of ThUS$ 1,263,603 on March 31, 2019 and ThUS$ 1,249,479 on December 31, 2018, corresponding to the issuance series H bonds second issue single series bonds (ThUS$250), series M bonds, series O bonds, third issue single series bonds (ThUS$300) and fourth issue single series bonds (ThUS$250), series P bonds and series Q bonds , net of bond issuance costs.

As of June 30, 2019 and, 2018, the details of each issuance are as follows:

Serie “H” bonds

On January 13, 2009, the Company placed two bond series in the domestic market. The first was Series H for UF 4,000,000 (ThUS$ 139,216) at an annual interest rate of 4.9%, with a term of 21 years and payment of the principal beginning in 2019.

As of June 30, 2019, and December 31, 2018, the Company has made the following payments with a charge to the Series H bonds:

	06/30/2019	12/31/2018
Payments made	ThUS$	ThUS$
Payments of interest, Series H bonds	3,877	8,325
CCS Coverage	1,073	495

On June 30, 2019 the total non-current obligation was reclassified as a current liability. See Note 20.1.

Single series bonds, second issue ThUS$ 250,000

On April 21, 2010, the Company informed the CMF of its placement in international markets of an unsecured bond of ThUS$ 250,000 with a maturity of 10 years beginning on the aforementioned date with an annual interest rate of 5.5% and destined to refinance long-term liabilities.

As of June 30, 2019, and December 31, 2018, the detail of payments charged to the line of single series bonds, second issue is as follows:

	06/30/2019	12/31/2018
Payments made	ThUS$	ThUS$
Interest payment	6,875	13,750

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	118

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

Series “O” bonds

On April 4, 2012, , the Company issued “Series O” for UF 1,500,000 (ThUS$69,901) was placed at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%.

As of June 30, 2019, and December 31, 2018, the Company has made the following payments with a charge to Series O bonds and their associated CCS (Cross Currency Swap) hedging:

	06/30/2019	12/31/2018
Payments made	ThUS$	ThUS$
Payment of interest, Series O bonds	1,182	2,457
CCS Coverage	160	205

On June 30, 2019, the total non-current obligation was reclassified as short-term. See Note 14.4 d).

Single series bonds, third issue ThUS$300,000

On April 3, 2013, the Company issued a non-guaranteed bond in the United States with a value of US$ 300 million. The bond is for a 10-year term with an annual coupon rate of 3.625% . The funds raised will be used to refinance long term liabilities and finance general corporate objectives.

As of June 30, 2019, and December 31, 2018, the following payments have been made with a debit to the line of single-series bonds, third issue:

	06/30/2019	12/31/2018
Payments made	ThUS$	ThUS$
Payment of interest	5,437	10,875

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

Single series bonds, fourth issuance ThUS$250,000

On October 23, 2014, the Company informed the CMF that Sociedad Química y Minera de Chile S.A. had agreed to issue and place unsecured bonds of ThUS$ 250,000 in international markets. These mature in 2025 and have annual interest rate of 4.375%, which were offered to investors at a price of 99.410% with respect to capital. The aforementioned agreement was agreed on October 23, 2014 and the issuance and placement of such bonds was performed in conformity with the provisions of Rule 144A of the US Securities Act of 1933 and these bonds will not be publicly offered in Chile.

As of June 30, 2019, and December 31, 2018, the following payments have been made.

	06/30/2019	12/31/2018
Payments made	ThUS$	ThUS$
Payment of interest	5,469	10,938

Series “P” bonds

On April 5, 2018, the Company informed the Financial Markets Commission that it had authorized the placement on the stock market of the Series “P” bond with a value of UF 3 million, with a charge to the 10 year Bonds Line registered in the FMC Securities Registry dated December 31, 2008 under number 563.

The Bonds (i) mature on January 15, 2028; (ii) will accrue on the unpaid principal, expressed in UF, at an annual interest rate of 3.25% from January 15, 2018; and (iii) can be called early by the Company as of the date of placement, that is, as of April 5, 2018.

As of June 30, 2019 and December 31, 2018, the following payments and their associated CCS (Cross Currency Swap) hedge have been made:

	06/30/2019	12/31/2018
Payments made	MUS$	MUS$
Payment of interest	1,975	1,085
Cobertura CCS	1,531	1,421

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	120

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

Series Q Bonds

On October 31, 2018, the issuance of Series Q bonds (the "Bonds"serie Q) was authorized in the general stock market for the sum of UF 3,000,000, which were registered in the Securities Registry of your Commission on February 14, 2012 under number 700.

The Bonds (i) mature on the first day of June 2038; (ii) will earn an interest rate of 3.45% per annum on the outstanding capital, expressed in Unidades de Fomento, as of June 1, 2018; and (iii) may be redeemed early by the Company as of the placement date, that is, as of November 8, 2018.

On November 8, 2018, all the Series Q Bonds have been placed and sold to Euroamerica S.A. for a total amount of $83,567,623,842, which was paid in full and in cash by Euroamerica S,A, to the Company.

The funds obtained from the aforementioned placement will be used approximately 90% to finance the expansion program of lithium, potassium nitrate and iodine plants in Chile; the remainder will be used for the investment plan of the Company and its subsidiaries, and to finance working capital.

	06/30/2019	12/31/2018
Payments made	MUS$	MUS$
Payment of interest	2,007	319

Single series fifth issue bonds MUS$ 450

On May 7, 2019 the CMF was informed that the Company issued and placed unsecured bonds for ThUS$ 450,000 on international markets. Essentially, these bonds will mature in 2029, carry an interest rate of 4.25% per annum, and were offered to investors at a price of 99.984% with respect to the capital. This agreement was signed on May 7, 2019 and the bonds were issued and placed in accordance with the provisions of Rule 144A of the US Securities Act of 1933 and they will not be traded in Chile.

On June 30,2019 no payments have been made.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

f)	Current and non-current lease liabilities

	Currents				Non-Currents
Expressed in ThUS$	Up to 1 month	1 to 3 months	3 to 12 months	Total	1 to 5 years	5 or more years	Total	Balance at 06/30/2019
Associated leasing	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Buildings	112	225	1,674	2,011	6,356	14,293	20,649	22,660
Machinery, plant and equipment	236	476	2,290	3,002	3,199	-	3,199	6,201
Total	348	701	3,964	5,013	9,555	14,293	23,848	28,861

			Monetary		Non- Monetary
Changes in Lease Liabilities	12/31/2018	Change IFRS 16 New Standard	Capital repaid	Interest paid	Interest accrued	Balance at 06/30/2019
	ThUS$	ThUS$	ThUS$			ThUS$
Buildings	-	23,956	(1,296)	(381)	381	22,660
Machinery, plant and equipment	-	7,663	(1,462)	(285)	285	6,201
Total	-	31,619	(2,758)	(666)	666	28,861

Lease amounts that were not included in liabilities under IFRS 16

The total amount of expenses related to lease payments due in less than 1 year are less than ThUS$5 and variable payments not included in lease liabilities are ThUS$20,716 for the period ended June 30, 2019

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	122

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments (continued)

14.5	Trade and other payables

a)	Details trade and other payables

	06/30/2019			12/31/2018
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	211,046	-	211,046	163,373	-	163,373
Other accounts payable	416	-	416	378	-	378
Total	211,462	-	211,462	163,751	-	163,751

As of June 30, 2019 and December 31, 2018, the balance of current and past due suppliers is as follows:

Suppliers current on all payments

	Amounts according to payment periods as of 06/30/2019
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	Days	days	Days	days	days	days	ThUS$
Goods	101,912	2,400	596	38	315	175	105,436
Services	56,450	1,177	241	9	63	10	57,950
Others	35,326	148	35	4	3	2	35,518
Total	193,688	3,725	872	51	381	187	198,904

	Amounts according to payment periods as of 12/31/2018
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	days	days	days	days	days	days	ThUS$
Goods	48,969	1,919	912	25	278	2	52,105
Services	37,376	314	157	107	19	35	38,008
Others	54,978	161	20	-	-	3	55,162
Total	141,323	2,394	1,089	132	297	40	145,275

Suppliers past due on payments

	Amounts according to payment periods as of 06/30/2019
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	days	days	days	days	days	days	ThUS$
Goods	3,870	539	954	233	279	368	6,243
Services	1,870	129	112	65	53	512	2,741
Others	1,124	834	307	80	483	330	3,158
Total	6,864	1,502	1,373	378	815	1,210	12,142

	Amounts according to payment periods as of 12/31/2018
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	days	days	days	days	days	days	ThUS$
Goods	1,533	209	210	255	175	287	2,669
Services	12,229	838	109	111	309	141	13,737
Others	1,039	385	92	6	60	110	1,692
Total	14,801	1,432	411	372	544	538	18,098

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company, As of June 30, 2019, the Company has purchase orders amounting to ThUS$ 40,500 (ThUS$ 59,919 as of December 31, 2018).

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	123

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments (continued)

14.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which have generated balances against the Company. The detail of this type of instrument is as follows:

Financial liabilities at fair value with an impact on profit or loss	06/30/2019	Effect on profit or loss as of 06/30/2019	12/31/2018	Effect on profit or loss as of 12/31/2018
	ThUS$	ThUS$	ThUS$	ThUS$
Current
Derivative instruments (IRS)	-	-	91	-
Total	-	-	91	-

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	124

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments (continued)

14.7	Financial asset and liability categories

a)	Financial Assets

	06/30/2019			12/31/2018
	Current	Non-current	Total	Current	Non-current	Total
Description of financial assets	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$
Cash and cash equivalent	799,790	-	799,790	556,066	-	556,066
Trade receivables due from related parties	62,068	-	62,068	44,554	-	42,790
Financial assets measured at amortized cost	415,204	77	415,281	291,790	75	291,865
Loans and receivables measured at amortized cost	431,985	1,124	433,109	464,855	2,275	468,894
Total financial assets measured at amortized cost	1,709,047	1,201	1,710,248	1,357,265	2,350	1,359,615

Derivative financial instruments
For hedging purposes	911	21,800	22,711	18,238	13,425	31,663
Held for trading at fair value through profit or loss	1,700	-	1,700	2,693	-	2,693
Financial assets classified as available for sale at fair value through equity	-	3,827	3,827	-	3,631	3,631
Total financial assets at fair value	2,611	25,627	28,238	20,931	17,056	37,987
Total financial assets	1,711,658	26,828	1,738,486	1,378,196	19,406	1,397,602

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	125

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments (continued)

14.7	Financial asset and liability categories (continued)

b)	Financial liabilities

	06/30/2019			12/31/2018
	Current	Non- Current	Total	Current	Non- Current	Total
Description of financial liabilities	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Derivative financial instruments
For hedging purposes	10,343	6,465	16,808	5,285	12,033	17,318
Held for trading at fair value through profit or loss	2,035	-	2,035	2,855	-	2,855
Financial liabilities at fair value through profit or loss	12,378	6,465	18,843	8,140	12,033	20,173

Liabilities at amortized cost
Bank loans	227	69,021	69,248	300	68,870	69,170
Obligations to the public	491,216	1,236,603	1,727,819	15,145	1,249,479	1,264,624
Lease Liabilities	5,013	23,848	28,861	-	-	-
Financial liabilities at amortized cost (trade and other payables)	211,462	-	211,462	163,751	-	163,751
Trade payables due to related parties	164	-	164	9	-	9
Total financial liabilities at amortized cost	708,082	1,329,472	2,037,554	179,205	1,318,349	1,497,554
Total financial liabilities	720,460	1,335,937	2,056,397	187,345	1,330,382	1,517,727

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	126

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments (continued)

14.8	Fair value measurement of assets and liabilities

Financial assets and liabilities measured at fair value consist of Options and Forwards hedging the mismatch in the balance sheet and cash flows, CCS to hedge bonds issued in local currency (Peso/UF).

The value of the Company’s assets and liabilities recognized by CCS contracts is calculated as the difference between the present value of discounted cash flows of the asset (Ch/UF) and liability (US$) parts of the derivative. In the case of the IRS, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract, Options: the value recognized is calculated using the Black-Scholes method.

In the case of CCS, the entry data used for the valuation models are UF, peso, USD and basis swap rates, In the case of fair value calculations for IRS, the Forward Rate Agreement rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used, Finally, with options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects on profit or loss of movements in these amounts may be recognized in the caption Finance costs, foreign currency translation gain (loss) or cash flow hedges in the statement of comprehensive income, depending on each particular case.

The fair value measurement of debt is only performed to determine the present market value of secured and unsecured long-term obligations; bonds denominated in local currency (Ch$/UF) and foreign currency (US$), credits denominated in foreign currency (US$), which is classified under Level 2 in the fair value hierarchy established by IFRS.

The value of the Company’s reported liabilities is calculated as the present value of discounted cash flows at market rates at the time of valuation, taking into account the maturity date and exchange rate. The entry data used for the model includes the UF and peso rates, which are obtained using Bloomberg, the well-known financial software company and Association of Banks and Financial Institutions.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	127

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments (continued)

14.8	Fair value measurement of assets and liabilities, continued

Fair value hierarchy

The fair value hierarchy is detailed as follows:

a)	Level 1: using quoted prices (unadjusted) only in active markets.

b)	Level 2: when in any phase in the valuation process inputs other than quoted prices have been used in Level 1 that are observable directly in markets.

c)	Level 3: inputs for the asset or liability that are not based on observable market data.

The valuation technique used for determining fair value of our hedging instruments is that indicated in Level 2.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	128

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments (continued)

14.8	Fair value measurement of assets and liabilities, continued

	Carrying Amount at Amortized Cost	Fair value (informative)	Fair value	Measurement Methodology
	06/30/2019	06/30/2019	06/30/2019	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	799,790	799,790	-	-	799,790	-
Trade and other receivables, current	431,985	431,985	-	-	431,985	-
Trade receivables due from related parties, current	62,068	62,068	-	-	62,068	-
Other current financial assets:						-
-Time deposits	415,204	415,204	-	-	415,204	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	1,620	-	1,620	-
- Options	-	-	81	-	81	-
- Hedging assets	-	-	-	-	-	-
- Investment hedge swaps	-	-	911	-	911	-
Non-current accounts receivable	1,124	1,124	-	-	-	-
Other non-current financial assets:						-
- Other	97	97	-	-	97	-
- Actions	-	-	3,07	3,807	-	-
- Hedging assets - Swaps	-	-	21,801	-	21,801	-
Other current financial liabilities						-
- Bank loans	227	227	-	-	227	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	1,540	-	1,540	-
- Options	-	-	495	-	495	-
- Hedging liabilities	-	-	-	-	-
- Swaps	-	-	4,097	-	4,097	-
- Inversiones	-	-	6,246	-	6,246
- Unsecured obligations	491,216	491,216	-	-	491,216	-
Current lease liabilities	5,013	5,013	-	-	5,013	-
Trade and other payables, current and non current	211,462	211,462	-	-	211,462	-
Trade payables due to related parties, current	164	164	-		164	-
Other non-current financial liabilities:				-		-
- Bank loans	69,021	71,493	-	-	71,493	-
- Unsecured obligations	1,236,603	1,355,602	-	-	1,355,602	-
- Non-current hedging liabilities	-	-	6,465	-	6,465	-
- Non-current lease liabilities	23,848	25,455	-	-	25,455	-

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	129

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments (continued)

14.8	Fair value measurement of assets and liabilities, continued

	Carrying Amount at Amortized Cost	Fair value (informative)	Fair value	Measurement Methodology
	12/31/2018	12/31/2018	12/31/2018	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	556,066	556,066	-	-	556,066	-
Trade and other receivables, current	466,619	466,619	-	-	466,619	-
Trade receivables due from related parties, current	42,790	42,790	-	-	42,790	-
Other current financial assets:	-	-	-	-	-	-
- Time deposits	291,790	291,790	-	-	291,790	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	2,637	-	2,637	-
- Options	-	-	56	-	56	-
- Hedging assets	-	-	-	-	-	-
- Investment hedge swaps	-	-	18,238	-	18,238	-
Non-current accounts receivable	424	424	-	-	-	-
Other non-current financial assets:	-	-	-	-	-	-
- Other	95	95	-	-	95	-
- Actions	-	-	3,611	-	-	-
- Hedging assets - Swaps	-	-	13,425	-	13,425	-
Other current financial liabilities	-	-	-	-	-	-
- Bank loans	300	300	-	-	300	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	2,723	-	2,723	-
- Options	-	-	132	-	132	-
- Hedging liabilities - Swaps	-	-	5,285	-	5,285	-
- Unsecured obligations	15,145	15,145	-	-	15,145	-
Trade and other payables, current and non current	163,751	163,751	-	-	163,751	-
Trade payables due to related parties, current	9	9	-	-	9	-
Other non-current financial liabilities:	-	-	-	-	-	-
- Bank loans	68,870	71,826	-	-	71,826	-
- Unsecured obligations	1,249,479	1,357,640	-	-	1,357,640	-
- Non-current hedging liabilities	-	-	12,033	-	12,033	-

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments (continued)

14.9	Estimated fair value of financial instruments and financial derivatives

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

-	The fair value of trade receivables, current is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.

-	The fair value of other current financial liabilities is considered to be equal to their carrying values.

-	For interest-bearing liabilities with original maturity of more than a year, fair values are calculated by discounting contractual cash flows at their original current market rates with similar terms.

-	The fair value of debt is considered in Level 2.

-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	131

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 14	Financial instruments (continued)

14.9	Estimated fair value of financial instruments and financial derivatives, continued

The detail of the Company’s instruments at carrying value and estimated fair value is as follows:

	06/30/2019		12/31/2018
	Carrying value	Fair value	Carrying value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	799,790	799,790	556,066	556,066
Current trade and other receivables	431,985	431,985	466,619	466,619
Receivables due from related parties, current	62,068	62,068	42,790	42,790
Other financial assets, current:
- Time deposits	415,204	415,204	291,790	291,790
- Derivative instruments	1,700	1,700	2,693	2,693
- Hedging assets	911	911	18,238	18,238
Total other current financial assets	417,815	417,815	312,721	312,721
Non-Current Trade Receivables	1,124	1,124	424	424
Other non-current financial assets:	25,704	25,704	17,131	17,131
Total other non-current financial assets:	25,704	25,704	17,131	17,131
Other financial liabilities, current:
- Bank loans	227	227	300	300
-Current lease liabilities	5,013	5,013	-	-
- Derivative instruments	2,035	2,035	2,855	2,855
- Hedging liabilities	4,097	4,097	5,285	5,285
- Unsecured obligations	491,216	491,216	15,145	15,145
Other financial liabilities, current	502,588	502,588	23,585	23,585
Current and non-current accounts payable	211,462	211,462	163,751	163,751
Payables due to related parties, non-current	164	164	9	9
Other non-current financial liabilities:
- Bank loans	69,021	71,493	68,870	71,826
-Non-current lease liabilities	23,848	25,455
- Unsecured obligations	1,236,603	1,355,602	1,249,479	1,404,614
- Non-current hedging liabilities	6,465	6,465	12,033	2,657
Other non-current financial liabilities:	1,335,937	1,459,015	1,330,382	1,479,097

All the fair value estimates are included in levels 1 and 2.

As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 5 .

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 15	Intangible assets and goodwill

15.1	Balances

	06/30/2019	12/31/2018
	ThUS$	ThUS$
Intangible assets other than goodwill	190,128	189,350
Goodwill (1)	34,856	34,866
Total	224,984	224,216

The current value of future cash flows generated by these assets has been estimated given the variation in sales volumes, market prices and costs, discounted at a weighted average cost of capital (WACC) rate of 9.8% on December 31, 2018.

15.2	Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way, software, and mining claims which correspond to exploitation rights acquired from third-parties.

Balances and movements in the main classes of intangible assets as of June 30, 2019 and December 31, 2018 are detailed as follows:

			June 30, 2019
Intangible assets and goodwill	Useful life	Gross Value ThUS$	Accumulated amortization ThUS$	Accumulated impairment ThUS$	Net Value ThUS$
IT programs	Finite	32,431	(26,890)	-	5,541
Intellectual property rights, patents and other industrial property rights, service.	Finite	1,254	(1,113)	(7)	134
Mining claims, water rights and rights of way.	Indefinite	183,398	-	(1,729)	181,669
Mining claims	Finite	1,500	(148)	-	1,352
Customer-related intangible assets	Indefinite	1,778	-	(355)	1,423
Other intangible assets.	Indefinite	9	-	-	9
Intangible assets other than goodwill		220,370	(28,151)	(2,091)	190,128
Goodwill	Indefinite	38,120	-	(3,264)	34,856
Total Intangible Assets		258,490	(28,151)	(5,355)	224,984

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	133

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 15	Intangible assets and goodwill (continued)

15.2	Disclosures on intangible assets and goodwill, continued

			December 31, 2018
Intangible assets and goodwill	Useful life	Gross Value ThUS$	Accumulated amortization ThUS$	Accumulated impairment ThUS$	Net Value ThUS$
IT programs	Finite	30,047	(25,454)	-	4,593
Intellectual property rights, patents and other industrial property rights, service,	Finite	1,254	(1,096)	(7)	151
Mining claims, water rights and rights of way	Indefinite	183,349	-	(1,729)	181,620
Mining claims	Finite	1,500	(88)	-	1,412
Customer-related intangible assets	Indefinite	1,778	-	(205)	1,573
Other intangible assets	Indefinite	1	-	-	1
Intangible assets other than goodwill		217,929	(26,638)	(1,941)	189,350
Goodwill	Indefinite	38,120	-	(3,254)	34,866
Total Intangible Assets		256,049	(26,638)	(5,195)	224,216

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life measures the length of, or number of production or similar units constituting that useful life.

The estimated useful life for software is 2 and 6 years, for other assets with a finite useful life, the useful life over which they are amortized corresponds to the periods defined by the contracts or rights from which they originate.

Intellectual property rights, patents and other industrial property rights, service and exploitation rights, mainly relate to water rights and have a finite useful life to the extent to which they are subject to a fixed-term contract or otherwise they are considered to be indefinite.

The company owns mining claims granted by Corfo, which correspond to assets subject to restitution. For this reason they are considered assets with a finite useful life and their useful life is assigned until the year 2030 when the contract ends.

b)	Method used to assess identifiable intangible assets with indefinite useful life

The recoverable value of the cash-generating unit has been determined based on a calculation of value-in-use using cash flow projections for a period of 5 years, plus perpetuity annually on December 31.

This group of intangible assets includes water rights acquired in Chile, and mining concessions held by the company in Chile and Australia, and these rights are recorded at acquisition cost.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	134

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 15	Intangible assets and goodwill (continued)

15.2	Disclosures on intangible assets and goodwill, continued

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful life or amortization rate	Minimum Life or Rate	Maximum Life or Rate
Mining property, water rights and rights of way	Indefinite	Indefinite
Intangible assets other than goodwill	Indefinite	Indefinite
Mining claims	1 year	11 years
Intellectual property rights, patents and other industrial property rights, service	1 year	16 years
Commercial trademarks	1 year	5 years
IT programs	2 years	6 years

The following table shows the movements in goodwill as of June 30, 2019:

Company	Goodwill 01/01/2019	Additional recognition	Accumulated impairment losses	Goodwill June 30, 2019
	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	(3,214)	-
SQM S.A.	22,255	-	-	22,255
SQM Iberian S.A.	148	-	(10)	138
SQM Investment Corporation	86	-	-	86
Soquimich Comercial S.A.	320	-	(40)	280
Soquimich European Holding	11,373	-	-	11,373
SQM Potasio S.A.	724	-	-	724
Total	38,120	-	(3,264)	34,856

d)	Information to be disclosed on assets generated internally

The Company has no intangible assets generated internally.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	135

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 15	Intangible assets and goodwill (continued)

15.2	Disclosures on intangible assets and goodwill, continued

e)	Movements in identifiable intangible assets as of June 30, 2019:

Gross Value Movements in identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining claims property, water rights, and rights of way, Indefinite	Mining claims, Finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	30,047	1,254	183,349	1,500	1,778	1	38,120	256,049
Additions	114	-	48	-	-	8	-	170
Other increases / decreases for foreign currency exchange rates	2	-	1	-	-	-	-	3
Other increases (decreases)	2,268	-	-	-	-	-	-	2,268
Total increases (decreases)	2,384	-	49	-	-	8	-	2,441
Closing balance	32,431	1,254	183,398	1,500	1,778	9	38,120	258,490

Accumulated amortization and impairment Movements in identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining claims property, water rights, and rights of way, Indefinite	Mining claims, Finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	(25,454)	(1,103)	(1,729)	(88)	(205)	-	(3,254)	(31,833)
Other increases / decreases for foreign currency exchange rates	(1)	-	-	-	-	-	-	(1)
Impairment losses recognized in profit or loss for the year	-	-	-	-	(150)	-	(10)	(160)
Amortization	(1,435)	(17)	-	(60)	-	-	-	(1,512)
Other increases (decreases)	-	-	-	-	-	-	-	-
Total increases (decreases)	(1,436)	(17)	-	(60)	(150)	-	(10)	(1,673)
Closing balance	(26,890)	(1,120)	(1,729)	(148)	(355)	-	(3,264)	(33,506)

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	136

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 15	Intangible assets and goodwill (continued)

15.2	Disclosures on intangible assets and goodwill, continued

e)	Movements in identifiable intangible assets as of June 30, 2019:

Net value Movements in Identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining claims property, water rights, and rights of way, Indefinite	Mining claims. Finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	4,593	151	181,620	1,412	1,573	1	34,866	224,216
Additions	114	-	48	-	-	8	-	170
Increases (decreases) for transfers	-	-	-	-		-	-	-
Amortization	(1,435)	(17)	-	(60)	-	-	-	(1,512)
Impairment losses recognized in profit or loss for the year	-	-	-	-	(150)	-	(10)	(160)
Other increases / decreases for foreign currency exchange rates	1	-	1	-	-	-	-	2
Other increases (decreases)	2,268	-	-	-	-	-	-	2,268
Total increases (decreases)	948	(17)	49	(60)	(150)	8	(10)	768
Closing balance	5,541	134	181,669	1,352	1,423	9	34,856	224,984

f)	Movements in identifiable intangible assets as of December 31, 2018:

Gross Value Movements in Identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining claims property, water rights, and rights of way, Indefinite	Mining claims, Finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	25,060	1,250	104,858	1,500	1,778	171	37,972	172,589
Additions	1,159	5	77,201	-	-	11	-	78,376
Other increases / decreases for foreign currency exchange rates	(5)	(1)	(4)	-	-	-	-	(10)
Other increases (decreases)	3,833	-	1,294	-	-	(181)	148	5,094
Total increases (decreases)	4,987	4	78,491	-	-	(170)	148	83,460
Closing balance	30,047	1,254	183,349	1,500	1,778	1	38,120	256,049

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	137

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 15	Intangible assets and goodwill (continued)

15.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of December 31, 2018, continued:

Accumulated amortization and impairment Movements in identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining claims property, water rights, and rights of way, Indefinite	Mining claims, Finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	(19,769)	(1,061)	-	-	-	-	-	(20,830)
Other increases / decreases for foreign currency exchange rates	4	-	-	-	-	-	-	4
Impairment losses recognized in profit or loss for the year	-	(7)	(1,729)	-	(205)	-	(3,254)	(5,195)
Amortization	(2,880)	(35)	-	(88)	-	-	-	(3,003)
Other increases (decreases)	(2,809)	-	-	-	-	-	-	(2,809)
Total increases (decreases)	(5,685)	(42)	(1,729)	(88)	(205)	-	(3,254)	(11,003)
Closing balance	(25,454)	(1,103)	(1,729)	(88)	(205)	-	(3,254)	(31,833)

Net value Movements in Identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining claims property, water rights, and rights of way, Indefinite	Mining claims, Finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	5,291	189	104,858	1,500	1,778	171	37,972	151,759
Additions	1,159	5	77,201	-	-	11	-	78,376
Increases (decreases) for transfers	-	-	-	-		-	-	-
Amortization	(2,880)	(35)	-	(88)	-	-	-	(3,003)
Impairment losses recognized in profit or loss for the year	-	(7)	(1,729)	-	(205)	-	(3,254)	(5,195)
Other increases / decreases for foreign currency exchange rates	(1)	(1)	(4)	-	-	-	-	(6)
Other increases (decreases)	1,024	-	1,294	-	-	(181)	148	2,285
Total increases (decreases)	(698)	(38)	76,762	(88)	(205)	(170)	(3,106)	72,457
Closing balance	4,593	151	181,620	1,412	1,573	1	34,866	224,216

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	138

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 15	Intangible assets and goodwill (continued)

15.2	Disclosures on intangible assets and goodwill, continued

g)	Movements in identifiable goodwill as of June 30, 2019:

Gross Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2019	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill released without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	-	-	-	-	-	-	-	3,214
SQM S.A.	22,255	-	-	-	-	-	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	-	-	-	-	-	148
SQM Investment Corporation	86	-	-	-	-	-	-	-	-	86
Soquimich Comercial S.A.	320	-	-	-	-	-	-	-	-	320
Soquimich European Holding B.V.	11,373	-	-	-	-	-	-	-	-	11,373
SQM Potasio	724	-	-	-	-	-	-	-	-	724
Closing balance	38,120	-	-	-	-	-	-	-	-	38,120

Accumulated impairment Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2019	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill released without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	(3,214)	-	-	-	-	-	-	-	-	(3,214)
SQM S.A.	-	-	-	-	-	-	-	-	-	-
SQM Iberian S.A.	-	-	-	-	-	(10)	-	-	(10)	(10)
SQM Investment Corporation	-	-	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	(40)	-	-	-	-	-	-	-	-	(40)
Soquimich European Holding B.V.	-	-	-	-	-	-	-	-	-	-
SQM Potasio	-	-	-	-	-	-	-	-	-	-
Closing balance	(3,254)	-	-	-	-	(10)	-	-	(10)	(3,264)

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	139

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 15	Intangible assets and goodwill (continued)

15.2	Disclosures on intangible assets and goodwill, continued

g)	Movements in identifiable goodwill as of June30, 2019:

Net Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2019	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill released without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	-	-	-	-	-	-	-	-	-	-
SQM S.A.	22,255	-	-	-	-	-	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	-	(10)	-	-	(10)	138
SQM Investment Corporation	86	-	-	-	-	-	-	-	-	86
Soquimich Comercial S.A.	280	-	-	-	-	-	-	-	-	280
Soquimich European Holding B.V.	11,373	-	-	-	-	-	-	-	-	11,373
SQM Potasio	724	-	-	-	-	-	-	-	-	724
Closing balance	34,866	-	-	-	-	(10)	-	-	(10)	34,856

h)	Movements in identifiable goodwill as of December 31, 2018:

Gross Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2018	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill released without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	-	-	-	-	-	-	-	3,214
SQM S.A.	22,255	-	-	-	-	-	-	-	-	22,255
SQM Iberian S.A.	-	-	-	-	-	-	-	148	148	148
SQM Investment Corporation	86	-	-	-	-	-	-	-	-	86
Soquimich Comercial S.A.	320	-	-	-	-	-	-	-	-	320
Soquimich European Holding	11,373	-	-	-	-	-	-	-	-	11,373
SQM Potasio	724	-	-	-	-	-	-	-	-	724
Closing balance	37,972	-	-	-	-	-	-	148	148	38,120

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	140

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 15	Intangible assets and goodwill (continued)

15.2	Disclosures on intangible assets and goodwill, continued

h)	Movements in identifiable goodwill as of December 31, 2018:

Accumulated impairment Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2018	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill released without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	-	-	-	-	-	(3,214)	-	-	(3,214)	(3,214)
SQM S.A.	-	-	-	-	-	-	-	-	-	-
SQM Investment Corporation	-	-	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	-	-	-	-	-	(40)	-	-	(40)	(40)
Soquimich European Holding	-	-	-	-	-	-	-	-	-	-
SQM Potasio	-	-	-	-	-	-	-	-	-	-
Closing balance	-	-	-	-	-	(3,254)	-	-	(3,254)	(3,254)

Net Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2018	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill released without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	-	-	-	(3,214)	-	-	(3,214)	-
SQM S.A.	22,255	-	-	-	-	-	-	-	-	22,255
SQM Ibereian S.A.	-							148	148	148
SQM Investment Corporation	86	-	-	-	-	-	-	-	-	86
Soquimich Comercial S.A.	320	-	-	-	-	(40)	-	-	(40)	280
Soquimich European Holding	11,373	-	-	-	-	-	-	-	-	11,373
SQM Potasio	724	-	-	-	-	-	-	-	-	724
Closing balance	37,972	-	-	-	-	(3,254)	-	148	(3,106)	34,866

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	141

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 16	Property, plant and equipment

As of June 30, 2019 and December 31, 2018, the detail of property, plant and equipment is as follows:

16.1	Types of property, plant and equipment

Description of types of property, plant and equipment Property, plant and equipment, net	06/30/2019 ThUS$	12/31/2018 ThUS$
Land	24,783	24,695
Buildings (1)	250,917	238,808
Other property, plant and equipment	27,087	28,175
Transport equipment(1)	2,720	2,892
Supplies and accessories	4,267	4,722
Office equipment	425	513
Network and communication equipment	556	692
Mining assets	11,980	11,501
IT equipment	4,506	4,980
Energy generating assets	5,584	6,117
Constructions in progress	329,236	207,830
Machinery, plant and equipment (1) (2)	872,549	923,898
Total	1,534,610	1,454,823

(1) The buildings line item includes ThUS$22,487 corresponding to right-of-use assets; The line item “Transport equipment” Includes ThUS$ 173 corresponding to right-of-use assets; the property, plant and equipment line item includes ThUS$5,909 corresponding to right-of-use assets; the total includes ThUS$ 28,569 corresponding to right-of-use assets (IFRS 16)

Property, plant and equipment, gross
Land	24,783	24,695
Buildings (1)	677,007	648,719
Other property, plant and equipment	247,928	245,731
Transport equipment(1)	11,923	11,668
Supplies and accessories	24,513	24,456
Office equipment	11,380	11,377
Network and communication equipment	7,567	7,505
Mining assets	146,905	132,309
IT equipment	30,168	29,955
Energy generating assets	37,201	36,930
Constructions in progress	329,236	207,830
Machinery, plant and equipment (1)	3,078,669	3,068,862
Total	4,627,280	4,450,037

(1) The buildings line item includes ThUS$23,957 corresponding to right-of-use assets; The line item “Transport equipment”.Includes ThUS$ 253 corresponding to right-of-use assets; the property, plant and equipment line item includes ThUS$7,410 corresponding to right-of-use assets; the total includes ThUS$31,620 corresponding to right-of-use assets (IFRS 16)

Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings (1)	(426,090)	(409,911)
Accumulated depreciation and impairment of other property, plant and equipment	(220,841)	(217,556)
Accumulated depreciation and impairment of transport equipment(1)	(9,203)	(8,776)
Accumulated depreciation and impairment of supplies and accessories	(20,246)	(19,734)
Accumulated depreciation and impairment of office equipment	(10,955)	(10,864)
Accumulated depreciation and impairment of network and communication equipment	(7,011)	(6,813)
Accumulated depreciation and impairment of mining assets	(134,925)	(120,808)
Accumulated depreciation and impairment of IT equipment	(25,662)	(24,975)
Accumulated depreciation and impairment of energy generating assets	(31,617)	(30,813)
Accumulated depreciation and impairment of machinery, plant and equipment (1)	(2,206,120)	(2,144,964)
Total	(3,092,670)	(2,995,214)

(1) The buildings line item includes ThUS$(1,470) corresponding to depreciation of right-of-use assets.The line item “Transport equipment”. Includes ThUS$ (80) corresponding to right-of-use assets; the property, plant and equipment line item includes ThUS$(1,501) corresponding to depreciation of right-of-use assets; the total includes ThUS$(3,051) corresponding to depreciation of right-of-use assets (IFRS 16)

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	142

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 16	Property, plant and equipment, (continued)

16.1	Types of property, plant and equipment, continued

(2)	The detail of machinery, plant and equipment is as follows:

Description of classes of property, plant and equipment Property, plant and equipment, net	06/30/2019 ThUS$	12/31/2018 ThUS$
Pumps	30,659	34,145
Conveyor Belt	23,263	22,082
Crystallizer	25,633	27,112
Plant Equipment	175,363	188,934
Tanks	14,168	14,876
Filter	27,463	29,300
Electrical equipment/facilities	89,616	96,179
Other Propoerty, Plant & Equipment	51,383	58,997
Site Closure	12,512	12,967
Right-of-use assets	5,909	-
Piping	91,544	98,498
Well	241,878	250,045
Pond	38,790	42,903
Spare Parts	44,368	47,860
Total	872,549	923,898

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	143

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 16	Property, plant and equipment (continued)

16.2	Reconciliation of changes in property, plant and equipment by type:

Reconciliation of changes in property, plant and equipment by class as of June 30, 2019 and December 31, 2018:

Reconciliation of changes in property, plant and equipment by class as of June 30, 2019, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	24,695	648,719	245,731	11,668	24,456	11,377	7,505	132,309	29,955	36,930	207,830	3,068,862	4,450,037
Initial recognition of IFRS 16	-	23,957	-	253	-	-	-	-	-	-	-	7,410	31,620
Balance with recognition NIIF 16	24,695	672,676	245,731	11,921	24,456	11,377	7,505	132,309	29,955	36,930	207,830	3,076,272	4,481,657
Additions	-	1	638	-	9	2	-	-	162	-	143,919	2,614	147,345
Disposals	-	-	(460)	-	-	-	-	-	(3)	-	-	-	(463)
Increase (decrease) in foreign currency translation difference	11	24	2	1	3	1	-	-	3	-	-	23	68
Reclassifications	132	4,257	2,075	1	45	-	62	2,187	22	271	(27,150)	18,269	171
Other increases (decreases) (*)	-	49	(58)	-	-	-	-	12,409	29	-	4,637	(18,509)	(1,443)
Decreases for classification as held for sale (1)	(55)	-	-	-	-	-	-	-	-	-	-	-	(55)
Total changes	88	4,331	2,197	2	57	3	62	14,596	213	271	121,406	2,397	145,623
Closing balance	24,783	677,007	247,928	11,923	24,513	11,380	7,567	146,905	30,168	37,201	329,236	3,078,669	4,627,280

Reconciliation of changes in property, plant and equipment by class as of June 30, 2019, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	(409,911)	(217,556)	(8,776)	(19,734)	(10,864)	(6,813)	(120,808)	(24,975)	(30,813)	-	(2,144,964)	(2,995,214)
Changes
Disposals	-	-	460	-	-	-	-	-	-	-	-	-	460
Depreciation expense	-	(16,008)	(3,740)	(427)	(515)	(90)	(198)	(3,513)	(638)	(795)	-	(71,742)	(97,666)
Impairment	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation difference	-	(8)	(1)	-	(2)	(1)	-	-	(2)	-	-	(12)	(26)
Reclassifications	-	7	(6)	-	6	-	-	-	(5)	-	-	(206)	(204)
Other increases (decreases) (*)	-	(170)	2	-	(1)	-	-	(10,604)	(42)	(9)	-	10,804	(20)
Decreases for classification as held for sale (1)	-	-	-	-	-	-	-	-	-	-	-	-	-
Total changes	-	(16,179)	(3,285)	(427)	(512)	(91)	(198)	(14,117)	(687)	(804)	-	(61,156)	(97,456)
Closing balance	-	(426,090)	(220,841)	(9,203)	(20,246)	(10,955)	(7,011)	(134,925)	(25,662)	(31,617)	-	(2,206,120)	(3,092,670)

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	144

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 16	Property, plant and equipment (continued)

16.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of June 30, 2019, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$
Opening balance	24,695	238,808	28,175	2,892	4,722	513	692	11,501	4,980	6,117	207,830	923,898	1,454,823
Initial recognition of IFRS 16	-	23,957	-	253	-	-	-	-	-	-	-	7,410	31,620
Balance with recognition NIIF 16	24,695	262,765	28,175	3,145	4,722	513	692	11,501	4,980	6,117	207,830	931,308	1,486,443
Additions	-	1	638	-	9	2	-	-	162	-	143.919	2.614	147,345
Disposals	-	-	-	-	-	-	-	-	(3)	-	-	-	(3)
Depreciation expense	-	(16,008)	(3,740)	(427)	(515)	(90)	(198)	(3,513)	(638)	(795)	-	(71,742)	(97,666)
Impairment	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation difference	11	16	1	1	1	-	-	-	1	-	-	11	42
Reclassifications	132	4,264	2,069	1	51	-	62	2,187	17	271	(27,150)	18,063	(33)
Other increases (decreases) (*)	-	(121)	(56)	-	(1)	-	-	1,805	(13)	(9)	4,637	(7,705)	(1,463)
Decreases for classification as held for sale (1)	(55)	-	-	-	-	-	-	-	-	-	-	-	(55)
Total changes	88	(11,848)	(1,088)	(425)	(455)	(88)	(136)	479	(474)	(533)	121,406	(58,759)	48,167
Closing balance	24,783	250,917	27,087	2,720	4,267	425	556	11,980	4,506	5,584	329,236	872,549	1,534,610

(*) The net balance of other increases (decreases) corresponds to all those items that are reclassified to or from property, plant and equipment, They can have the following origin:1) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate; 2) the variation representing the purchase and use of materials and spare parts; 3) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; 4) software that is reclassified to “Intangibles”.

(1) Any property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date, is classified by the Company as non-current assets held for sale.

These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	145

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 16	Property, plant and equipment (continued)

16.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of June 30, 2019, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$
Opening balance	-	-	-	-	-	-	-	-	-	-	-	-	-
Initial recognition of IFRS 16	-	23,957	-	253	-	-	-	-	-	-	-	7,410	31,620
Balance with recognition NIIF 16	-	23,957	-	253	-	-	-	-	-	-	-	7,410	31,620
Additions	-	(1,470)	-	(80)	-	-	-	-	-	-	-	(1,501)	(3,051)
Disposals	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation difference	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassifications	-	-	-	-	-	-	-	-	-	-	-	-	-
Other increases (decreases) (*)	-	-	-	-	-	-	-	-	-	-	-	-	-
Decreases for classification as held for sale (1)	-	-	-	-	-	-	-	-	-	-	-	-	-
Total changes	-	(1,470)	-	(80)	-	-	-	-	-	-	-	(1,501)	(3,051)
Closing balace	-	22,487	-	173	-	-	-	-	-	-	-	5,909	28,569

The Company’s lease activities included the following aspects:

a)	The nature of the Company’s lease activities are related to contracts focused primarily on business operations, notably rights-of-use to equipment and real estate.

b)	The Company does not estimate any significant future cash outflows that would potentially expose the Company, and these are likewise not reflected in the measurement of lease liabilities, related to concepts such as (i) variable lease payments, (ii) expansion options and termination options, (iii) guaranteed residual value and (iv) leases not yet undertaken but committed by the Company.

c)	These are not subject to restrictions or agreements imposed by contracts.

d)	There were no sales transactions with leases later in the period.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	146

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 16	Property, plant and equipment (continued)

16.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2018, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	24,900	610,264	244,831	11,195	19,498	11,105	7,356	129,028	27,038	36,643	165,054	2,938,287	4,225,199
Changes
Additions	-	28	833	-	41	15	-	-	489	-	263,290	1,448	266,144
Disposals	-	(38)	(7,811)	(51)	-	-	-	-	(10)	-	(6,582)	(1,666)	(16,158)
Increase (decrease) in foreign currency translation difference	(64)	(134)	(8)	(3)	(19)	(6)	-	-	(11)	-	-	(153)	(398)
Reclassifications	-	38,746	10,330	529	4,889	268	150	3,281	2,100	75	(184,095)	123,726	(1)
Other increases (decreases) (*)	-	(147)	(2,444)	(2)	47	(5)	(1)	-	349	212	(29,827)	7,220	(24,608)
Decreases for classification as held for sale (1)	(141)	-	-	-	-	-	-	-	-	-	-	-	(141)
Total changes	(205)	38,455	900	473	4,958	272	149	3,281	2,917	287	42,776	130,575	224,838
Closing balance	24,695	648,719	245,731	11,668	24,456	11,377	7,505	132,309	29,955	36,930	207,830	3,068,862	4,450,037

Reconciliation of changes in property, plant and equipment by class as of December 31, 2018, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	(379,945)	(219,969)	(7,938)	(17,626)	(10,618)	(6,306)	(112,791)	(23,637)	(28,782)	-	(1,988,233)	(2,795,845)
Changes
Disposals	-	38	7,737	8	-	-	-	-	10	-	-	1,722	9,515
Depreciation expense	-	(29,829)	(7,415)	(880)	(2,056)	(271)	(483)	(8,017)	(1,374)	(2,026)	-	(158,900)	(211,251)
Impairment	-	(437)	-	-	-	-	-	-	-	(12)	-	(941)	(1,390)
Increase (decrease) in foreign currency translation difference	-	41	4	1	12	3	-	-	(1)	-	-	61	121
Reclassifications	-	106	(483)	-	(87)	(17)	(28)	-	90	1	-	419	1
Other increases (decreases) (*)	-	115	2,570	33	23	39	4	-	(63)	6	-	908	3,635
Decreases for classification as held for sale (1)	-	-	-	-	-	-	-	-	-	-	-	-	-
Total changes	-	(29,966)	2,413	(838)	(2,108)	(246)	(507)	(8,017)	(1,338)	(2,031)	-	(156,731)	(199,369)
Closing balance	-	(409,911)	(217,556)	(8,776)	(19,734)	(10,864)	(6,813)	(120,808)	(24,975)	(30,813)	-	(2,144,964)	(2,995,214)

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	147

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 16	Property, plant and equipment (continued)

16.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2018, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	24,900	230,319	24,862	3,257	1,872	487	1,050	16,237	3,401	7,861	165,054	950,054	1,429,354
Changes
Additions	-	28	833	-	41	15	-	-	489	-	258,269	1,448	266,144
Disposals	-	-	(74)	(43)	-	-	-	-	-	-	(6,582)	56	(6,643)
Depreciation expense	-	(29,829)	(7,415)	(880)	(2,056)	(271)	(483)	(8,017)	(1,374)	(2,026)	-	(158,900)	(211,251)
Impairment	-	(437)	-	-	-	-	-	-	-	(12)	-	(941)	(1,390)
Increase (decrease) in foreign currency translation difference	(64)	(93)	(4)	(2)	(7)	(3)	-	-	(12)	-	-	(92)	(277)
Reclassifications	-	38,852	9,847	529	4,802	251	122	3,281	2,190	76	(184,095)	124,145	-
Other increases (decreases) (*)	-	(32)	126	31	70	34	3	-	286	218	(29,837)	8,128	(20,973)
Decreases for classification as held for sale (1)	(141)	-	-	-	-	-	-	-	-	-	-	-	(141)
Total changes	(205)	8,489	3,313	(365)	2,850	26	(358)	(4,736)	1,579	(1,744)	42,776	(26,156)	25,469
Closing balance	24,695	238,808	28,175	2,892	4,722	513	692	11,501	4,980	6,117	207,830	923,898	1,454,823

(*) The net balance of other increases (decreases) corresponds to all those items that are reclassified to or from property, plant and equipment, They can have the following origin:1) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate;, 2) the variation representing the purchase and use of materials and spare parts; 3) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; 4) assets for retirement obligations and 5) software that is reclassified to Intangibles.

(1) Any property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date, is classified by the Company as non-current assets held for sale.

These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	148

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 16	Property, plant and equipment (continued)

16.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.

16.4	Impairment of assets

As indicated in Note 3.28 to the financial statements, the recoverable amount of property, plant and equipment is measured provided that there is an indication that the asset could be impaired. As of June 30, 2019, was not impairment recorded.

16.5	Additional Information

Capitalized interest

As of Jnue 30, 2019, capitalized interest totaled ThUS$ 2,973 , while for the period January to December 2018, this item totaled ThUS$ 5,021.

No borrowing costs are capitalized for periods beyond the normal period for acquiring, constructing or installing an asset such as delays, interruptions or temporary suspension of projects due to technical, financial or other problems that render the asset unusable.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	149

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 17	Other current and non-current non-financial assets

As of June 30, 2019, and December 31, 2018, the detail of other current and non-current assets is as follows:

Other non-financial assets, current	06/30/2019	12/31/2018
	ThUS$	ThUS$
Domestic Value Added Tax	13,840	20,209
Foreign Value Added Tax	4,672	7,211
Prepaid mining licenses	4,971	1,329
Prepaid insurance	1,794	1,763
Other prepayments	2,052	1,774
Refund of Value Added Tax to exporters	-	12,545
Other taxes	2,739	2,800
Other assets	629	341
Total	30,697	47,972

Other non-financial assets, non-current	06/30/2019	12/31/2018
	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	13,913	26,189
Guarantee deposits	551	712
Other assets	877	638
Total	15,341	27,539

1)	Reconciliation of changes in assets for exploration and mineral resource evaluation, by type.

Movements in assets for the exploration and evaluation of mineral resources as of June 30, 2019, and December 31, 2018:

Reconciliation	06/30/2019	12/31/2018
	ThUS$	ThUS$
Opening balance	26,189	17,721
Change in assets for exploration and evaluation of mineral resources
Additions	-	11,298
Reclassifications	(11,222)	1,987
Increase (decrease) due to transfers and other charges	(1,054)	(4,817)
Total changes	(12,276)	8,468
Total	13,913	26,189

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	150

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 18	Employee benefits

18.1	Provisions for employee benefits

Classes of benefits and expenses by employee	06/30/2019	12/31/2018
	ThUS$	ThUS$
Current
Profit sharing and bonuses	7,775	20,085
Total	7,775	20,085

Non-current
Profit sharing and bonuses	9,075	8,831
Severance indemnity payments	27,550	28,233
Total	36,625	37,064

18.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees.

Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months.

The Company only provides compensation and benefits to active employees, with the exemption of SQM North America. which applies the definitions under 18.4 below.

SQM maintains incentive programs for its employees based on their personal performance, the Company’s performance and other short-term and long-term indicators.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year and this will be calculated based on profit for the period at the end of each period applying a factor obtained subsequent to each employee’s appraisal process.

Employee benefits include retention bonuses for the Company’s executives, which are linked to the Company’s share price and are paid in cash. The short-term portion is presented as a provision for current employee benefits and the long-term portion as non-current.

Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e,g,, retirement, dismissal, voluntary retirement, incapacity or disability, death, etc.

Law No. 19.728 published on May 14, 2001 which became effective on October 1, 2002 required Compulsory Unemployment Insurance in favor of all dependent employees regulated by the Chilean Labor Code, Article 5 of this law established that this insurance is paid through monthly contribution payments by both the employee and the employer.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	151

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 18	Employee benefits (continued)

18.3	Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value, and an executive compensation plan (see Note 18.6).

Staff severance indemnities at actuarial value	06/30/2019	12/31/2018
	ThUS$	ThUS$
Staff severance indemnities, Chile	26,879	27,562
Executive severance plan	9,075	8,831
Severance for foreigners	671	671
Total other non-current liabilities	36,625	37,064

The actuarial assessment method has been used to calculate the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as not funded, The discount interest rate of expected flows to be used was 3.719%.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for years worked for the Company without a limit being imposed in regard of amount of salary or years of service, It applies when employees cease to work for the Company because they are made redundant or in the event of their death. This benefit is applicable up to a maximum age of 65 for men and 60 for women, which are the usual retirement ages according to the Chilean pensions system as established in Decree Law 3.500 of 1980.

Methodology

The Company’s benefits obligation under IAS 19 Projected Benefit Obligation (PBO) is determined as follows:

To determine the Company's total liability, we used computer software to develop a mathematical simulation model using the data for each individual employee.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	152

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 18	Employee benefits (continued)

18.3	Other long-term benefits, continued

This model considered months as discrete time, i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate, This information on each person was simulated from the beginning of his/her employment contract or when he/she started earning benefits up to the month in which he/she reaches normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives a retirement indemnity.

The methodology followed to determine the accrual for all the employees covered by agreements took account of the turnover rates and the mortality rate RV-2009 established by the CMF to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 on “Retirement Benefit Costs”.

18.4	Post-employment benefit obligations

Our subsidiary SQM NA, together with its employees established a pension plan until 2002 called the “SQM North America Retirement Income Plan”. This obligation is calculated measuring the expected future forecast staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions, discounting the resulting amounts at present value using the interest rate defined by the authorities.

Since 2003, SQM North America offers to its employees benefits related to pension plans based on the 401-K system, which do not generate obligations for the Company.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	153

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 18	Employee benefits (continued)

18.5	Staff severance indemnities

As of June 30, 2019 and December 31, 2018, severance indemnities calculated at the actuarial value are as follows:

	06/30/2019 ThUS$	12/31/2018 ThUS$
Opening balance	(28,233)	(27,445)
Current cost of service	(770)	(1,529)
Interest cost	(916)	(1,658)
Actuarial gain/loss	(2,860)	(1,617)
Exchange rate difference	(173)	2,710
Benefits paid during the year	5,402	1,306
Balance	(27,550)	(28,233)

a)            Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

	06/30/2019	12/31/2018
Mortality rate	RV - 2014	RV - 2014
Actual annual interest rate	3.719%	4.642%
Voluntary retirement rate:
Men	6.49%	6.49%	annual
Women	6.49%	6.49%	annual
Salary increase	3.00%	3.00%	annual
Retirement age:
Men	65	65	years
Women	60	60	years

b)            Sensitivity analysis of assumptions

As of June 30, 2019 and December 31, 2018, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

Sensitivity analysis 06/30/2019	Effect + 100 basis points ThUS$	Effect - 100 basis points ThUS$
Discount rate	(1,848)	2,080
Employee turnover rate	(243)	273

Sensitivity analysis 12/31/2018	Effect + 100 basis points ThUS$	Effect - 100 basis points ThUS$
Discount rate	(1,807)	2,033
Employee turnover rate	(237)	265

Sensitivity relates to an increase/decrease of 100 basis points.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	154

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 18	Employee benefits (continued)

18.6	Executive compensation plan

The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company, by granting payments based on the change in the price of SQM’s shares. There is a partial payment of the share benefit program in the event of termination of the contract for causes other than the resignation and application of Article 160 of the Labor Code.

Average Share Price Spread

Plan characteristics

This compensation plan is related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

Plan participants

A total of 32 Company executives are entitled to this plan, provided that they continue to work for the Company through to the end of 2020. The payment dates, if applicable, will be during the first quarter of 2021.

Compensation

The compensation payable to each executive is calculated by multiplying :

a)	The average price of Series B shares on the Santiago Stock Exchange during the fourth quarter of 2020, at its equivalent amount in dollars (with a maximum amount or limit amount of US$54 per share), multiplied

b)	By a number equal to the quantity of shares that have been individually assigned to each executive included in the plan.

This compensation plan was approved by the Company’s Board of Directors and its application started on January 1. 2017.

The effect of the plan considers 454,504 shares reflected as a cost of ThUS$243 in the results for the period ending June 30, 2019. As of June 30, 2018, the effect of the plan was 510,404 shares, equal to ThUS$1,943, recognized as a provision reflected against profit or loss for 2018.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	155

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 19	Provisions and other non-financial liabilities

19.1	Types of provisions

	06/30/2019			12/31/2018
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for legal complaints (*)	11,077	3,000	14,077	11,862	3,000	14,862
Provision for dismantling, restoration and rehabilitation cost (**)	-	32,549	32,549	-	28,822	28,822
Other provisions(***)	85,783	-	85,783	94,335	-	94,335
Total	96,860	35,549	132,409	106,197	31,822	138,019

(*) These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed, These provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 22.1).

(**) The commitments related to Sernageomin have been incorporated through the issuance of the guarantee for the restoration of the place where the production sites are located.

(***)See Note 19.2

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 19	Provisions and other non-financial liabilities (continued)

19.2	Description of other provisions

Current provisions, other short-term provisions	06/30/2019	12/31/2018
	ThUS$	ThUS$
Rent under Lease contract (*)	80,537	84,826
Provision for additional tax related to foreign loans	603	471
End of agreement bonus	2,294	5,129
Directors’ per diem allowance	1,287	2,881
Provision for subsidiary restructuring	-	-
Foreign-owned mine tax provision	-	-
Miscellaneous provisions	1,062	1,028
Total	85,783	94,335

(*) Payment Obligations for the lease contract with CORFO: These correspond to obligations assumed in the Lease Agreement. Part of these obligations are the quarterly lease payments to Corfo, according to SQM Salar's product sales from leased mining properties. Since 2018, another part are the annual contributions by SQM Salar to research and development, to local communities to the Antofagasta Regional Government and to the municipalities of San Pedro de Atacama, María Elena and Antofagasta.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	157

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 19	Provisions and other non-financial liabilities (continued)

19.3	Other current liabilities

Other liabilities non-financial current

Description of other liabilities	06/30/2019	12/31/2018
	ThUS$	ThUS$
Tax withholdings	4,102	4,782
VAT payable	2,199	7,345
Guarantees received	2,641	2,641
Accrual for dividend	70,371	109,670
Monthly tax provisional payments	14,103	21,001
Deferred income	22,936	18,574
Withholdings from employees and salaries payable	5,874	6,052
Accrued vacations (*)	20,136	20,070
Other current liabilities	3,267	4,489
Total	145,629	194,624

(*) Vacation benefit (short-term benefits to employees, current) is in line with the provisions established in Chile’s Labor Code, which indicates that employees with more than a year of service will be entitled to annual vacation for a period of at least fifteen paid business days. The Company provides the benefit of two additional vacation days.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	158

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 19	Provisions and other non-financial liabilities (continued)

19.4	Changes in provisions

Description of items that gave rise to variations as of 06/30/2019	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	14,862	28,822	94,335	138,019
Changes
Additional provisions	500	3,727	88,856	93,083
Provision used	(1,285)	-	(97,416)	(98,701)
Increase(decrease) in foreign currency exchange	-	-	8	8
others	-	-	-	-
Total Increase (decreases)	(785)	3,727	(8,552)	(5,610)
Total provisions, final balance	14,077	32,549	85,783	132,409

Description of items that gave rise to variations as of 12/31/2018	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	19,419	26,954	47,073	93,446
Changes in provisions:
Additional provisions	1,000	1,820	181,244	184,064
Provision used	(5,557)	-	(133,949)	(139,506)
Increase(decrease) in foreign currency exchange	-	-	-	-
Others	-	48	(33)	15
Total Increase (decreases)	(4,557)	1,868	47,262	44,573
Total provisions, final balance	14,862	28,822	94,335	138,019

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	159

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 20	Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

20.1	Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force, Within this framework, decisions are made in order to maximize the value of the company.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders’ Meeting, which establish a maximum consolidated indebtedness level of 1,5 times the debt to equity ratio. This limit can be exceeded only if the Company’s management has first obtained express approval at an Extraordinary Shareholders’ Meeting.

In addition, capital management must comply with the external capital requirements (or covenants) imposed in its financial obligations, which regulate the indebtedness level to 1,2 times, its strictest level. . Obligations established in the Series H and Series O Bonds, which grant these bondholders the voluntary and individual option to redeem these bonds early at par value. The borrowing ratio is defined in the bond line contracts and legal prospectuses against which the Series H and Series O Bonds were issued, and this ratio will reach 1.21 as a consequence of IFRS 16 becoming effective and being implemented in these financial statements. Therefore the early redemption option for these bondholders will become available. Exercising this option will be subject to the bondholders communicating their choice to the Bondholders' Representative within the periods and in the manner prescribed in the respective issue documents.

In conjunction with the level of indebtedness, it is also important for the Company to maintain a comfortable profile of maturities for its financial obligations, in order to oversee the relation between its short-term financial obligations and the long-term maturities, and the relation they have with the Company’s asset distribution. Consequently, the Company has maintained a liquidity level of 3 times during the last periods.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 20	Disclosures on equity (continued)

20.1	Capital management, continued

The Company’s management controls capital management based on the following ratios:

CAPITAL MANAGEMENT	06/30/2019	12/31/2018	Description (1)	Calculation (1)
Net Financial Debt ThUS$	605,365	471,755	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	2,80	4,32	Current Assets divided by Current Liabilities	Total Current Assets / Total Current Liabilities
Net Debt / Capitalization	0,22	0,18	Net Financial Debt divided by Total Equity	Net financial debt / Total Equity
ROE	16.2%	20.7%	Profit for the year divided by Total Equity	LTM(2) Profit for the year / Equity
Adjusted EBITDA (ThUS$)	332,555	885,652	Adjusted EBITDA	Profit for the year + Depreciation and Amortization Expenses + Finance Costs + Income Tax – Other income and Share of profit of associates and joint ventures + Other expenses – Finance income – Currency differences
EBITDA (ThUS$)	348,321	902,450	EBITDA	Profit for the year + Depreciation and Amortization Expenses + Finance Costs + Income Tax
ROA	15.96%	20.31%	Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties’ investments	(LTM Gross Profit – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity-accounted Investments)
Indebtedness	1.21	1.00	Total Liabilities on Equity	Total Liabilities / Total Equity
Indebtedness without IFRS 16	1.19	1.00	Total Liabilities less IFRS 16 liabilities on Equity	Total Liabilities - IFRS 16 liabililities / Total Equity
			(1) Assumes the absolute value of the accounting records

The Company’s capital requirements change according to variables such as working capital needs, new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments on the basis of the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position.

There have been no changes in the capital management objectives or policy within the years reported in this document, No breaches of external requirements of capital imposed have been recorded.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

20.2	Disclosures on preferred share capital

Issued share capital is divided into 142,819,552 Series "A" shares and 120,376,972 Series “B” shares. All such shares are nominative, have no par value and are fully issued, subscribed and paid.

Series B shares may not exceed 50% of the total issued, subscribed and paid-in shares of the Company and have a limited voting right, in that all of them can only elect one director of the Company, regardless of their equity interest and preferences:

(a)	require the calling of an Ordinary or Extraordinary Shareholders' Meeting when so requested by Series B shareholders representing at least 5% of the issued shares thereof; and

(b)	require the calling of an extraordinary meeting of the board of directors, without the president being able to qualify the need for such a request, when so requested by the director who has been elected by the shareholders of said Series B.

The limitation and preferences of Series B shares have a duration of 50 consecutive and continuous years as of June 3, 1993.

The Series A shares have the preference of being able to exclude the director elected by the Series B shareholders in the voting process in which the president of the board of directors and of the Company must be elected and which follows the one in which the tie that allows such exclusion resulted.

The preference of the Series A shares will have a term of 50 consecutive and continuous years as of June 3, 1993. The form of the titles of the shares, their issuance, exchange, disablement, loss, replacement, assignment and other circumstances thereof shall be governed by the provisions of Law No, 18,046 and its regulations.

At June 30, 2019 and December 31, 2018, the Group does not hold shares of the Parent Company either directly or through its investees.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	162

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 20	Disclosures on equity (continued)

20.2	Disclosures on preferred share capital, continued

Detail of types of capital in preference shares:

Type of capital in preferred shares	06/30/2019		12/31/2018
Description of type of capital in preferred shares	Series A	Series B	Series A	Series B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Par value of shares in ThUS$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	-	-	-	-
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Total number of subscribed shares, total	142,819,552	120,376,972	142,819,552	120,376,972

As of June 30, 2019 and December 31, 2018, the Company has not placed any new issuances of shares on the market.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 20	Disclosures on equity (continued)

20.3	Disclosures on reserves in equity

As of June 30, 2019 and December 31, 2018, this caption comprises the following:

	06/30/2019	12/31/2018
	ThUS$	ThUS$
Reserve for currency exchange conversion	(24,595)	(26,307)
Reserve for cash flow hedges	11,909	7,971
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income	(970)	(1,111)
Reserve for actuarial gains or losses in defined benefit plans	(8,968)	(6,884)
Other reserves	14,277	11,332
Total other reserves	(8,347)	(14,999)

Reserves for foreign currency translation differences

This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is that of each company’s origin country and the presentation currency is the US dollar.

Reserve for cash flow hedges

The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos, Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

Reserve for gains and losses from financial assets measured at fair value through other comprehensive income

This caption includes investments in shares where the Company has no significant influence and these have accordingly been measured at fair value through equity. In the event that such equity instruments are fully or partially disposed of, the proportional accumulated effect of accumulated fair value will be transferred to profit or loss.

Reserve for actuarial gains or losses in defined benefit plans

For domestic subsidiaries the effects of changes in assumptions are considered, mainly changes in the discount rate.

The subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of staff severance indemnities using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 4% interest rate for 2019.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	164

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 20	Disclosures on equity (continued)

20.3	Disclosures on reserves in equity, continued

Movements in other reserves and changes in interest were as follows:

	Foreign currency translation difference	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
Movements	Before taxes	Before taxes	Tax	Before taxes	Deferred taxes	Before taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of 1/1/2018	(24,913)	2,248	-	(6,847)	894	4,787	(1,850)	11,332	(13,393)	(956)	(14,349)

Increase (decrease) in reserves	(1,394)	5,723	-	(1,329)		(5,546)	-	-	(2,546)	-	(2,546)
Deferred taxes	-	-	-	-	398	-	1,498	-	-	1,896	1,896
Reclassification of loss in reserves	-	-	-	-	-	-	-	-	-	-	-

Closing balance as of 12/31/2018	(26,307)	7,971	-	(8,176)	1,292	(759)	(352)	11,332	(15,939)	940	(14,999)

Increase (decrease) in reserves	1,712	3,938	-	(2,861)	-	194	-	2,945	5,928	-	5,928
Deferred taxes	-	-	-	-	777	-	(53)	-	-	724	724
Reclassification of loss in reserves	-	-	-	-	-	-	-	-	-	-	-

Closing balance as of 06/30/2019	(24,595)	11,909	-	(11,037)	2,069	(565)	(405)	14,277	(10,011)	1,664	(8,347)

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 20	Disclosures on equity (continued)

20.3	Disclosures on reserves in equity, continued

Other reserves

This caption corresponds to the legal reserves reported in the individual financial statements of the subsidiaries that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

(*) In the case of SQM Iberian S.A., the balance corresponds to the results obtained in the previous financial year which are presented as forming part of other reserves because of local regulations.

	06/30/2019	12/31/2018
Subsidiary - Associate	ThUS$	ThUS$
SQM Iberian S.A. (*)	12,451	9,464
SQM Europe NV	1,957	1,957
Soquimich European holding B.V.	828	828
Abu Dhabi Fertilizer Industries WWL	455	455
Doktor Tarsa Tarim Sanayi AS	305	305
Kore Potash PLC	(42)	-
Total	15,954	13,009

Corresponds to the acquisition of the subsidiary SQM Iberian S.A., which was already under Company ownership at the acquisition date (IAS 27 R).	(1,677)	(1,677)

Total Other reserves	14,277	11,332

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 20	Disclosures on equity (continued)

20.4	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated profit for the year ended as of December 31, unless and except to the extent it has a deficit in retained earnings (losses not absorbed in prior years).

Dividend policy for commercial year 2019.

The Company has defined the following dividend policy:

a)	Distribute and pay, as a final dividend (final dividend) and in favor of the respective shareholders, a percentage of the net income that shall be determined per the following financial parameters:

(I)	100% of the profit for 2019 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.8 times.

(II)	80% of the profit for 2019 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.0 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.9 times.

(III)	60% of the profit for 2019 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 1.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 1.0 times.

If none of the foregoing financial parameters are met, the Company shall distribute and pay, as a final dividend, and in favor of the respective shareholders, 50% of the 2019 net income.

b)	Distribute and pay, if possible and during 2019, three interim dividends (interim dividends) that will be charged against the aforementioned final dividend. These interim dividends shall likely be paid during the month following the approval of the March, June, and September 2019 interim financial statements, respectively, Its amounts shall be calculated as follows:

(i)	For the interim dividends that will be charged to the accumulated net income reflected in the March 2019 interim financial statements, the percentage distributed shall be determined per the financial parameters expressed in letter a) above.

(ii)	For the interim dividends that will be charged to the accumulated net income reflected in the June 2019 interim financial statements, the percentage distributed shall be determined per the financial parameters expressed in letter a) above, discounting the total amount of interim dividends previously distributed during 2019.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 20	Disclosures on equity (continued)

20.4	Dividend policies, continued

(iii)	For the interim dividends that will be charged to the accumulated net income reflected in the September 2019 interim financial statements, the percentage distributed shall be determined per the financial parameters expressed in letter a) above, discounting the total amount of interim dividends previously distributed during 2019.

c)	The amount of the interim dividends mentioned above may vary, pursuant to the information available to the Board of Directors on the date on which it agrees to the distribution of said dividends given that the dividend will not materially or negatively affect SQM’s capacity to impact its investments, fulfill its liabilities, or in general, comply with the investment and finance policy approved at the ordinary shareholders’ meeting.

d)	At the ordinary shareholders meeting that will be held in 2020, the Board of Directors shall propose a final dividend pursuant to the financial parameters expressed in letter a) above, discounting the total amount of the interim dividends previously distributed during 2019.

e)	If there is an excess of net income in 2019, this may be retained and assigned or allocated for financing its own operations, to one or more investment projects of the Company, notwithstanding a future distribution of special dividends (special dividends) charged to the accumulated net income previously approved at the shareholders’ meeting, or the possible and future capitalization of all or part of the latter.

f)	The payment of additional dividends (additional dividends) is not considered.

The dividend policy described above corresponds to the intention of the Board of Directors, and the compliance of it shall depend on the net income that the Company ultimately obtains, as well as the results of periodic projections that could impact the Company, or to the existence of determined conditions that may affect it, as applicable. If the dividend policy exposed by the Board of Directors suffers a substantial change, the Company must communicate it as an essential fact.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 20	Disclosures on equity (continued)

20.5	Interim and provisional dividends

The ordinary shareholders’ meeting held on April 25, 2019, agreed to distribute and pay 100% of the distributable net profit obtained by the Company during the 2018 fiscal year, as dividend. Consequently, in May 2019, the Company paid a definitive dividend of 1.67111 US dollars per share as distributable net profit obtained during the 2018 fiscal year. An amount of 1.25837 US dollars per share was subtracted from this amount, as it had already been paid as interim dividend in 2018.

On May 22, 2019, the Board agreed to pay an interim dividend equivalent to US$ 0.30598 per share, charged to the Company's net income for 2019. This amount was paid in Chilean pesos at the official exchange rate to the Dollar published in the Official Gazette on May 29, 2019

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 20	Disclosures on equity (continued)

20.5	Interim and provisional dividends, continued

Dividends discounted from equity from January to June 2019 and January to December 2018 were the following:

	06/30/2019	12/31/2018
	ThUS$	ThUS$
Non-controlling interest	4,557	9,733
Ajay SQM Chile S.A. Dividends	441	823
Soquimich Comercial S.A. Potential Dividend	3,936	7,872
Soquimich Comercial S.A. Payable Dividend	180	1,038

Owners of the Parent	150,724	539,830
Interim dividend	80,532	331,199
Potential dividend	-	100,000
Dividends payable	70,192	108,631

Dividends discounted from equity for the period	155,281	549,563

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 21	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Basic earnings per share	06/30/2019 ThUS$	12/31/2018 ThUS$
Earnings (losses) attributable to owners of the parent	150,724	247,697

	06/30/2019 Units	12/31/2018 Units
Number of common shares in circulation	263,196,524	263,196,524

	06/30/2019	12/31/2018
Basic earnings per share (US$ per share)	0.5727	0.9411

The Company has not made any operations with a potential dilutive effect that assumes diluted earnings per share are different from the basic earnings per share.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 22	Contingencies and restrictions

In accordance with note 19,1, the Company has only registered a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company, The Company is party to the following lawsuits and other relevant legal actions:

22.1	Lawsuits and other relevant events

(a)	Plaintiff	:	Nancy Erika Urra Muñoz
	Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and the Company and their Insurers
	Date	:	December 2008
	Court	:	1st Civil Court of Santiago
	Reason	:	Labor Accident
	Status	:	Judgment favorable for the Company, Dated March 11, 2016, Appeal filed by the plaintiff which has not been pronounced on, Awaiting notification of the sentence, case filed on December 28, 2016.
	Nominal value	:	~ThUS$ 550

(b)	Plaintiff	:	City of Pomona California, USA
	Defendants	:	SQM North America Corporation (“SQM NA”)
	Date	:	December 2010
	Court	:	United States District Court Central District of California
	Reason	:	Payment of expenses and other amounts related to the treatment of groundwater to allow for its consumption by removing the existing perchlorate in such groundwater that allegedly comes from Chilean fertilizers
	Status	:	On May 17, 2018, district judge Gary Klausner sentenced in favor of SQM NA following the verdict of the jury, On September 14, 2018, the plaintiff filed a motion to appeal, which is pending resolution
	Nominal value	:	~ ThUS$ 32,000

(c)	Plaintiff	:	City of Lindsay, California, USA
	Defendants	:	SQM NA and the Company (still not noticed)
	Date	:	December 2010
	Court	:	United States District Court Eastern District of California
	Reason	:	Payment of expenses and other amounts related to the treatment of groundwater to allow for its consumption by removing the existing perchlorate in such groundwater that allegedly comes from Chilean fertilizers
	Status	:	Filing of the case, processing suspended.
	Nominal value	:	Not possible to determine.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 22	Contingencies and restrictions (continued)

22.1	Lawsuits and other relevant events, continued

(d)	Plaintiff	:	H&V Van Mele N.V.
	Defendants	:	NV Euroports, SQM Europe N.V. y and its insurance companies
	Date	:	July 2013
	Court	:	Commercial Court of Dendermonde
	Reason	:	Alleged indirect responsibility for the absence of adequate specifications for the SOP–WS by the Belgian distributor
	Status	:	Sentencing against NV Euroports and subsidy SQM Europe N.V., for EUR 206,675,91, Appeal presented in November 2017
	Nominal value	:	~ ThUS$ 430

(e)	Plaintiff	:	Carlos Aravena Carrizo et al.
	Defendants	:	SQM Nitratos S.A. (“SQM Nitratos”) and its insurers
	Date	:	May 2014
	Court	:	18th Civil Court Santiago
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort as a result of an explosion that occurred during 2010 near Baquedano, causing the death of 6 employees
	Status	:	On May 7, 2019 2019 The 18th Civil Court of Santiago rejected the lawsuit. The case is before the Santiago Court of Appeals, which will hear the plaintiffs' appeal
	Nominal value	:	~ ThUS$ 1,235

(f)	Plaintiff	:	Evt Consulting SpA
	Defendants	:	SQM Nitratos
	Date	:	October 2014
	Court	:	23th Civil Court of Santiago
	Reason	:	Lawsuit seeking compensation for damages related to the termination of the purchase and sale agreement for metallic structures
	Status	:	On November 13, 2017, the Santiago Appeals Court sentenced SQM Nitratos S.A. to pay US$304,620, Cassation in form and substance presented before the Supreme Court in December 2017
	Nominal value	:	~ ThUS$ 835

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 22	Contingencies and restrictions (continued)

22.1	Lawsuits and other relevant events, continued

(g)	Plaintiff	:	SQM Salar S.A. (“SQM Salar”) and the Company
	Defendants	:	Seguros Generales Suramericana S.A. (formerly - RSA Seguros Chile S.A.)
	Date	:	29 de agosto de 2016.
	Court	:	Arbitration award in accordance with the arbitration rules established by the Center for Arbitration and Mediation of the Santiago Chamber of Commerce (“CAM”)
	Reason	:	Complaint for forced compliance and collection of indemnification for insurance claim of February 7 and 8, 2013
	Status	:	Evidence stage
	Nominal value	:	~ ThUS$ 20,658

(h)	Plaintiff	:	Tyne and Wear Pension Fund representado por el Council of the Borough of South Tyneside acting as Lead Plaintiff
	Defendants	:	The Company
	Date	:	January 2016
	Court	:	United States District Court – Southern District of New York
	Reason	:	Alleged damage to ADS holders of the Company resulting from alleged non compliance with the securities regulations in the United States by the Company
	Status	:	Initial stage of disclosure of background information
	Nominal value	:	Not determined

(i)	Plaintiff	:	Ernesto Saldaña González et al
	Defendants	:	SQM Salar S.A., SQM Industrial S.A. (“SQM Industrial”) and their insurance companies
	Date	:	May 2016
	Court	:	13th Civil Court of Santiago
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort law arising from the accident that occurred in July 2014 in the María Elena location
	Status	:	On March 6, 2019, a ruling in first instance was passed, dismissing the claim. The case is currently before the Santiago Court of Appeals, which will hear the plaintiffs' appeal.
	Nominal value	:	~ ThUS$ 515

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 22	Contingencies and restrictions (continued)

22.1	Lawsuits and other relevant events, continued

(j)	Plaintiff	:	The Company
	Defendants	:	AES Gener S.A and Empresa Eléctrica Cochrane SpA (“Cochrane”)
	Date	:	May 11, 2017
	Court	:	Arbitration award in accordance with the arbitration rules established by the Center for Arbitration and Mediation of the Santiago Chamber of Commerce (“CAM”)
	Reason	:	Request for the interpretation of an electricity supply agreement alleging the right by the plaintiff to receive a collection in conformity with such agreement
	Status	:	Probationary stage
	Nominal value	:	Not determined

(k)	Plaintiff	:	AES Gener S.A. and Empresa Eléctrica Cochrane SpA (“Cochrane”)
	Defendants	:	The Company
	Date	:	May, 2017
	Court	:	Arbitration award in accordance with the arbitration rules established by the Center for Arbitration and Mediation of the Santiago Chamber of Commerce (“CAM”)
	Reason	:	Dispute over an alleged charge that the plaintiffs would be entitled to in relation to the electricity supply contract between the parties.
	Status	:	Probationary stage
	Nominal value	:	Not determined

(l)	Plaintiff	:	Transportes Buen Destino S.A.
	Defendants	:	SQM Salar.
	Date	:	Januar 24, 2018
	Court	:	Arbitration award in accordance with the arbitration rules established by the Center for Arbitration and Mediation of the Santiago Chamber of Commerce (“CAM”)
	Reason	:	Discrepancies generated in the implementation of the following contracts entered into between TBD and SQM Salar: (i) lithium brine transportation; and (ii) salt transportation
	Status	:	A reconciliation hearing was held on July 24, 2019, but without reaching an agreement. Pending evidentiary stage.
	Nominal value	:	~ ThUS 3,019

(m)	Plaintiff	:	Acosta Tapia, Eloisa del Tránsito and others as successors and assigns of Araya Castillo, Raimundo del Rosario
	Defendants	:	SQM Salar
	Date	:	January 19, 2018
	Court	:	2nd Labor Court of Santiago
	Reason	:	Lawsuit for damages for pain and suffering as a result of occupational illness
	Status	:	On October 22, the final ruling was issued, wherein the claim was denied. On August 16, 2019, the plaintiff withdrew the invalidity appeal.
	Nominal value	:	~ Th$US 472

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 22	Contingencies and restrictions (continued)

22.1	Lawsuits and other relevant events, continued

(n)	Plaintiff	:	Comunidad Indígena Atacameña de Peine
	Defendants	:	SMA. SQM Salar has intervened as an independent third party.
	Date	:	January 20, 2019|
	Court	:	1st Environmental Court of Santiago
	Reason	:	Declare the SMA's decision illegal, which approved the PdC submitted by SQM Salar.
	Status	:	On June 7, 2019, the judge giving sentence was appointed. The case is awaiting ruling at the First Environmental Court
	Nominal value	:	Not determined

(o)	Plaintiff	:	The Society
	Defendants	:	SMA
	Date	:	July 10, 2017
	Court	:	Second Environmental Court of Santiago
	Reason	:	Declare the SMA's decision illegal, which rejected the PdC submitted by the Company.
	Status	:	The court upheld the claim, so the interested third parties and the SMA filed their respective appeals in form and substance. The case is currently awaiting ruling.
	Nominal value	:	Not determined

(p)	Plaintiff	:	Quillagua Aymara Indigenous Community
	Defendants	:	SMA
	Date	:	March 22, 2019
	Court	:	First Environmental Court of Santiago
	Reason	:	Declare the SMA's decision illegal, which approved the PdC submitted by the Company
	Status	:	The Court suspended the case until the Supreme Court pronounces on the appeal filed against the sentence of the Second Environmental Court that declared the resolution illegal that rejected the compliance program submitted by the Company
	Nominal value	:	Not determined

(q)	Plaintiff	:	Congresspersons Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya, Camila Ruslay Rojas Valderrama et al.
	Defendants	:	CORFO, The entity has intervened as an independent third party
	Date	:	September 6,2018
	Court	:	Special Magistrate, Mr, Alejandro Madrid Crohare
	Reason	:	To render null and void the contract for the Salar de Atacama Project signed between CORFO and SQM Salar.
	Status	:	Discussion stage
	Nominal value	:	Not determined

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 22	Contingencies and restrictions (continued)

22.1	Lawsuits and other relevant events, continued

(r)	Plaintiff	:	Danilo Andrés Araya Rojas et al.
	Defendants	:	FPC Ingeniería y Construcción SpA,SQM S.A. and its insurers
	Date	:	May, 2019
	Court	:	19° Civil Court of Santiago
	Reason	:	Claim seeking compensation for damages, for extracontractual liability resulting from the traffic accident occurring on March 5, 2018 on Route 5, kilometer 1713, near Pozo Almonte, involving an overturned pick-up truck owned by FPC resulting in the death of its two occupants, both employees of FPC, one of which was father of the four claimants. At the time the accident occurred, the employees were heading towards their homes on the SQM site in Nueva Victoria (traffic accident). The four children of one of the deceased employees are the claimants in this case, compensation for moral damages
	Status	:	Discussion stage
	Nominal value	:	~ ThUS$ 1,194.

(s)	Plaintiff	:	Servicios Logísticos Integrales Inversol SpA
	Defendants	:	SQM Salar
	Date	:	June 24, 2019.
	Court	:	Arbitration in accordance with the rules established by the Center for Arbitration and Mediation (CAM).
	Reason	:	Controversies originating in the implementation of the salt transportation contract
	Status	:	Discussion stage
	Nominal value	:	~ ThUS$ 7,029

(t)	Plaintiff	:	Fennix Industrial SpA
	Defendants	:	SQM Salar
	Date	:	April 17, 2019.
	Court	:	First Civil Court of Concepción.
	Reason	:	Disputes arising from the execution of civil works and electromechanical assembly contracts.
	Status	:	Discussion stage. Appeals are pending before the Concepción Court of Appeals in respect of decisions denying incidental proceedings regarding the court’s lack of jurisdiction. Pending ruling on motion to dismiss based on lack of jurisdiction.
	Nominal value	:	~ ThUS$ 770,290

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 22	Contingencies and restrictions (continued)

22.1	Lawsuits and other relevant events, continued

The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the arbitration or ordinary courts of justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S,A, has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately US$1,2 million.

The Company has made efforts and continues making efforts to obtain payment of certain amounts that are still owed to the Company due to its activities, Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

The Company and its subsidiaries have received no legal notice on lawsuits other than those indicated above, which exceed US$0,2 million.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 22	Contingencies and restrictions (continued)

22.2	Restrictions to management or financial limits

Contracts that subscribed the issuance of bonuses in the local and international market require the Company to comply with the following level of consolidated financial indicators, calculated for the last 12 month period:

Maintain a borrowing ratio less than 1.4 for the Series H bond and 1.44 for the Series O bond. Furthermore, both bonds establish that if the borrowing ratio exceeds 1.2, the bondholders can voluntarily and individually choose to redeem these bonds early at par value. The borrowing ratio is defined in the bond line contracts and legal prospectuses against which the Series H and Series O Bonds were issued, and this ratio will reach 1.21 as a consequence of IFRS 16 becoming effective and being implemented in these financial statements. Therefore the early redemption option for these bondholders will become available, in accordance with these documents. Exercising this option will be subject to the bondholders communicating their choice to the Bondholders' Representative within the periods and in the manner prescribed in the respective issue documents. The borrowing ratio is defined as Total Liabilities divided by Total Equity.

As of June 30, 2019, the above mentioned financial indicator has the following values:

Indicator	06/30/2019	12/31/2018
Leverage	1.21	1.00

Bond issue agreements issued abroad require the Company to neither merge nor dispose of the whole or a substantial part of its assets, unless all the following conditions are met: (i) the legal successor company is an entity subject to either Chilean or United States law, and assumes SQM S.A.’s obligations under a complimentary contract, (ii) the Issuer does not fail to comply immediately after the merger or disposal, and (iii) the Issuer delivers a legal opinion stating that the merger or disposal and the complimentary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclosing financial information on quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all the aforementioned limitations, restrictions and obligations, , except that as of June 30, 2019 and as a result of implementing IFRS 16, the borrowing ratio limit was exceeded and the obligations subject to this limit were presented as short term, see Note 14.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 22	Contingencies and restrictions (continued)

22.3	Environmental contingencies

On June 6, 2016, the “SMA” filed charges against the Company with respect to the Pampa Hermosa project for possible noncompliance with RCA 890/2010.

This relates to charges related to certain variables of the follow-up plan and the implementation of a mitigation measure included in the respective environmental impact assessment. The Company has presented for the approval of SMA a compliance program detailing the actions and commitments it will carry out to address the SMA's objections.

On June 29, 2017, the SMA rejected the compliance program presented by the Company, On July 10, 2017, the Company presented its rebuttals to the charges made by the SMA, On August 21, 2018, the Second Environmental Court accepted the Company’s claim, ordering the SMA to take the procedure back to the stage prior to their resolution rejecting the compliance program presented by the Company.

The SMA approved SQM’s proposed compliance program in its resolution dated January 26, 2019, and this program is currently being executed. On March 22, 2019, the indigenous communities of Quillagua and Huatacondo filed a complaint against the resolution that approved the compliance program before the First Environmental Court of Antofagasta (R-21-2019). This process was suspended on May 16, 2019.

The SMA issued a resolution dated November 28, 2016, rectified by a resolution dated December 23, 2016, which filed charges against SQM Salar for brine extraction in excess of authorized amounts, progressive impairment of the vitality of carob trees, providing incomplete information, amending variables, and other charges.

SQM Salar S.A. presented a compliance program that described the measures that will be implemented to overcome the objections identified by the SMA. This program was accepted by the SMA in a resolution dated January 7, 2019, which consequently suspended the process. The compliance program is currently underway, which includes temporary restrictions on brine extraction that end in June 2020.

On January 30, January 31 and February 1, 2019, three claims against the approved compliance program were filed with the Antofagasta Environmental Court (Roles R-17-2019, R-18-2019 and R-19-2019, cumulative). This process is awaiting sentence.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 22	Contingencies and restrictions (continued)

22.3	Environmental contingencies, continued

On August 26, 2016, SQM Salar filed a tax claim before the Third Tax and Customs Court of the Metropolitan Region against settlements 169, 170, 171 and 172, which extend the application of specific mining tax to lithium exploitation. The disputed amount is approximately US$17.8 million. On November 28, 2018, the Third Tax and Customs Court rejected the claim, and the case was transferred to the Santiago Court of Appeals, following an appeal filed by SQM Salar.

On March 24, 2017, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region a tax claim against tax assessment No, 207 of 2016 and ruling No. 156 of 2016, both issued by the Chilean IRS, which seek to expand application of the specific tax on mining activities to include lithium exploitation for tax years 2015 and 2016. The amount involved is approximately US$14,4 million, On November 28, 2018, the Third Tax and Customs Court accepted SQM Salar’s claim for US$7,0 million corresponding to the overcharge made by the SII and rejected the remainder of the claim, The case is in the Santiago Court of Appeals, based on the appeal filed by SQM Salar.

These amounts are classified as taxes for current assets, non-current, as of December 31, 2018 and the same as of June 30, 2019.

The amount in dispute is US$ 32.2 million, and approximately US$ 25.2 million of this sum is the potential specific mining tax associated with lithium, whereas US$ 7.0 million is an excess charge by the SII.

The SII has not settled differences with respect to specific mining taxes for 2016, 2017, 2018 and the current business year. As of the date of these financial statements, the Company has not made provisions for these potential differences.

If the Chilean IRS uses criteria similar to that used in previous years, it may issue an assessment in the future for the 2016, 2017 and 2018 financial years, It is reasonable to expect that should these assessments for the period 2016 through the first quarter of 2019 be issued, the value would be approximately US$65 million (without considering potential interest and fines).

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 22	Contingencies and restrictions (continued)

22.4	Contingencies regarding the Changes to the Contracts with Corfo:

On September 6, 2018, representatives Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya and Camila Ruslay Rojas Valderrama and the Poder Ciudadano political party filed an annulment suit against Corfo, which requested that the Contract for the Salar de Atacama Project between Corfo and the Companies be annulled.The Companies have taken part of the process as interested third parties.

In the event that the annulment claim is approved for the Salar de Atacama Project Contract, SQM Salar may be prevented from exploit the mining claims in the Salar de Atacama that it has leased from Corfo.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 22	Contingencies and restrictions (continued)

22.5	Contingencies related to the Class Action lawsuit

Since October 2015, a consolidated class action lawsuit has been pending against the Company before the District Court for the Southern District of New York of the United States. The consolidated lawsuit alleges that certain statements made by the Company between June 30, 2010, and June 18, 2015, mainly in documents filed with the SEC and in Company press releases, were materially false and this constitutes a violation of Section 10 (b) of the Securities Exchange Act of 1934 (“Exchange Act” of 1934) and of the correlative Standard 10b-5. Specifically, the consolidated lawsuit challenges certain statements issued by the Company associated with its compliance with or implementation of the laws and regulations that regulate it, the effectiveness of its internal controls, the adoption of a code of ethics consistent with SEC requirements, of its income or revenue and taxes paid, and of the applicable accounting standards. The primary plaintiff seeks compensation for the class in an as yet undetermined amount for economic losses occurring as a result of the questioned statements. On January 10, 2018, the primary plaintiff filed a motion to certify a class composed of all people or entities who purchased ADSs in the Company between June 30, 2010, and March 18, 2015, and this motion is still pending with the court.

Although the Company expects to actively and decisively defend its position, the outcome of this litigation cannot be predicted

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 22	Contingencies and restrictions (continued)

22.6	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with the provisions established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total amount owed to its members and medical providers, Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda on a daily basis, As of March 31, 2019, the guarantee amounts to ThUS$551.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 22	Contingencies and restrictions (continued)

22.8	Securities obtained from third parties

The main security received (exceeding ThUS$100) from third parties to guarantee Soquimich Comercial S,A, their compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$9,761 and ThUS$9,423 on June 30, 2019 and December 31, 2018 respectively; which is detailed as follows:

Grantor	Relationship	06/30/2019	12/31/2018
		ThUS$	ThUS$
Ferosor Agrícola S.A.	Unrelated Third party	3,677	3,598
Tattersall Agroinsumos S.A.	Unrelated Third party	2,000	2,000
Contador Frutos S.A.	Unrelated Third party	1,641	1,587
Covepa SPA	Unrelated Third party	737	720
Johannes Epple Davanzo	Unrelated Third party	328	321
Hortofrutícola La Serena	Unrelated Third party	304	294
Com. Serv Johannes Epple Davanz	Unrelated Third party	294	-
Juan Luis Gaete Chesta	Unrelated Third party	199	195
Arena Fertilizantes y Semillas	Unrelated Third party	221	216
Vicente Oyarce Castro	Unrelated Third party	230	222
Soc, Agrocom, Julio Polanco	Unrelated Third party	-	144
Bernardo Guzmán Schmidt	Unrelated Third party	130	126
Total		9,761	9,423

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 22	Contingencies and restrictions (continued)

22.9	Indirect guarantees

Guarantees without pending balance indirectly reflect that the respective guarantees are in force and approved by the Company’s Board of Directors, and have not been used by the respective subsidiary.

	Debtor			Balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	Type of guarantee	06/30/2019 ThUS$	12/31/2018 ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Guarantee	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Guarantee	-	-
Generale Bank	SQM North America Corp	Subsidiary	Guarantee	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Guarantee	-	-
Kredietbank	SQM North America Corp	Subsidiary	Guarantee	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Guarantee	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Guarantee	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Guarantee	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Guarantee	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Guarantee	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Guarantee	-	-
“BNP”	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Guarantee	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Guarantee	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Credit Suisse International	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
HSBC	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Deutsche Bank AG	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 23	Lawsuits and complaints

Investigation	by the Department of Justice and the Securities Exchange Commission and Agreements

On January 13, 2017On January 13, 2017, the Company signed agreements with the DOJ and the SEC relating to their investigations into Company payments to suppliers and organizations that may have had links with politically exposed persons during the period from 2008 to 2015. As a result the Company conducted its own internal investigation through an ad-hoc Board committee. The Company’s securities are traded in the USA, so the Company is subject to US law. The Company has voluntarily submitted the results of its internal investigation and supporting documents to the DOJ, the SEC and the relevant Chilean authorities.

In accordance with the terms of the Deferred Prosecution Agreement (the “DPA”) with the DOJ, the Company has accepted that the DOJ formulates (i) a charge for infractions for the lack of implementation of effective internal accounting systems and internal accounting controls and (ii) a charge for infractions for failure to adequately maintain books, records and accounting sections in relation to the events investigated, Under the DPA, the DOJ has agreed not to pursue such charges against the Company for a period of 3 years and release the Company from liability after such period, inasmuch as within that period the Company complies with the terms of the DPA, These include payment of a fine of US$15,487,500 and acceptance of an external monitor for a period of 24 months that will assess the Company’s compliance program, and continue to report on the Company independently for an additional year.

In relation to the agreement with the SEC, the Company has agreed to (i) pay a fine of 15 million dollars and (ii) maintain the Monitor for the aforementioned period.

The SEC has issued a Cease and Desist Order that does not identify other breaches of United States regulations.

The aforementioned amounts, approximately US$30,5 million, were reflected in the Company’s profit and loss during the fourth quarter of 2016 in the “Other Expenses by function” line.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 24 Sanction proceedings

On April 03, 2018, the National Directorate of the “Dirección Nacional del Servicio Nacional de Geología y Minería” (National Geology and Mining Service) filed charges against SQM Industrial for the alleged violation of Article 40 letter c) of Law No. 20,551 that regulates the closure of mining works and facilities for Pampa Blanca, located in the district of Sierra Gorda, On April 26, 2018, SQM Industrial gave its deposition. By Resolution No.1,451 SERNAGEOMIN imposed a fine of 35 UTM on SQM Industrial through its Resolution 1,451 dated May 30, 2019. This resolution is now final.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 25	Environment

25.1	Disclosures of disbursements related to the environment

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007, the city of Tocopilla was declared a zone saturated with MP10 Particles mainly due to the emissions from the electric power plants that operate in that city. In October 2010, the Decontamination Plan for Tocopilla was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port, These measures have been timely implemented since 2007.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 25	Environment (continued)

25.1	Disclosures of disbursements related to the environment, continued

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Follow-up on relevant variables defined for each project enables the Company to verify the status, for example, of vegetation, flora, fauna and aquatic life in the ecosystems to protect. Follow-up plans are supported by a broad control network that includes monitoring points such as meteorological stations and wells, satellite images, plots for recording the status of vegetation and fauna, etc. The activities comprised in these plans are reported regularly to authorities based on the Company’s commitments made through resolutions that approve different SQM projects.

The Company maintains environmental monitoring across the systems where it operates, which is supported by numerous studies that integrate diverse scientific efforts from prestigious research centers on a national and international level, such as the Spanish National Research Council (CSIC) and the Universidad Católica del Norte.

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena and the Nueva Victoria plant. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development.

In order to do so, it acts both individually and in conjunction with private and public entities.

25.2	Detail of information on disbursements related to the environment

The cumulative disbursements which the Company had incurred as of June 30, 2019 for the concept of investments in production processes, verification and control of compliance with ordinances and laws related to industrial processes and facilities amounted to ThUS$8,081 and are detailed as follows:

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	190

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 06/30/2019

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	Not classified	4,339	06/30/2019
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	Not classified	3	06/30/2019
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Assets	Not classified	13	06/30/2019
SQM S.A.	01-I018700 - Penalization Process for Salar de Llamara	Environmental processing	Assets	Not classified	339	06/30/2019
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	Not classified	399	06/30/2019
SQM S.A	01-I017400 - Value Added Paints and Deposits	Sustainability: Environment and Risk Prevention	Expense	Not classified	2	06/30/2019
SQM S.A	01-I028200 - EIA Llamara and PAT	Environmental processing	Expense	Not classified	55	06/30/2019
SQM S.A	01-I028300 Implementation of PDC 2019	Sustainability: Environment and Risk Prevention	Expense	Not classified	229	06/30/2019
SQM Industrial S.A.	04-I025000 - Re-drilling of Well 2PL-2 and Maintenance of Access Road to Wells	Sustainability: Environment and Risk Prevention	Expense	Not classified	7	06/30/2019
SQM Industrial S.A.	04-J010200 - NK CS (KNO3-NaNO3 salt production at NPT2 plant)	Sustainability: Environment and Risk Prevention	Assets	Not classified	101	06/30/2019
SQM Industrial S.A.	04-I017700 - Basic engineering and Environmental Impact Assessment for TEA industrial area and seawater impulsion N.V	Sustainability: Environment and Risk Prevention	Assets	Not classified	114	06/30/2019
SQM Industrial S.A.	04-J010700 - Recovery Water Intake from Rivers	Sustainability: Environment and Risk Prevention	Assets	Not classified	119	06/30/2019
SQM Industrial S.A.	04-J012200 - Environmental Impact Statement and Regularization of CS Ponds	Environmental processing	Assets	Not classified	43	06/30/2019
SQM Industrial S.A.	04-M002000 - Recovery of Potable Water at María Elena	Sustainability: Environment and Risk Prevention	Assets	Not classified	146	06/30/2019
SQM Industrial S.A.	04-J013500 - Handling of Equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	Not classified	251	06/30/2019
SQM Industrial S.A.	04-J007000 Environmental impact statement	Environmental processing	Expens	Not classified	7	06/30/2019

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	191

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 06/30/2019

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
SQM Industrial S.A.	04-J015200 - Implement Economizers	Sustainability: Environment and Risk Prevention	Assets	Not classified	55	06/30/2019
SQM Industrial S.A.	04-J015700 – Update closure plans	Sustainability: Environment and Risk Prevention	Expense	Not classified	37	06/30/2019
SQM Industrial S.A.	04-J017200 – Guarantee availability S	Sustainability: Environment and Risk Prevention	Assets	Not classified	105	06/30/2019
SQM Salar S.A.	19-L012100 – Upgrade to weather stations	Sustainability: Environment and Risk Prevention	Assets	Not classified	17	06/30/2019
SQM Salar S.A.	19-L014700 – Industrial waste handling	Sustainability: Environment and Risk Prevention	Expense	Not classified	-	06/30/2019
SQM Salar S.A.	19-L015600 - Relocation and New Romana Salar	Sustainability: Environment and Risk Prevention	Assets	Not classified	84	06/30/2019
SQM Salar S.A.	19-L018000 - Upgrade TT illumination	Sustainability: Environment and Risk Prevention	Assets	Not classified	40	06/30/2019
SQM Salar S.A.	19-L018700 - 5th Update of environmental modeling	Environmental processing	Expense	Not classified	10	06/30/2019
SQM Salar S.A.	19-L018800 – UPC Consulting for NW and others	Sustainability: Environment and Risk Prevention	Expense	Not classified	166	06/30/2019
SQM Salar S.A.	19-L020300 - Telemetry boreholes	Sustainability: Environment and Risk Prevention	Assets	Not classified	980	06/30/2019
SIT S.A.	03-T004500 – Belt 5 Extension and Overhaul	Environmental processing	Assets	Not classified	9	06/30/2019
SIT S.A.	03-T006200 - Storage Facilities Yard 6	Sustainability: Environment and Risk Prevention	Assets	Not classified	207	06/30/2019
SIT S.A.	03-T006400 - Equipos Control Polución y Man	Sustainability: Environment and Risk Prevention	Assets	Not classified	70	06/30/2019
SIT S.A.	03-T006100 - Cierre Galpon Cancha 9	Sustainability: Environment and Risk Prevention	Assets	Not classified	134	06/30/2019
				Total	8,081

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	192

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 06/30/2019

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	Not classified	6,036	12/31/2019
SQM S.A.	01-I012200 - Repair or replacement of well	Sustainability: Environment and Risk Prevention	Assets	Not classified	76	12/31/2019
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Assets	Not classified	2	12/31/2019
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	Not classified	342	12/31/2019
SQM S.A.	01-I017400 - Development of Pintados and surrounding area.	Sustainability: Environment and Risk Prevention	Expense	Not classified	114	12/31/2019
SQM S.A.	01-I018700 - Penalization Process for Salar de Llamara	Environmental processing	Assets	Not classified	170	12/31/2019
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	Not classified	1,003	12/31/2019
SQM S.A.	01-I017600 - Regularization of Substances Decree	Environmental processing	Expense	Not classified	479	12/12/2019
SQM S.A.	01-I028200 - EIA Llamara and (PAT)	Environmental processing	Expense	Not classified	955	12/31/2019
SQM S.A.	01-I028300 – Implementation of PDC 2019	Sustainability: Environment and Risk Prevention	Expense	Not classified	1,481	12/31/2019
SQM Industrial S.A.	04-J010200 - NK CS (Production of salts KNO3-NaNO3 at NPT2 plant)	Sustainability: Environment and Risk Prevention	Assets	Not classified	163	12/31/2019
SQM Industrial S.A.	04-I017700 - Basic engineering and Environmental Impact Assessment for TEA industrial area and seawater impulsion N.V	Sustainability: Environment and Risk Prevention	Assets	Not classified	285	12/31/2019
SQM Industrial S.A.	04-J012200 - DIA and upgrade CS boreholes	Environmental processing	Assets	Not classified	144	12/31/2019
SQM Industrial S.A.	04-M002000 - Recovery of Potable Water at María Elena	Sustainability: Environment and Risk Prevention	Assets	Not classified	93	12/31/2019
SQM Industrial S.A.	04-J013500 - Handling of Equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	Not classified	322	12/31/2019
SQM Industrial S.A.	04-I025000 - Re-drilling of Well 2PL-2	Sustainability: Environment and Risk Prevention	Expense	Not classified	135	12/31/2019
SQM Industrial S.A.	04-J015700 – Update closing plans	Sustainability: Environment and Risk Prevention	Expense	Not classified	173	12/31/2019
SQM Industrial S.A.	04-J015800 – Other sector regularizations	Sustainability: Environment and Risk Prevention	Expense	Not classified	250	12/31/2019

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	193

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 06/30/2019, continued

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
SQM Industrial S.A.	04-J017200 - Securing availability of water resources	Sustainability: Environment and Risk Prevention	Assets	Not classified	295	12/31/2019
SQM Industrial S.A.	04-P007000 - Deep borehole support	Sustainability: Environment and Risk Prevention	Assets	Not classified	80	12/31/2019
SQM Salar S.A.	19-L014700 - Industrial waste management	Sustainability: Environment and Risk Prevention	Expense	Not classified	135	12/31/2019
SQM Salar S.A.	19-L018000 - Upgrade to TT lighting	Sustainability: Environment and Risk Prevention	Assets	Not classified	44	12/31/2019
SQM Salar S.A.	19-L018700 - - Fifth environmental model update	Environmental processing	Expense	Not classified	16	12/31/2019
SQM Salar S.A.	19-L018800 - UPC advice for NW and others	Sustainability: Environment and Risk Prevention	Expense	Not classified	142	12/31/2019
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	Not classified	180	12/31/2019
SQM Salar S.A.	19-L019800 - Paleoclimatic study	Sustainability: Environment and Risk Prevention	Expense	Not classified	50	12/31/2019
SQM Salar S.A.	19-L020000 - Improved monitoring network	Sustainability: Environment and Risk Prevention	Assets	Not classified	100	12/31/2019
SIT S.A.	03-T006400 - - Pollution control and management equipment	Sustainability: Environment and Risk Prevention	Assets	Not classified	7	12/31/2019
				Total	13,272

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	194

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 25	Environment (continued)

Accumulated expenses as of 12/31/2018

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	Not classified	9,002	12/31/2018
SQM S.A.	01-I005500 - Standardization of SO2 plants	Environmental processing	Assets	Not classified	27	12/31/2018
SQM S.A.	01-I007300 - Compliance with Iodine Gas Exposure Standard	Environmental processing	Assets	Not classified	59	12/31/2018
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Assets	Not classified	124	12/31/2018
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	Not classified	25	12/31/2018
SQM S.A.	01-I017400 - Development of Pintados and surrounding area.	Sustainability: Environment and Risk Prevention	Expense	Not classified	5	12/31/2018
SQM S.A.	01-I018300 - Cultural Heritage Baseline Environmental Impact Statement (EIS) Mina Oeste N.V.	Environmental processing	Expense	Not classified	117	12/31/2018
SQM S.A.	01-I018700 - Penalization Process for Salar de Llamara	Environmental processing	Expense	Not classified	992	12/31/2018
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	Not classified	1,914	12/31/2018
SQM S.A.	01-I017600 - Regularization of Substances Decree	Environmental processing	Expense	Not classified	121	12/31/2018
SQM Industrial S.A.	04-J007000 - Environmental Impact Statement	Environmental processing	Expense	Not classified	30	12/31/2018
SQM Industrial S.A.	04-J010200 - NK CS (KNO3-NaNO3 salt production at NPT2 plant)	Sustainability: Environment and Risk Prevention	Assets	Not classified	100	12/31/2018
SQM Industrial S.A.	04-I015600 - Recovery of Reject Water from Osmosis Plant, NV Iodine Plant	Sustainability: Environment and Risk Prevention	Assets	Not classified	130	12/31/2018
SQM Industrial S.A.	04-J012200 - Environmental Impact Statement and Regularization of CS Ponds	Tramitación Ambiental	Assets	Not classified	131	12/31/2018
SQM Industrial S.A.	04-M002000 - Recovery of Potable Water at María Elena	Sustainability: Environment and Risk Prevention	Assets	Not classified	161	12/31/2018

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	195

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2018

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
SQM Industrial S.A.	04-I025000 - Re-drilling of Well 2PL-2 and Maintenance of Access Road to Wells	Sustainability: Environment and Risk Prevention	Expense	Not classified	18	12/31/2018
SQM Industrial S.A.	04-P006500 - Installation, electrical wiring	Sustainability: Environment and Risk Prevention	Assets	Not classified	3	12/31/2018
SQM Industrial S.A.	04-I017700 - Basic engineering and Environmental Impact Assessment for TEA industrial area and seawater impulsion N.V	Sustainability: Environment and Risk Prevention	Assets	Not classified	561	12/31/2018
SQM Industrial S.A.	04-J013500 - Handling of Equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	Not classified	127	12/31/2018
SIT S.A.	03-T003400 - 2016 Port maintenance Capex	Sustainability: Environment and Risk Prevention	Assets	Not classified	28	12/31/2018
SIT S.A.	03-T001900 - Storage Warehouse Cover	Sustainability: Environment and Risk Prevention	Assets	Not classified	25	12/31/2018
SIT S.A.	03-T001800 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Assets	Not classified	50	12/31/2018
SIT S.A.	03-T003200 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Assets	Not classified	218	12/31/2018
SIT S.A.	03-T003600 - Improved Port SQM Bulk Storage	Sustainability: Environment and Risk Prevention	Assets	Not classified	33	12/31/2018
SIT S.A.	03-T004200 - Encapsulation and Collectors Yards 8 and 9	Sustainability: Environment and Risk Prevention	Assets	Not classified	795	12/31/2018
SIT S.A.	03-T004500 - Belt 5 Extension and Overhaul	Environmental processing	Assets	Not classified	200	12/31/2018
SIT S.A.	03-T005000 - Ground leveling and paving of warehouse	Sustainability: Environment and Risk Prevention	Assets	Not classified	210	12/31/2018
SIT S.A.	03-T006400 - Pollution Control and Management Equipment	Sustainability: Environment and Risk Prevention	Assets	Not classified	246	12/31/2018
SIT S.A.	03-T006200 - Storage Facilities Yard 6	Sustainability: Environment and Risk Prevention	Assets	Not classified	299	12/31/2018
SIT S.A.	03-T006100 - Closure of Storage Facilities Yard 9	Sustainability: Environment and Risk Prevention	Assets	Not classified	443	12/31/2018

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	196

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2018

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
SQM Salar S.A.	19-L012200 - Installation of flow meters per environmental standard	Sustainability: Environment and Risk Prevention	Assets	Not classified	74	12/31/2018
SQM Salar S.A.	19-L012100 – Renewal of equipment with certification required by RCA	Sustainability: Environment and Risk Prevention	Assets	Not classified	39	12/31/2018
SQM Salar S.A.	19-C003900 - Extension of Carbonate 120,000 TPA Plant	Sustainability: Environment and Risk Prevention	Assets	Not classified	776	12/31/2018
SQM Salar S.A.	19-L014700 - Industrial Waste Management	Sustainability: Environment and Risk Prevention	Expense	Not classified	120	12/31/2018
SQM Salar S.A.	19-L014900 - Sludge Drying Project	Sustainability: Environment and Risk Prevention	Assets	Not classified	180	12/31/2018
SQM Salar S.A.	19-L018400 - EIA, PSA, Hydrogeology and Conservation	Environmental processing	Expense	Not classified	1,824	12/31/2018
SQM Salar S.A.	19-L018700 - 5th Update of environmental modeling	Environmental processing	Expense	Not classified	76	12/31/2018
SQM Nitratos S.A	12-I012700 - Mine Site Workshop Water Recovery Plant	Sustainability: Environment and Risk Prevention	Assets	Not classified	156	12/31/2018
Total					19,439

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	197

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 25	Environment (continued)

Future expenses as of 12/31/2018

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	Not classified	10,204	12/31/2018
SQM S.A.	01-I012200 - Repair or replacement of borehole	Sustainability: Environment and Risk Prevention	Assets	Not classified	76	12/31/2018
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Assets	Not classified	15	12/31/2018
SQM S.A.	01-I007200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	Not classified	90	12/31/2018
SQM S.A.	01-I017400 - Development of Pintados and surrounding area.	Sustainability: Environment and Risk Prevention	Expense	Not classified	116	12/31/2018
SQM S.A.	01-I018700 - Penalization Process for Salar de Llamara	Environmental processing	Expense	Not classified	528	12/31/2018
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	Not classified	536	12/31/2018
SQM S.A.	01-I017600 - Regularización Decreto Sustanc	Environmental processing	Expense	Not classified	485	01/23/2019
SIT S.A.	03-T004200 - Encapsulation and Collectors Yards 8 and 9	Sustainability: Environment and Risk Prevention	Assets	Not classified	321	12/31/2018
SIT S.A.	03-T004500 - Belt 5 Extension and Overhaul	Environmental processing	Assets	Not classified	141	12/31/2018
SIT S.A.	03-T006200 - Warehouses, yard 6	Sustainability: Environment and Risk Prevention	Assets	Not classified	1,147	01/12/2019
SIT S.A.	03-T006400 - Pollution Control Equipment and Maintenance	Sustainability: Environment and Risk Prevention	Assets	Not classified	144	01/13/2019
SIT S.A.	03-T006100 - Warehouses, yard 9	Sustainability: Environment and Risk Prevention	Assets	Not classified	490	01/18/2019
SQM Salar S.A.	19-L012100 – Renewal of equipment with certification required by RCA	Sustainability: Environment and Risk Prevention	Assets	Not classified	13	12/31/2018
SQM Salar S.A.	19-L018000 - Regularize TT lighting	Sustainability: Environment and Risk Prevention	Assets	Not classified	74	01/16/2019
SQM Salar S.A.	19-L018700 - Fifth environmental model update	Environmental processing	Expense	Not classified	27	12/31/2018

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	198

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 25	Environment (continued)

Future expenses as of 12/31/2018, continued

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
SQM Industrial S.A.	04-J010200 - NK CS (KNO3-NaNO3 salt production at NPT2 plant)	Sustainability: Environment and Risk Prevention	Assets	Not classified	3	12/31/2018
SQM Industrial S.A.	04-I017700 - Basic engineering and Environmental Impact Assessment for TEA industrial area and seawater impulsion N.V.	Sustainability: Environment and Risk Prevention	Assets	Not classified	452	12/31/2018
SQM Industrial S.A.	04-J010700 - Recovery Water Intake from Rivers	Sustainability: Environment and Risk Prevention	Assets	Not classified	120	01/01/2019
SQM Industrial S.A.	04-J012200 - Environmental Impact Statement and Regularization of CS Ponds	Environmental processing	Assets	Not classified	187	01/02/2019
SQM Industrial S.A.	04-M002000 - Recovery of Potable Water at María Elena	Sustainability: Environment and Risk Prevention	Assets	Not classified	264	01/06/2019
SQM Industrial S.A.	04-J013500 - Handling of Equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	Not classified	34	01/10/2019
SQM Industrial S.A.	04-J013300 - Increase solid waste management in Dual Plant (Delkor Filter)	Sustainability: Environment and Risk Prevention	Assets	Not classified	68	01/14/2019
SQM Industrial S.A.	04-P006500 - Installation, electrical wiring	Sustainability: Environment and Risk Prevention	Assets	Not classified	104	01/17/2019
SQM Industrial S.A.	04-J015200 - Implementation Economizers	Sustainability: Environment and Risk Prevention	Assets	Not classified	276	01/21/2019
SQM Industrial S.A.	04-I025000 - Re-drilling of Well 2PL-2 and Ma	Sustainability: Environment and Risk Prevention	Expense	Not classified	242	01/24/2019
SQM Industrial S.A.	04-J014200 - Commitments with Environmental Qualification Resolutions	Environmental processing	Expense	Not classified	70	01/25/2019
				Total	16,227

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	199

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 25	Environment (continued)

25.3	Description of each project, indicating whether these are in process or have been finished

SQM S.A.

0138: This project is to increase the height of each SO2 absorber tower (regular and stand-by towers) by 2.5 meters, The towers’ additional height will allow the height of the packing to be increased by 2.5, thereby improving the efficiency of the SO2 absorption. The main activities are: Basic and detailed engineering; supply of the bodies of the absorber towers (frp), liquid distributors, tower brine pump pad, tri-pack packing type, polyethylene pipes and fitting; gas measurement service; metallic structure manufacturing and installation services; and project start-up.

I0172: The commitments of the Pampa Hermosa project for the Salar de Llamara include the Tamarugos Environmental Management Plan (PMAT), which contemplates an Environmental Education Program that includes the design, construction and start-up of an Environmental Education Center (CEDAM) at Puquios de Llamara. Conceptual design, detailed design, construction and start-up are necessary for the CEDAM, which will be subject to approval by the authorities so its duration and costs are subject to the approval of third parties.

I0174: The commitments within the Pampa Hermosa project include implementing "Value Added" at the former Pintados station. The "Value Added" proposal was submitted to the authority and once approved, it should be implemented (parking, path, shade and information panels). The commitments within the "Zona de Mina Nueva Victoria" and "Pampa Hermosa" projects include implementing a storage facility in Humberstone to store archaeological material recovered as a result of the archaeological compensation measures included in these projects. The Humberstone storage facility requires a proposal and subsequent implementation, which is subject to approval by the authority. Therefore, its duration and cost is subject to such third-party approvals.

I0187: The project involves the implementation of measures that were committed to during the penalty process, including urgent and transitory measures. Actions to be implemented include monthly biotic monitoring, quarterly landscape monitoring, metagenomic analysis, study accrediting the nonexistence of environmental effects in puquios (aquatic biota) and study accrediting the implementation of adequate water quality control of water injected into the system, both accredited by a center for excellence in a state or state-recognized university.

I0194: Tender and awarding of environmental permits, implement archeology, biota, human environment campaigns, etc., develop marine studies, prepare reports and enter study into the assessment system, monitor and respond to addenda until the system is approved. Prepare and submit claims to third parties associated with the request for rights of way.

I0055: The gas/liquid ratio is deficient in the SO2 plant, preventing the absorption of SO2, resulting in free iodine losses, due to inadequate stripping of kerosene and prilling air. This phenomenon also causes plugs in ducts and furnaces (unscheduled plant shutdowns), a highly contaminated environment for people (hygiene and health deviations), excessive acid rain (corrosion of facilities), and a high sulphur and sodium metabisulphite consumption factor. By changing the extraction fans to increase airflow and SO2 absorption towers for prilling, the diameter of the ducts can be expanded. This ensures that the gas/liquid ratio can be increased and sustained. A scrubber unit must be installed (tower, pump, gas extractor and piping) to reduce SO2 emissions. The same concept was developed for the SO2 Iodine plant in Maria Elena.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	200

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 25	Environment (continued)

25.3	Description of each project, indicating whether these are in process or have been finished, continued

I0073: The iodine gas capture system is operating very inefficiently. Iodine vapor levels are between 150% and 4,900% higher than the limits for workplaces in iodine plants and warehouses, according to Article 61 of Supreme Decree 594/1999, which Approves the Regulations regarding Basic Sanitary and Environmental Conditions in Workplaces. The project is underway.

I0122 The project will repair and replace environmental monitoring boreholes that need to be deepened. Improvements in pique boreholes are also included, to avoid risk conditions. The priority boreholes are N°8 and 10-S-1 in Pampa del Tamarugal and PO-5 in Salar de Llamara.

I0183: A heritage baseline in the western mine sector will be prepared, which is a DIA requirement.

I0176: The project will prepare an initial diagnosis at various sites, which will identify the deviations and measures required to adapt them, in order to subsequently prepare an adaptation program that will be submitted to the Regional Health Ministerial Secretary. The measures will be defined on the basis of this diagnosis, and minor or major structural amendments that require prior environmental assessment (DIA/EIA) may be necessary.

I0282: The project will prepare an initial diagnosis at various sites, which will identify the deviations and measures required to adapt them, in order to subsequently prepare an adaptation program that will be submitted to the Regional Health Ministerial Secretary. The measures will be defined on the basis of this diagnosis, and minor or major structural amendments that require prior environmental assessment (DIA/EIA) may be necessary.

I0283 The project will implement the measures described in the PDC. The implementation includes advice from consultants (regarding legal, hydrogeological, and PDC procedures), studies and additional monitoring (UCN, ANAM, FisioAquas, and other studies), in addition to building infrastructure.

SQM Industrial S.A.

I0177: The project will complete the basic engineering, execute the EIA Tente en el Aire, obtain the legal and sectorial permits for a second stage to secure the execution of the project.

I0250: The project consists of re-drilling well 2Pl-2, which implies the detention of the extraction well, extraction of current casing and its re-drilling, with the relevant development work and pump tests. Road maintenance works imply leveling roads, filling damaged areas and compacting this fill.

J0102: It is proposed to build a new PTS plant that is integrated into the NPT 2 crystallization process. The engineering design of this plant considers the reuse of the equipment already acquired for the NK PV plant. The plant includes a new raw materials yard, a grinder stage (sizer), a wet mill, a dissolution stage with reactors and thickener and a filtration and centrifuge unit for discarded salt. The crystallization from the NPT1 and NPT2 plants will be reused, as well as the refining plant at the NPT2 plant.

P0036: The project will reuse the crystallization plant and all its associated facilities to produce nitrate salts.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 25	Environment (continued)

25.3	Description of each project, indicating whether these are in process or have been finished, continued

P0065: The project will install a transformer, posting and collecting tank for trench solutions. It will also improve the trench sector to safely position the low suction pumps. Heavy machinery will be required.

J0107: The project looks to renovate and automate the operation of pump stations at the three water intakes, by incorporating automatic valves and smart controls for pumps, In addition, water intake pipe sections, cut-off valves, check valves, drains and vents should be renewed, Due to the water conditions and length of pipes, these face the risk of failure due to overpressure, corrosion and material wear, Maintenance and repair works must also be undertaken on pumps at each water intake as a result of wear and corrosion due to the characteristics of river water.

J0122: The project consists of entering the Coya Sur wells into the “environmental impact assessment system” and processing the permits for these wells with the General Directorate of Water Resources (DGA).

J0135: This project consists of dealing with all the oils and components that contain 50ppm or more of Policlorobife PCB by 2025 at the latest. The activities to be undertaken will be to deal with all those elements with oil that have previously been identified as having more than 50ppm of PCB.

M0020: The project consists of concluding the system of the drinking water network, in addition to renewing several sections of the network, due to the deterioration of original pipes. It also intends to acquire equipment to better address water seepage in town and problems in the sewage chambers. Sewage water management requires a single backfill for final sludge disposal, in keeping with current legislation.

I0156: The project will recover water from the osmosis rejection plant and use it in the pile leaching area, increasing the efficiency of water resource use.

J0070: This is preparing and processing the Environmental Impact Statement (DIA), in order to obtain an Environmental Qualification Resolution (RCA). The required background information includes the baseline air quality. Therefore, a MP 2.5 and gas monitoring station was installed that compliments the current stations at Maria Elena. The project is underway.

J0133: The project will increase filtration capacity with the centrifuge of the Anhydrous Sulphate Plant: Industrial test. If it is favorable, install belts to transfer waste to the collection yard.

J0152: The project will install exhaust gas heat recovery equipment in boilers and implement associated structural improvements.

J0142: The project will implement environmental measures associated with updating the CS DIA (heritage sign and paving ME road) and the Pedro de Valdivia DIA (controlled disturbance plan).

J0157: The project will update the closure plans in accordance with the normal regime established by current legislation. These requirements include an initial external audit, detailed risks analysis and their control, and other requirements.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 25	Environment (continued)

25.3	Description of each project, indicating whether these are in process or have been finished, continued

J0158: The project will prepare and process sectorial permits for favorable reports to construct in Coya Sur (CS), and permits for hydraulic works defined in Article 294 of the Water Code (evaporation wells) at CS and NV.

J0172: The project will ensure the availability of water resources. It includes: Acquisition of a Flowserve 6GT booster pump, as a “spare” to drive water to Pedro de Valdivia. Acquisition of 2 motor pump sets to renew the current Coya-Vergara 3 and 4 sets, as the current brand has become obsolete. Repair the industrial water accumulation pond in Recinto Vergara (increasing the storage capacity by 1500 m3). Continue renovating pipes and vents in water lines in "CS, ME, VE and CV" adductions

P0070: The project will clean deep boreholes using external resources, to remove salts and clean the interior, in order to ensure solution recovery. Identify better quality equipment (bbas), but more expensive than the current equipment, and to maintain a fitting stock for spare parts.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 25	Environment (continued)

25.3	Description of each project, indicating whether these are in process or have been finished, continued

SIT S.A.

T0062: A 35 x 110 m hangar will be installed on yard 6 to stockpile bulk product that also permits loading and unloading from trucks and front loaders as well as proper stacking. The warehouse in yard 6 will be expanded into boxes 5 and 6 in order to stockpile bulk product.

T0018: The project will install an underground conveyor belt that runs outside the storage boxes of yards 8 and 9, and connects to belt 5 and then to the loading system. The project has an environmental component, although it is an operational improvement. The project includes the purchase and implementation of belt coverage as an emissions mitigation measure (internal emissions control measure), in order to improve compliance with the Tocopilla Atmospheric Decontamination Plan (PDA). The project is in progress.

T0019: The project installed coverings (roof and sides) to the 4 new storage boxes that will be built in areas within yards 8 and 9. The project has an environmental component, although it is an operational improvement. The project includes the construction of a warehouse as an emissions mitigation measure, in order to improve compliance with the Tocopilla Atmospheric Decontamination Plan (PDA) and reduce dust emissions. The project has been completed.

T0032: The project will install an underground conveyor belt that runs outside the storage boxes of yard 6, with feeding points connected directly to belt 6 and then to the loading system. The project has an environmental component, although it is an operational improvement. The project includes implementing conveyor belt 6 from yard 6, which is an emission control measure that was committed in the Tocopilla PDA. The project is currently underway.

T0034: The project invested as required to maintain the operational capacity of the port, and to ensure the high availability of loading equipment. The project has an environmental component, although it is an operational improvement. The project included replacing and/or repositioning the damaged wind breaks in yard 3, which is an emission control measure that was committed in the Tocopilla PDA. The project has been completed.

T0036: The project will install rainwater collection gutters in the storage warehouses. It will carry out an engineering study of potential multiproduct storage in a single silo and potentially install vibrating floors that allow product free runoff thus avoiding manual operation risks and the effect that this causes during loading.

T0042: In accordance with regulatory matters in Article 13 Supreme Decree. 70/2010, Tocopilla PDA must incorporate dust collection systems in TV-1 and TV-2 hoppers at yards 8 and 9.

T0045: Belts for yards 8 and 9 will be finished by joining them to belt 5 and thus become part of the loading system. This involves the extension, joining and overhaul of belt 5, and joining it to pan feeder 3 and its corresponding improvements, to become an integral part of the loading system. This complies with the environmental regulations required by the Tocopilla Decontamination Plan. "Atmospheric Decontamination Plan for the City of Tocopilla and its Surrounding Zone" (Supreme Decree 70/2010; Art.13 II.3).

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 25	Environment (continued)

25.3	Description of each project, indicating whether these are in process or have been finished, continued

T0050: Loose soil within the perimeter of the supply warehouse in yard 17 is uneven, which causes difficulties and operational risks for both the supply and operational warehouses. The surface area to be covered in paving stones is 2,100 m2. Furthermore, it includes the construction of a hazardous waste yard.

T0064: Sentinel Sweeper Equipment Purchase - Purchase of operationally critical equipment.

T0061: The project will construct the second stage of the warehouse for yard 9 (1,500 square meters).

SQM Salar.

L0121: Change weather station equipment to comply with regulations.

L0122: The project will install flowmeters that meet the new standard, and add standby flowmeters. The project is in progress.

L0147: This project will reduce industrial waste storage points. It will rely on an external company that segregates, sorts, and packages industrial waste, in accordance with the RCA and current regulations, so that waste can be removed from these points for final disposal outside our facilities.

L0180: Standardization of lighting and electrical circuits for land transport facilities in Salar Atacama.

C0039: The project will increase the production capacity of lithium carbonate from 70,000 tons per year to 120,000 tons per year.

L0149: The project will assemble a dehydrating plant in SQM Salar's current facilities. The plant will treat, store, transport and finally dispose of sludge generated by wastewater treatment plants, and provide the solutions that comply with Supreme Decree 04/09, "Regulations for Sludge Handling in Wastewater Treatment Plants".

L0184: The project will contract Environmental Monitoring Plan advice, and improvements in environmental monitoring.

L0187: The project involves this 5th update to numeric modeling, which would provide compliance with the commitments undertaken during the environmental qualification process for the project “Changes and Improvements to Mining Operations in the Salar de Atacama”.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 25	Environment (continued)

25.3	Description of each project, indicating whether these are in process or have been finished, continued

L0188: The project involves the participation of an external consulting team to narrow down the sources of the risks identified, propose operational optimization plans, improvements to control systems (monitoring networks) and support in modeling this deposit with a view to a better evolution of short- and medium-term projections (5 years). It will also propose the identification of alternative sources of productive brine equivalent at the nucleus. It proposes 3 stages: Diagnosis, operational improvements and monitoring-identification of new sources. Others: support in the development of 3D Peine and Quelana models, through a collaboration with CSIC involving 2 professionals for 6 months at a total cost of ThUS$36. Others: doctorate-level development in quantification and recharge from rain and snow, by supporting a doctoral student under the supervision of Emilio Custodio and Enric Vásquez for a 3-year period, with an annual budget of ThUS$36 (total ThS$108).

L0189: It includes improving the current lysimeter stations (7) and implementing new stations (7) in important sectors that are not currently measured, with the ability to remotely transmit information. This will improve the spatial coverage of the stations that measure evaporation within the basin. The initial stage includes constructing 7 lysimeters on land inside the Salar. Subsequently, the equipment implementation stage will initiate recording, storing and transmitting information. Finally, an international expert will provide advice regarding an analysis of the information from all the current stations, to recalculate basin evaporation and propose methodological improvements.

L0156: The project will make the process of producing the combined weight and packing list for trucks more efficient, reducing the time they spend inside the facilities. This requires an engineering study and installing a new weighbridge on land where the Oscar guard post used to be in Salar de Atacama. It will also make weighing trucks more efficient by relocating weighbridge 1 in the Salar de Atacama to a more suitable area, thus avoiding its current problems. The weighbridges would become superficial.

L0198: The project will date sediment using the 14C method (or another to be defined) in the depositional environments of the last 50,000 years to complement the facies sedimentological model provided by the consultant. The project will try to reconstruct the variability history of the lagoon system with absolute ages.

L0200: The project will identify an appropriate device. Field testing of sensors. Purchase of sensors for all points. Installation of sensors. Analyze remote data transmission (future project)

L0203: The project will install a remote telemetry system in boreholes.

SQM Nitratos S.A.

I0127: By installing a reverse osmosis system or a process that enables the recovery of industrial water and that reduces the hardness of the water for cleaning the equipment, we can reuse this water to wash equipment again, thereby reducing the damage to the electrical systems of the equipment as a result of corrosion.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 26	Mineral resource exploration and evaluation expenditure

Given the nature of operations of the Sociedad Química y Minera de Chile S.A. and Subsidiaries and the type of exploration it undertakes, disbursements for exploration can be found in 4 stages: Implementation, economically feasible, not economically feasible and in exploitation:

1	Implementation: Disbursements for prospecting under implementation and therefore prior to determination of economic feasibility, are classified in the caption in Note 3.There is an amount of ThUS$9,965 in the line item for caliche and brine exploration from Salar de Atacama as of June 30, 2019, and ThUS$8,355 as of December 31, 2018. For Mt Holland, total disbursements corresponding to Work in progress (which includes exploration disbursements) amount to ThUS$19,784 as of June 30, 2019, and ThUS$11,298 as of December 31, 2018.

2	Economically feasible: Prospecting disbursements corresponding to caliche exploration, wherein the study concluded that its economic feasibility is viable, are classified under Non-Current Assets in Other Non-current Financial Assets, The balance as of June 30, 2019, is ThUS$4,934 and as of December 31, 2018, it is ThUS$16,397.

For the exploration of the Salar de Atacama, the associated assets correspond to wells that can be used both in monitoring and exploitation of the Salar, Therefore, once the studies are concluded, these are classified as Non-current Assets in Properties, Plants and Equipment, assigning them a technical useful life of 10 years.

3	Not economically feasible: Prospecting disbursements, once finalized and concluded to be not economically feasible, will be charged to profit and loss. As of June 30, 2019, there was a total of ThUS$165 for this concept, and as of December 31, 2018, there were no disbursements for this concept.

4	In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited, The portion that is exploited in the following 12 months is presented as current assets in the inventories. As of June 30, 2019, the amount is ThUS$1,951 and the balance as of December 31, 2018 for this concept is ThUS$2,028, the portion that will be amortized in the following years is classified as non-current assets under Other Non-current Assets, As of June 30, 2019, there is a balance of ThUS$8,979 for this concept, and as of December 31, 2018, the balance is ThUS$9,791.

Disbursements corresponding to metal exploration are charged to profit or loss in the period in which they are incurred.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 27	Gains (losses) from operating activities in the statement of income of expenses, included according to their nature

27.1	Revenue from operating activities

The Group derives revenues from the sale of goods (which are recognised at one point in time) and from the provision of services (which are recognised over time) and are distributed among the following geographical areas and main product and service lines:

a)	Geographic areas:

06/30/2019
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	31,300	602	296	14,139	2,450	13,909	62,696
Latin America and the Caribbean	47,048	4,254	1,875	18,752	2,939	128	74,996
Europe	93,803	59,342	39,568	17,248	7,643	333	217,937
North America	142,906	43,687	24,470	21,660	14,403	591	247,717
Asia and Others	68,763	78,235	227,343	16,746	3,429	508	395,024
Total	383,820	186,120	293,552	88,545	30,864	15,469	998,370

06/30/2018
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	36,183	550	198	8,552	2,368	19,481	67,332
Latin America and the Caribbean	37,646	3,255	1,687	38,535	6,382	87	87,592
Europe	124,446	54,437	50,502	26,663	9,985	252	266,285
North America	137,514	41,325	33,238	31,794	14,000	512	258,383
Asia and Others	76,657	60,674	262,529	34,309	42,411	1,248	477,828
Total	412,446	160,241	348,154	139,853	75,146	21,580	1,157,420

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.1	Revenue from operating activities, continued

b) Main product and service lines:

	January to June		April to June
	2019	2018	2019	2018
Products and Services	ThUS$	ThUS$	ThUS$	ThUS$
Specialty plant nutrition	383,820	412,446	199,304	224,575
Sodium Nitrates	10,780	10,683	4,521	4,621
Potassium nitrate and sodium potassium nitrate	258,962	294,779	137,250	161,807
Specialty Blends	66,977	61,551	33,641	34,676
Other specialty fertilizers	47,101	45,433	23,892	23,471
Iodine and derivatives	186,120	160,241	90,305	85,523
Lithium and derivatives	293,552	348,154	138,522	183,946
Potassium	88,545	139,853	44,441	87,631
Industrial chemicals	30,864	75,146	13,902	45,674
Other	15,469	21,580	7,658	11,347
Services	1,641	2,286	832	1,248
Income from property leases	716	955	348	726
Income from subleases on right-of-use assets	141	-	64	-
Commodities	4,677	7,592	2,981	4,916
Other ordinary income Of. Commercial	8,294	10,747	3,433	4,457
Total	998,370	1,157,420	494,132	638,696

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 27	Gains (losses) from operating activities in the statement of income of expenses, included according to their nature (continued)

27.2	Cost of sales

	January to June		April to June
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
Raw materials and consumables used	(134,009)	(122,612)	(65,800)	(62,518)
Classes of employee benefit expenses	(85,752)	(95,532)	(41,986)	(45,856)
Depreciation expense	(94,601)	(112,516)	(47,103)	(57,670)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(2,262)	-	(1,151)	-
Amortization expense	(2,402)	(2,470)	(1,226)	(86)
Investment plan expenses	(7,869)	(7,084)	(6,829)	478
Provision for site closure	(455)	(688)	(227)	196
Provision for materials, spare parts and supplies	(6,557)	(1,719)	(1,721)	(270)
Contractors	(57,306)	(60,029)	(31,077)	(30,184)
Operating leases	(18,612)	(19,980)	(6,833)	(9,149)
Mining concessions	(3,979)	(4,044)	(1,995)	(2,724)
Operations transport	(25,892)	(31,471)	(13,983)	(16,963)
Freight and product transport costs	(21,234)	(29,608)	(10,092)	(18,252)
Purchase of products from third parties	(117,432)	(113,950)	(64,144)	(65,515)
Insurance	(9,758)	(6,285)	(3,707)	(3,709)
CORFO rights	(84,955)	(67,850)	(39,448)	(55,446)
Export costs	(64,350)	(63,724)	(39,046)	(42,692)
Expenses related to Variable Parts Leases (contracts under IFRS 16	(548)	-	(274)	-
Variation in inventory	32,098	12,110	18,159	(15,937)
Variation in inventory provision	7,050	(8,416)	1,311	(1,952)
Other expenses, by nature	(11,520)	(6,007)	5,568	13,097
Total	(710,345)	(741,875)	(351,604)	(415,152)

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 27	Gains (losses) from operating activities in the statement of income of expenses, included according to their nature (continued)

27.2	Cost of sales, continued

The summary below corresponds to the Cost of sales, broken down into warehouse costs and primary direct costs:

	January to June		April to June
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
Warehouse costs	(601,839)	(619,615)	(291,159)	(346,956)
Direct costs on cost of sales
Provisions for inventories and materials, spare parts and supplies	(6,557)	(1,719)	(1,721)	(270)
Employee benefit expenses	(8,061)	(18,521)	(727)	(6,723)
Variable sales expenses	(66,794)	(69,144)	(41,840)	(46,327)
CORFO rights and other agreements	(14,739)	(10,880)	(7,124)	(10,561)
Depreciation and amortization expense	(5,666)	(8,079)	(3,205)	(4,840)
Investment plan expenses	(5,763)	(7,084)	(4,723)	478
Export costs	(3,738)	1,745	(1,638)	1,334
Adjustments contracts IFRS N° 16 6	907	-	762	-
Variation in inventory provision	7,050	(8,416)	1,311	(1,952)
Others	(5,145)	(162)	(1,540)	665
Total	(710,345)	(741,875)	(351,604)	(415,152)

27.3	Other income

	January to June		April to June
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
Discounts obtained from suppliers	322	366	160	192
Fines charged to suppliers	200	304	44	157
Taxes recovered	134	487	(1)	156
Amounts recovered from insurance	82	1,023	25	832
Overestimate of provisions for third-party obligations	34	60	25	60
Other operating income	1,405	621	716	(167)
Options on mining claims	1,284	3,868	1,179	940
Easements, pipelines and roads	5,463	2,371	463	2,370
Mining licenses and notary costs reimbursed	187	377	187	377
Total	9,111	9,477	2,798	4,917

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 27	Gains (losses) from operating activities in the statement of income of expenses, included according to their nature (continued)

27.4	Administrative expenses

	January to June		April to June
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
Employee benefit expenses	(28,336)	(29,980)	(14,633)	(16,126)
Marketing costs	(2,343)	(1,311)	(970)	(683)
Amortization expenses	(1)	(7)	(1)	(4)
Entertainment expenses	(3,070)	(2,099)	(1,796)	(1,194)
Advisory services	(6,708)	(6,562)	(4,008)	(3,665)
Lease of buildings and facilities	(2,104)	(2,547)	(1,422)	(1,433)
Insurance	(1,250)	(798)	(713)	176
Office expenses	(3,043)	(3,081)	(1,627)	(1,886)
Contractors	(2,670)	(2,636)	(1,058)	(1,504)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(788)	-	(394)	-
Other expenses, by nature	(5,226)	(7,243)	(2,412)	(4,761)

Total	(55,539)	(56,264)	(29,034)	(31,080)

27.5	Other expenses by function

	January to June		April to June
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
Classes of Employee Benefit Expenses
Depreciation and amortization expense
Depreciation of assets not in use	(15)	(43)	(8)	(21)
Subtotal	(15)	(43)	(8)	(21)
Impairment losses (reversals of impairment losses) recognized in profit (loss) for the year
Intangible (Water rights)	-	-	-	-
Subtotal	-	-	-	-
Other expenses, by nature
Legal expenses	(3,938)	(5,573)	515	(4,201)
VAT and other unrecoverable taxes	(699)	(583)	(398)	(261)
Fines paid	(68)	(222)	(20)	(76)
Investment plan expenses	(1,927)	(4,550)	(1,175)	(1,659)
Non-metallic exploration expenses	(2,573)	(2,379)	(1,488)	(1,603)
Donations not accepted as tax credit	(3,260)	(2,089)	(2,536)	(1,009)
Other operating expenses	(820)	(4,193)	(216)	(3,742)
Subtotal	(13,285)	(19,589)	(5,318)	(12,551)

Total	(13,300)	(19,632)	(5,326)	(12,572)

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 27	Gains (losses) from operating activities in the statement of income of expenses, included according to their nature (continued)

27.6	Other income (expenses)

	January to June		April to June
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
Adjust previous year application method of participation	(694)	(2,689)	(824)	(1,184)
Others	(30)	2,227	(24)	1,000
Total	(724)	(462)	(848)	(184)

27.7	Impairment of gains and reversal of impairment losses

	January to June		April to June
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
Impairment of investments in associates	(2,679)	2,327	(3,233)	1,728
Total	(2,679)	2,327	(3,233)	1,728

This table corresponds to the summary required by the CMF and considers notes 27.2, 27.4 and 27.5.

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Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 27	Gains (losses) from operating activities in the statement of income of expenses, included according to their nature (continued)

27.8	Summary of expenses by nature

	January to June		April to June
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
Raw materials and consumables	(134,009)	(122,612)	(65,800)	(62,518)
Classes of Employee Benefit Expenses	(114,088)	(125,512)	(56,619)	(61,982)

Depreciation and amortization expense
Depreciation expense	(94,616)	(112,559)	(47,111)	(57,691)
Depreciation of Right-of-use Assets (IFRS 16)	(3,050)	-	(1,545)	-
Amortization expense	(2,403)	(2,477)	(1,227)	(90)

Impairment losses on receivables	-	-	-	-
Legal expenses	(3,938)	(5,573)	515	(4,201)
Investment plan expenses	(9,796)	(11,634)	(8,004)	(1,181)
Non-metallic exploration expenses	(2,573)	(2,379)	(1,488)	(1,603)
Provision for site closure	(455)	(688)	(227)	196
Provision for materials, spare parts and supplies	(6,557)	(1,719)	(1,721)	(270)
Contractors	(59,976)	(62,665)	(32,135)	(31,688)
Leases	(20,716)	(22,527)	(8,255)	(10,582)
Mining concessions	(3,979)	(4,044)	(1,995)	(2,724)
Operation transport	(25,892)	(31,471)	(13,983)	(16,963)
Freight and product transport costs	(21,234)	(29,608)	(10,092)	(18,252)
Purchase of products from third parties	(117,432)	(113,950)	(64,144)	(65,515)
CORFO rights	(84,955)	(67,850)	(39,448)	(55,446)
Export costs	(64,350)	(63,724)	(39,046)	(42,692)
Expenses related to Variable Parts Leases (IFRS 16)	(548)	-	(274)	-
Insurance	(11,008)	(7,083)	(4,420)	(3,533)
Consultant and advisor services	(6,708)	(6,562)	(4,008)	(3,665)
Variation in inventory	32,098	12,110	18,159	(15,937)
Variation in provision on product inventory	7,050	(8,416)	1,311	(1,952)
Other expenses, by nature	(30,049)	(26,828)	(4,407)	(515)
Total expenses by nature	(779,184)	(817,771)	(385,964)	(458,804)

27.9	Finance expenses

	January to June		April to June
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(1,044)	(841)	(571)	(431)
Interest expense from bonds	(34,323)	(26,770)	(17,886)	(14,458)
Interest expense from loans	(1,366)	(1,291)	(702)	(762)
Capitalized interest expenses	2,973	2,650	1,512	1,555
Financial expenses for site closure	(3,727)	-	(2,247)	-
Interest on lease agreement	(578)	-	(234)	-
Other finance costs	(500)	(598)	(107)	(713)
Total	(38,565)	(26,850)	(20,235)	(14,809)

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	214

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 28	Reportable segments

28.1	Reportable segments

General information:

The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the executive responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 28.2).

The performance of each segment is measured based on net income and revenues. Inter-segment sales are made using terms and conditions at current market rates.

Factors used to identify segments on which a report should be presented:

The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

Description of the types of products and services from which each reportable segment obtains its income from ordinary activities

The operating segments, which obtain income from ordinary activities, generate expenses and have its operating results reviewed on a regular basis by the highest authority who makes decisions regarding operations, relate to the following groups of products:

1.	Specialty plant nutrients

2.	Iodine and its derivatives

3.	Lithium and its derivatives

4.	Industrial chemicals

5.	Potassium

6.	Other products and services

Description of income sources for all the other segments

Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under the "Unallocated amounts” category of the disclosed information.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	215

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 28	Reportable segments (continued)

28.1	Reportable segments, continued

Basis of accounting for transactions between reportable segments

Inter-segment sales are made under the same conditions as sales to third parties and are measured consistently as presented in the statement of income.

Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations

The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

For the allocation of inventory valuation costs, we identify the direct expenses (can be directly allocated to products) and the common expenses (belong to coproduction processes, for example common leaching expenses for production of Iodine and Nitrates), Direct costs are directly allocated to the product and the common costs are distributed according to percentages that consider different variables in their determination, such as margins, rotation of inventories, revenue, production and etc.

The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales.

Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available, Some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.

Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities

Liabilities are not shown classified by segments, as this information is not readily available, Some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	216

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 28	Reportable segments (continued)

28.2	Reportable segment disclosures:

	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total 06/30/2019
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	383,820	186,120	293,552	30,864	88.545	15.469	998.370	998.370		998.370
Revenues from transactions with other operating segments of the same entity

Revenues from external customers and transactions with other operating segments of the same entity	383,820	186,120	293,552	30,864	88,545	15,469	998,370	998,370		998,370

Costs of sales	(308,845)	(115,972)	(173,081)	(21,343)	(77,003)	(14,101)	(710,345)	(710,345)		(710,345)
Administrative expenses	-	-	-	-	-	-	-	-	(55,539)	(55,539)
Interest expense	-	-	-	-	-	-	-	-	(38.,65)	(38,565)
Depreciation and amortization expense	(35,102)	(21,991)	(24,031)	(2,207)	(16,397)	(341)	(100,069)	(100,069)		(100,069)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	6,822	6,822
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(58,487)	(58,487)
Income (loss) before taxes	74,975	70,148	120,471	9,521	11,542	1,368	288,025	288,025	(78,338)	209,687

Net income (loss) from continuing operations	74,975	70,148	120,471	9,521	11,542	1,368	288,025	288,025	(136,825)	151,200
Net income (loss) from discontinued operations
Net income (loss)	74,975	70,148	120,471	9,521	11,542	1,368	288,025	288,025	(136,825)	151,200

Assets	-	-	-	-	-	-	-	-	4,716,013	4,716,013
Equity-accounted investees	-	-	-	-	-	-	-	-	114,344	114,344
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts									87,211	87,211
Increase of non-current assets	-	-	-	-	-	-	-	-
Liabilities	-	-	-	-	-	-	-	-	2,578,661	2,578,661
Impairment loss recognized in profit or loss	4,790	(657)	(2,294)	1,284	(2,956)	(101)	66	66	(2,650)	(2,584)
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	-	-
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	210,913	210,913
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	(224,538)	(224,538)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	252,611	252,611

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	217

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 28	Reportable segments (continued)

28.2	Reportable segment disclosures, continued

	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total 06/30/2018
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	412,446	160,241	348,154	75,146	139,853	21,580	1,157,420	1,157,420	-	1,157,420
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	412,446	160,241	348,154	75,146	139,853	21,580	1,157,420	1,157,420	-	1,157,420
Costs of sales	(327,525)	(107,877)	(111,605)	(53,130)	(121,128)	(20,610)	(741,875)	(741,875)	-	(741,875)
Administrative expenses	-	-	-	-	-	-	-	-	(56,264)	(56,264)
Interest expense	-	-	-	-	-	-	-	-	(26,850)	(26,850)
Depreciation and amortization expense	(38,052)	(23,378)	(23,553)	(8,318)	(21,608)	(127)	(115,036)	(115,036)	-	(115,036)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	9,491	9,491
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(96,155)	(96,155)
Income (loss) before taxes	84,921	52,364	236,549	22,016	18,725	970	415,545	415,545	(71,822)	343,723

Net income (loss) from continuing operations	84,921	52,364	236,549	22,016	18,725	970	415,545	415,545	(167,977)	247,568
Net income (loss) from discontinued operations
Net income (loss)	84,921	52,364	236,549	22,016	18,725	970	415,545	415,545	(167,977)	247,568

Assets	-	-	-	-	-	-	-	-	4,301,414	4,301,414
Equity-accounted investees	-	-	-	-	-	-	-	-	114,195	114,195
Increase of non-current assets	-	-	-	-	-	-	-	-	(79,086)	(79,086)
Liabilities									2,161,604	2,161,604
Impairment loss recognized in profit or loss	(4,866)	(1,693)	509	(991)	(3,597)	12	(10,626)	(10,626)	2,345	(8,281)
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	-	-
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	296,803	296,803
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	(215,170)	(215,170)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	(173,723)	(173,723)

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	218

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 28	Reportable segments (continued)

28.3	Statement of comprehensive income classified by reportable segments based on groups of products

	06/30/2019
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$
Revenue	383,820	186,120	293,552	30,864	88,545	15,469	-	998,370
Cost of sales	(308,845)	(115,972)	(173,081)	(21,343)	(77,003)	(14,101)	-	(710,345)
Gross profit	74,975	70,148	120,471	9,521	11,542	1,368	-	288,025
Other incomes by function							9,111	9,111
Administrative expenses							(55,539)	(55,539)
Other expenses by function							(13,300)	(13,300)
Deterioro de valor de ganancias y revisión de pérdidas por deterioro de valor (pérdidas por deterioro de valor) determinado de acuerdo con la NIIF 9							(2,679)	(2,679)
Other gains (losses)							(724)	(724)
Financial income							12,418	12,418
Financial costs							(38,565)	(38,565)
interest in the profit or loss of associates and joint ventures accounted for by the equity method							6,822	6,822
Exchange differences							4,118	4,118
Profit (loss) before taxes	74,975	70,148	120,471	9,521	11,542	1,368	(78,338)	209,687
Income tax expense							(58,487)	(58,487)
Profit (loss) from continuing operations	74,975	70,148	120,471	9,521	11,542	1,368	(136,825)	151,200
Profit (loss) from discontinued operations
Profit (loss)	74,975	70,148	120,471	9,521	11,542	1,368	(136,825)	151,200
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners								150,724
Profit (loss) attributable to the non-controllers								476
Profit (loss)								151,200

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	219

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 28	Reportable segments (continued)

28.3	Statement of comprehensive income classified by reportable segments based on groups of products, continued

	06/30/2018
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$
Revenue	412,446	160,241	348,154	75,146	139,853	21,580	-	1,157,420
Cost of sales	(327,525)	(107,877)	(111,605)	(53,130)	(121,128)	(20,610)	-	(741,875)
Gross profit	84,921	52,364	236,549	22,016	18,725	970	-	415,545
Other incomes by function							9,477	9,477
Administrative expenses							(56,264)	(56,264)
Impairment of gains and reversal of impairment losses, in accordance with IFRS 9							(19,632)	(19,635)
Other expenses by function	-	-	-	-	-	-	2,327	2,327
Other gains (losses)	-	-	-	-	-	-	(462)	(462)
Financial income	-	-	-	-	-	-	10,693	10,693
Financial costs	-	-	-	-	-	-	(28,850)	(28,850)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	9,491	9,491
Exchange differences	-	-	-	-	-	-	(602)	(602)
Profit (loss) before taxes	-	-	-	-	-	-	(71,822)	343,723
Income tax expense	84,921	52,364	236,549	22,016	18,725	970	(96,155)	(96,155)
Profit (loss) from continuing operations	-	-	-	-	-	-	(167,977)	247,568
Profit (loss) from discontinued operations	84,921	52,364	236,549	22,016	18,725	970	-	-
Profit (loss)	-	-	-	-	-	-	(167,977)	247,568
Profit (loss), attributable to	84,921	52,364	236,549	22,016	18,725	970
Profit (loss) attributable to the controller´s owners							-	247,697
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	-	(129)
Profit (loss)	-	-	-	-	-	-		247,568

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	220

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 28	Reportable segments (continued)

28.4	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

28.5	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph N° 34 of IFRS N° 8, the Company has no external customers who individually represent 10% or more of its revenue. Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution. The Company’s policy requires guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company's Management.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	221

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 28	Reportable segments (continued)

28.6	Segments by geographical areas as of June 30, 2019 and 2018

	06/30/2019
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	62,696	74,996	217,937	247,717	395,024	998,370
Investment accounted for under the equity method	(9,126)	-	64,226	16,450	42,794	114,344
Intangible assets other than goodwill	109,369	-	-	3,313	77,446	190,128
Goodwill	22,535	86	11,511	724	-	34,856
Property, plant and equipment, net	1,504,995	337	4,222	3,455	21,601	1,534,610
Investment property	-	-	-	-	-	-
Other non-current assets	15,944	23	4	(741)	111	15,341
Non-current assets	1,643,717	446	79,963	23,201	141,952	1,889,279

	06/30/2018
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	67,332	87,592	266,285	258,383	477,828	1,157,420
Investment accounted for under the equity method	(6,233)	-	41,894	16,314	62,220	114,195
Intangible assets other than goodwill	112,019	-	453	167	16,562	129,201
Goodwill	22,575	86	11,373	724	-	34,758
Property, plant and equipment, net	1,397,140	345	3,870	2,896	1,646	1,405,897
Investment property	-	-	-	-	-	-
Other non-current assets	22,072	23	-	(891)	6,934	28,138
Non-current assets	1,547,573	454	57,390	19,210	87,362	1,712,189

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	222

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 28	Reportable segments (continued)

28.7	Property, plant and equipment classified by geographical areas

The company's main production facilities are located near their mines and extraction facilities in northern Chile. The following table presents the main production facilities as of June 30, 2019 and December 31, 2018:

	Location		Products

-	Pedro de Valdivia	:	Production of iodine and nitrate salts
-	María Elena	:	Production of iodine and nitrate salts
-	Coya Sur	:	Production of nitrate salts
-	Nueva Victoria	:	Production of iodine and nitrate salts
-	Salar de Atacama	:	Potassium chloride, lithium chloride, boric acid and potassium sulfate
-	Salar del Carmen	:	Production of lithium carbonate and lithium hydroxide
-	Tocopilla	:	Port facilities

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	223

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 29	Borrowing costs

The cost of interest is recognized as an expense in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23.

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

29.1	Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	06/30/2019	06/30/2018
Capitalization rate of costs for capitalized interest, property, plant and equipment	4%	4%
Amount of costs for interest capitalized in ThUS$	2,973	2,650

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	224

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 30	Effect of fluctuations in foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss and other comprehensive income

	06/30/2019 ThUS$	06/30/2018 ThUS$
Conversion foreign exchange gains (losses) recognized in the result of the year.	4,118	(602)

Conversion foreign exchange reserves

Conversion foreign exchange reserves attributable to the owners of the controlling entity.	1,712	(5,853)

Conversion foreign exchange reserves attributable to the non-controlling entity.	(30)	82

Total	1,682	(5,771)

b)	Reserves for foreign currency exchange differences:

As of June 30, 2019 and 2018, foreign currency exchange differences are detailed as follows:

Details	06/30/2019 ThUS$	06/30/2018 ThUS$
Changes in equity generated by the equity method value through conversion:
Comercial Hydro S.A.	1,004	1,004
SQMC Internacional Ltda.	(17)	(9)
Proinsa Ltda.	(10)	(9)
Comercial Agrorama Ltda.	(37)	(32)
Isapre Norte Grande Ltda.	13	(111)
Almacenes y Depósitos Ltda.	121	95
Sacal S.A.	(3)	14
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(7)	(5)
Agrorama S.A.	96	11
Doktor Tarsa	(13,811)	(17,851)
SQM Vitas Fzco	(1,971)	(2,605)
Ajay Europe	(1,326)	(1,092)
SQM Eastmed Turkey	(147)	(84)
Charlee SQM (Thailand) Co Ltd.	-	(297)
Coromandel SQM India	(369)	(359)
SQM Italia SRL	(220)	(195)
SQM Oceanía Pty Ltd.	(634)	(634)
SQM Indonesia S.A.	(124)	(124)
Abu Dhabi Fertillizers Industries WWL.	371	(436)
SQM Vitas Holland	(178)	(142)
SQM Thailand Limited	(68)	(68)
SQM Europe	(1,983)	(1,550)
Minera Exar S.A.	-	(5,256)
SQM Australia Pty Ltd.	(4,657)	(1,031)
Pavoni & C. Spa	46	-
Terra Tarsa BV	58	-
Plantacote NV	467	-
Doktolab Tarim Arastirma San.	(18)	-
Kore Potash PLC (a)	(1,260)	-
SQM Colombia SAS	69	-
Total	(24,595)	(30,766)

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	225

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 30	Effect of fluctuations in foreign currency exchange rates (continued)

c)	Functional and presentation currency

The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the U.S. dollar.

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the local currency.
-	The commercialization cost structure of these companies is affected by the local currency.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	226

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 31	Disclosures on the effects of fluctuations in foreign currency exchange rates

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	06/30/2019 ThUS$	12/31/2018 ThUS$
Cash and cash equivalents	USD	645,812	353,674
Cash and cash equivalents	ARS	2	2
Cash and cash equivalents	CLP	143,279	157,500
Cash and cash equivalents	CNY	3,782	2,305
Cash and cash equivalents	EUR	1,881	4,738
Cash and cash equivalents	GBP	20	-
Cash and cash equivalents	AUD	19	29,598
Cash and cash equivalents	INR	3	-
Cash and cash equivalents	MXN	844	1,242
Cash and cash equivalents	PEN	2	1
Cash and cash equivalents	THB	-	1
Cash and cash equivalents	YEN	1,302	1,786
Cash and cash equivalents	ZAR	2,844	5,219
Subtotal cash and cash equivalents		799,790	556,066
Other current financial assets	USD	10,618	291,790
Other current financial assets	BRL	8	-
Other current financial assets	CLF	40,430	-
Other current financial assets	CLP	366,759	20,931
Subtotal other current financial assets		417,815	312,721
Other current non-financial assets	USD	10,975	19,523
Other current non-financial assets	ARS	-	2
Other current non-financial assets	AUD	193	102
Other current non-financial assets	BRL	2	-
Other current non-financial assets	CLF	5	47
Other current non-financial assets	CLP	14,285	20,276
Other current non-financial assets	CNY	278	8
Other current non-financial assets	EUR	1,609	3,153
Other current non-financial assets	MXN	3,083	3,274
Other current non-financial assets	THB	173	19
Other current non-financial assets	YEN	27	21
Other current non-financial assets	ZAR	67	1,547
Subtotal other current non-financial assets		30,697	47,972
Trade and other receivables	USD	225,689	255,528
Trade and other receivables	BRL	20	20
Trade and other receivables	CLF	649	453
Trade and other receivables	CLP	59,244	71,730
Trade and other receivables	CNY	4,112	11,361
Trade and other receivables	EUR	45,264	31,426
Trade and other receivables	GBP	248	-
Trade and other receivables	MXN	352	452
Trade and other receivables	AED	474	15,841
Trade and other receivables	THB	1,922	2,970
Trade and other receivables	YEN	81,072	76,267
Trade and other receivables	AUD	268	-
Trade and other receivables	ZAR	10,759	571
Trade and other receivables	COP	1,912	-
Subtotal trade and other receivables		431,985	466,619
Receivables from related parties	USD	60,064	42,685
Receivables from related parties	EUR	2,004	105
Subtotal receivables from related parties		62,068	42,790

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	227

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 31	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	06/30/2019 ThUS$	12/31/2018 ThUS$
Current inventories	USD	952,821	913,674
Subtotal Current inventories		952,821	913,674
Current tax assets	USD	66,941	52,033
Current tax assets	ARS	2	2
Current tax assets	CLP	862	601
Current tax assets	EUR	1,550	3,500
Current tax assets	MXN	1,599	843
Current tax assets	PEN	-	131
Current tax assets	COP	167	-
Subtotal current tax assets		71,121	57,110
Non-current assets or groups of assets classified as held for sale	USD	1,430	1,430
Subtotal Non-current assets or groups of assets classified as held for sale		1,430	1,430

Total current assets		2,767,727	2,398,382

Non-current assets
Other non-current financial assets	USD	25,610	17,039
Other non-current financial assets	CLP	20	20
Other non-current financial assets	YEN	74	72
Subtotal Other non-current financial assets		25,704	17,131
Other non-current non-financial assets	USD	14,714	26,758
Other non-current non-financial assets	BRL	23	23
Other non-current non-financial assets	COP	4	-
Other non-current non-financial assets	CLP	600	758
Subtotal Other non-current non-financial assets		15,341	27,539
Other receivables, non-current	USD	374	139
Other receivables, non-current	CLF	184	329
Other receivables, non-current	COP	30	-
Other receivables, non-current	CLP	536	1,807
Subtotal Other receivables, non-current		1,124	2,275
Investments classified using the equity method of accounting	USD	41,996	41,923
Investments classified using the equity method of accounting	AED	30,695	31,023
Investments classified using the equity method of accounting	EUR	14,354	14,929
Investments classified using the equity method of accounting	INR	1,635	1,729
Investments classified using the equity method of accounting	THB	44	53
Investments classified using the equity method of accounting	TRY	25,620	21,892
Subtotal Investments classified using the equity method of accounting		114,344	111,549
Intangible assets other than goodwill	USD	188,619	189,265
Intangible assets other than goodwill	CLP	114	85
Intangible assets other than goodwill	EUR	197	-
Intangible assets other than goodwill	MXN	1,198	-
Subtotal intangible assets other than goodwill		190,128	189,350
Purchases goodwill, gross	USD	34,438	34,866

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	228

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 31	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Class of assets	Currency	06/30/2019 ThUS$	12/31/2018 ThUS$
Purchases goodwill, gross	CLP	280	-
Purchases goodwill, gross	EUR	138	-
Subtotal Purchases goodwill, gross		34,856	34,866
Property, plant and equipment	USD	1,530,995	1,451,436
Property, plant and equipment	CLP	3,615	3,387
Subtotal property, plant and equipment		1,534,610	1,454,823
Current tax assets, non-current	USD	32,179	32,179
Subtotal Current tax assets, non-current		32,179	32,179
Total non-current assets		1,948,286	1,869,712
Total assets		4,716,013	4,268,094

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	229

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 31 Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

			06/30/2019			12/31/2018
Class of liability	Currency	91 days to 1 year ThUS$	91 days to 1 year ThUS$	Total ThUS$	Up to90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	USD	14,619	258,621	273,240	12,471	4,464	16,935
Other current financial liabilities	CLF	18,962	213,692	232,654	342	6,256	6,598
Other current financial liabilities	BRL	-	-	-	52	-	52
Other current financial liabilities	CLP	236	2,704	2,940	-	-	-
Subtotal other current financial liabilities		33,817	475,017	508,834	12,865	10,720	23,585
Trade and other payables	USD	62,025	7,027	69,052	51,489	3	51,492
Trade and other payables	CLF	-	11	11	-	-	-
Trade and other payables	ARS	-	-	-	4,082	-	4,082
Trade and other payables	BRL	10	-	10	34	-	34
Trade and other payables	THB	7	-	7	65	-	65
Trade and other payables	CLP	62,885	17,635	80,520	69,789	-	69,789
Trade and other payables	EUR	54,820	866	55,686	36,439	-	36,439
Trade and other payables	GBP	5	14	19	-	-	-
Trade and other payables	INR	1	-	1	1	-	1
Trade and other payables	MXN	17	-	17	7	-	7
Trade and other payables	PEN	8	-	8	-	-	-
Trade and other payables	AUD	5,565	-	5,565	-	-	-
Trade and other payables	ZAR	566	-	566	1.842	-	1,842
Subtotal trade and other payables		185,909	25,553	211,462	163,748	3	163,751
Trade payables due to related parties, current	USD	-	-	-	-	9	9
Trade payables due to related parties, current	EUR	-	28	28	-	-	-
Trade payables due to related parties, current	JPY	-	136	136	-	-	-
Subtotal Trade payables due to related parties, current		-	164	164	-	9	9
Other current provisions	USD	95,375	442	95,817	74,020	31,150	105,170
Other current provisions	ARS	12	-	12	-	13	13
Other current provisions	BRL	715	-	715	707	-	707
Other current provisions	CLP	71	2	73	-	64	64
Other current provisions	EUR	243	-	243	243	-	243
Subtotal other current provisions		96,416	444	96,860	74,970	31,227	106,197

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	230

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 31 Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

			06/30/2019			12/31/2018
Class of liability	Currency	Up to 90 days ThUS$	over 90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	Over 90 days to 1 year ThUS$	Total ThUS$
Current tax liabilities	USD	292	10,902	11,194	-	41,612	41,612
Current tax liabilities	CLP	-	18	18	-	31	31
Current tax liabilities	BRL	-	-	-	-	3	3
Current tax liabilities	CNY	-	-	-	-	8	8
Current tax liabilities	EUR	-	7,947	7,947	4,548	1,000	5,548
Current tax liabilities	ZAR	-	-	-		201	201
Current tax liabilities	MXN	-	23	23		9	9
Subtotal current tax liabilities		292	18,890	19,182	4,548	42,864	47,412
Provisions for employee benefits, current	USD	127	7,648	7,775	20,085	-	20,085
Subtotal Provisions for employee benefits, current		127	7,648	7,775	20,085	-	20,085
Other current non-financial liabilities	USD	123,531	12,386	135,917	176,506	2,489	178,995
Other current non-financial liabilities	THB	40	-	40	158	-	158
Other current non-financial liabilities	BRL	2	-	2	3	-	3
Other current non-financial liabilities	CLP	7,144	687	7,831	7,703	6,431	14,134
Other current non-financial liabilities	CNY	3	-	3	11	40	51
Other current non-financial liabilities	EUR	1,151	-	1,151	1,053	-	1,053
Other current non-financial liabilities	MXN	72	58	130	103	46	149
Other current non-financial liabilities	YEN	-	11	11	-	-	-
Other current non-financial liabilities	PEN	70	-	70	70	-	70
Other current non-financial liabilities	ZAR	397	-	397	11	-	11
Other current non-financial liabilities	AUD	77	-	77	-	-	-
Subtotal other current non-financial liabilities		132,487	13,142	145,629	185,618	9,006	194,624
Total current liabilities		449,048	540,858	989,906	486,834	93,829	555,663

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	231

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 31 Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		06/30/2019
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	-	6,465	367,322	-	691,992	1,065,779
Other non-current financial liabilities	CLP	2,373	712	-	-	-	3,085
Other non-current financial liabilities	CLF	2,432	1,979	2,011	2,075	258,576	267,073
Subtotal Other non-current financial liabilities		4,805	9,156	369,333	2,075	950,568	1,335,937
Other non-current provisions	USD	32,549	3,000	-	-	-	35,549
Subtotal Other non-current provisions		32,549	3,000	-	-	-	35,549
Deferred tax liabilities	USD	70,259	36,447	57,259	-	16,679	180,644
Subtotal Deferred tax liabilities		70,259	36,447	57,259	-	16,679	180,644
Provisions for employee benefits, non-current	USD	35,739	-	-	-	-	35,739
Provisions for employee benefits, non-current	CLP	572	-	-	-	-	572
Provisions for employee benefits, non-current	MXN	138	-	-	-	-	138
Provisions for employee benefits, non-current	JPY	176	-	-	-	-	176
Subtotal Provisions for employee benefits, non-current		36,625	-	-	-	-	36,625
Total non-current liabilities		144,238	48,603	426,592	2,075	967,247	1,588,755
Total liabilities							2,578,661

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	232

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 31 Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		12/31/2018
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	249,869	80,903	297,994	-	247,798	876,564
Other non-current financial liabilities	CLF	-	-	-	-	453,818	453,818
Subtotal Other non-current financial liabilities		249,869	80,903	297,994	-	701,616	1,330,382
Other non-current provisions	USD	28,822	3,000	-	-	-	31,822
Subtotal Other non-current provisions		28,822	3,000	-	-	-	31,822
Deferred tax liabilities	USD	63,534	33,355	56,040	-	22,432	175,361
Subtotal Deferred tax liabilities		63,534	33,355	56,040	-	22,432	175,361
Provisions for employee benefits, non-current	USD	-	9,081	-	-	27,116	36,197
Provisions for employee benefits, non-current	CLP	-	-	-	-	521	521
Provisions for employee benefits, non-current	MXN	-	-	-	-	175	175
Provisions for employee benefits, non-current	YEN	-	-	-	-	171	171
Subtotal Provisions for employee benefits, non-current		-	9,081	-	-	27,983	37,064
Total non-current liabilities		342,225	126,339	354,034	-	752,031	1,574,629
Total liabilities							2,130,292

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	233

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 32	Income tax and deferred taxes

Accounts receivable from taxes as of June 30, 2019 and December 31, 2018, are as follows:

32.1	Current and non-current tax assets

a)	Current tax assets

	06/30/2019	12/31/2018
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	21,894	21,172
Monthly provisional income tax payments, foreign companies	4,464	5,199
Corporate tax credits (1)	1,321	1,858
Taxes in recovery process	43,442	28,881
Total	71,121	57,110

b)	Non-current tax assets

	06/30/2019	12/31/2018
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	6,398	6,398
Specific tax on mining activities paid (on consignment)	25,781	25,781
Total	32,179	32,179

(1)	These credits are available for Companies and are related to corporate tax payments in April of the following year, These credits include, among others, credits for training expenses (SENCE), credits for acquisition of fixed assets, donations and credits in Chile for taxes paid abroad.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	234

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 32	Income tax and deferred taxes (continued)

32.2	Current tax liabilities

Current tax liabilities	06/30/2019	12/31/2018
	ThUS$	ThUS$
1st Category income tax	4,778	25,163
Foreign company income tax	14,289	21,097
Article 21 single tax	115	1,152
Total	19,182	47,412

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No. 20,780, a progressive income tax rate has been established, which is 27% from 2018.

The royalty is determined by applying the taxable rate to the net operating income obtained, According to the chart in force, the Company currently provisioned 5% for mining royalties that involve operations in the Salar de Atacama and 5.64% for caliche extraction operations.

The income tax rate for the main countries where the Company operates is presented below:

Country	Income tax 2019	Income tax 2018
Spain	25%	25%
Belgium	29.58%	29.58%
Mexico	30%	30%
United States	21% + 6%	21% + 6%
South Africa	28%	28%

32.3	Income tax and deferred taxes

Assets and liabilities recognized in the statement of financial position are offset if and only if:

1	The Company has recognized legally before the tax authority the right to offset the amounts recognized in these entries; and

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	235

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity or tax subject; or

(ii)	different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to exercise tax assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

Recognized deferred income tax assets are the income taxes that are to be recovered in future periods, related to:

a)	deductible temporary differences.

b)	the offsetting of losses obtained in prior periods and not yet subject to tax deduction; and

c)	the offsetting of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge these losses or unused fiscal credits.

Recognized deferred tax liabilities refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	236

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 32	Income tax and deferred taxes (continued)

32.4	Income tax and deferred taxes, continued

d.1)       Income tax assets and liabilities as of June 30, 2019 are detailed as follows:

	Net liability position
Description of deferred tax assets and liabilities	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	79,138	-
Property, plant and equipment and capitalized interest	-	(196,435)
Facility closure provision	5,410	-
Manufacturing expenses	-	(106,750)
Staff severance indemnities ,unemployment insurance	-	(6,311)
Vacation accrual	5,184	-
Inventory provision	26,319	-
Materials provision	7,920	-
Forwards	3,232	-
Employee benefits	2,729	-
Research and development expenses	-	(2,385)
Accounts receivable	4,141	-
Provision for legal complaints and expenses	3,801	-
Loan approval expenses	-	(4,062)
Junior mining companies (valued based on stock price)	-	(1,029)
Royalty	-	(2,264)
Tax loss benefit	2,057	-
Other	-	(1,547)
Foreign items (other)	208	-
Balances to date	140,139	(320,783)
Net balance		(180,644)

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	237

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.2)       Income tax assets and liabilities as of December 31, 2018 are detailed as follows

	Net liability position
Description of deferred tax assets and liabilities	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	75,832	-
Property, plant and equipment and capitalized interest	-	(196,843)
Facility closure provision	4,280	-
Manufacturing expenses	-	(103,760)
Staff severance indemnities ,unemployment	-	(5,679)
Vacation accrual	5,155	-
Inventory provision	28,155	-
Materials provision	6,239	-
Forwards	2,169	-
Employee benefits	3,309	-
Research and development expenses	-	(2,216)
Accounts receivable	4,188	-
Provision for legal complaints and expenses	4,013	-
Loan approval expenses	-	(2,337)
Junior mining companies (valued based on stock price)	-	(976)
Royalty	-	(3,278)
Tax loss benefit	1,124	-
Other	5,005	-
Foreign items (other)	259	-
Balances to date	139,728	(315,089)
Net balance		(175,361)

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	238

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.3)       Reconciliation of changes in deferred tax liabilities (assets) as of June 30, 2019

	Deferred tax liability (asset) at beginning of period	Deferred tax expense (benefit) recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(75,832)	(3,306)	-	(3,306)	(79,138)
Property, plant and equipment and capitalized interest	196,843	(408)	-	(408)	196,435
Facility closure provision	(4,280)	(1,130)	-	(1,130)	(5,410)
Manufacturing expenses	103,760	2,990	-	2,990	106,750
Individual savings plans, unemployment insurance	5,679	1,397	(765)	632	6,311
Vacation accrual	(5,155)	(29)	-	(29)	(5,184)
Inventory provision	(28,155)	1,836	-	1,836	(26,319)
Materials provision	(6,239)	(1,681)	-	(1,681)	(7,920)
Forwards	(2,169)	(1,063)	-	(1,063)	(3,232)
Employee benefits	(3,309)	580	-	580	(2,729)
Research and development expenses	2,216	169	-	169	2,385
Accounts receivable	(4,188)	47	-	47	(4,141)
Provision for legal complaints and expenses	(4,013)	212	-	212	(3,801)
Loan approval expenses	2,337	1,725	-	1,725	4,062
Junior mining companies (valued based on stock price)	976	-	53	53	1,029
Royalty	3,278	(1,002)	(12)	(1,014)	2,264
Tax loss benefit	(1,124)	(933)	-	(933)	(2,057)
Other	(5,005)	6,552	-	6,552	1,547
Foreign items (other)	(259)	51	-	51	(208)

Total temporary differences, unused losses and unused tax credits	175,361	6,007	(724)	5,283	180,644

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	239

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.4)       Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2018

	Deferred tax liability (asset) at beginning of period	Deferred tax expense (benefit) recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(68,544)	(7,288)	-	(7,288)	(75,832)
Property, plant and equipment and capitalized interest	211,374	(14,531)	-	(14,531)	196,843
Facility closure provision	(3,469)	(811)	-	(811)	(4,280)
Manufacturing expenses	102,748	1,012	-	1,012	103,760
Individual savings plans, unemployment insurance	6,792	(667)	(446)	(1,113)	5,679
Vacation accrual	(4,887)	(268)	-	(268)	(5,155)
Inventory provision	(25,172)	(2,983)	-	(2,983)	(28,155)
Materials provision	(7,107)	868	-	868	(6,239)
Forwards	(624)	(1,545)	-	(1,545)	(2,169)
Employee benefits	(2,317)	(992)	-	(992)	(3,309)
Research and development expenses	3,501	(1,285)	-	(1,285)	2,216
Accounts receivable	(4,253)	686	(621)	65	(4,188)
Provision for legal complaints and expenses	(5,243)	1,230	-	1,230	(4,013)
Loan approval expenses	2,670	(333)	-	(333)	2,337
Junior mining companies (valued based on stock price)	2,474	-	(1,498)	(1,498)	976
Royalty	4,084	(795)	(11)	(806)	3,278
Tax loss benefit	(1,437)	313	-	313	(1,124)
Other	(5,002)	(64)	61	(3)	(5,005)
Foreign items (other)	(305)	46	-	46	(259)

Total temporary differences, unused losses and unused tax credits	205,283	(27,407)	(2,515)	(29,922)	175,361

During the period ended June 30, 2019 and December 31, 2018, the Company calculated and accounted for taxable income considering a rate of 27%.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	240

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.5)       Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of June 30, 2019 and December 31, 2018, tax loss carryforwards are detailed as follows:

	06/30/2019	12/31/2018
	ThUS$	ThUS$
Chile	2,058	1,124
Total	2,058	1,124

The tax losses as of June 30, 2019 that form the basis of these deferred taxes correspond mainly to SQM Potasio S. A., SIT S.A., Exploraciones Mineras S.A., Comercial Agrorama Ltda., Agrorama S.A., and Orcoma SpA.

d.6)       Unrecognized deferred income tax assets and liabilities

There are no deferred tax assets or liabilities not recognized as of June 30, 2019 and December 31, 2018.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	241

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.7)        Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of June 30, 2019 and December 31, 2018 are detailed as follows:

	06/30/2019	12/31/2018
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)
Deferred tax assets and liabilities, net opening balance	(175,361)	(205,283)
Increase (decrease) in deferred taxes in profit or loss	(6,007)	27,407
Increase (decrease) in deferred taxes in equity	724	2,515
Balances to date	(180,644)	(175,361)

d.8)       Disclosures on income tax expense (income)

The Company recognizes current and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b)	a business combination

Current and deferred tax expenses (income) are detailed as follows:

	06/30/2019	06/30/2018
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)
Current income tax expense
Current income tax expense	(63,913)	(114,480)
Adjustments to prior year current income tax	11,433	(2,000)
Current income tax expense, net, total	(52,480)	(116,480)

Deferred tax expense
Deferred tax expense (income) relating to the creation and reversal of temporary differences	2,735	19,752
Tax adjustments related to the creation and reversal of temporary differences from the previous year	(8,742)	573
Deferred tax expense, net, total	(6,007)	20,325
Tax expense (income)	(58,487)	(96,155)

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	242

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

Tax expenses (income) for foreign and domestic parties are detailed as follows:

	06/30/2019	06/30/2018
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)
Current income tax expense by foreign and domestic parties, net
Current income tax expense, foreign parties, net	(3,953)	(16,560)
Current income tax expense, domestic, net	(48,527)	(99,920)
Current income tax expense, net, total	(52,480)	(116,480)

Deferred tax expense by foreign and domestic parties, net
Deferred tax expense, foreign parties, net	717	1,135
Deferred tax expense, domestic, net	(6,724)	19,190
Deferred tax expense, net, total	(6,007)	20,325
Income tax expense	(58,487)	(96,155)

d.9)	Equity interest in taxation attributable to equity-accounted investees

The Company does not recognize any deferred tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met:

(a)	the parent, investor or interest holder is able to control the time for reversal of the temporary difference; and

(b)	It is more likely than not that the temporary difference will not be reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is unlikely that they will meet the following requirements:

(a)	Temporary differences are reversed in a foreseeable future; and

(b)	The Company has tax earnings, against which temporary differences can be used.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	243

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.10)       Disclosures on the tax effects of other comprehensive income components:

Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	06/30/2019	06/30/2019	06/30/2019
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(2,866)	777	(2,089)
Cash flow hedge	3,939	-	3,939
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	195	(53)	142
Total	1,268	724	1,992

Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	06/30/2018	06/30/2018	06/30/2018
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	65	182	247
Cash flow hedge	8,264	-	8,264
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(3,176)	863	(2,313)
Total	5,153	1,045	6,198

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	244

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.11)       Explanation of the relationship between expense (income) for tax purposes and accounting income.

Based on IAS 12, paragraph 81, letter “c”, the company has estimated that the method that reveals the most significant information for users of the financial statements is the numeric conciliation between the tax expense (income) and the result of multiplying the accounting profit by the current rate in Chile. The aforementioned election is based on the fact that the Company and subsidiaries established in Chile generate a large part of the Company’s tax expense (income).

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile.

	06/30/2019	06/30/2018
	ThUS$	ThUS$
Consolidated income before taxes	209,687	343,723
Income tax rate in force in Chile	27%	27%

Tax expense using the legal rate	(56,616)	(92,805)
Effect of royalty tax payments,	(2,628)	(1,516)
Tax effect of revenue from regular activities exempt from taxation	1,655	1,837
Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss)	(1,083)	(1,162)
Efecto fiscal de tasas impositivas soportadas en el extranjero	48	(1,980)
Variación en activos, pasivos por impuestos diferidos no reconocidos	-	1,277
Other tax effects from reconciliation between accounting gains and tax expenses	137	(1,806)
Tax expense using the effective rate	(58,487)	(96,155)

d.12)       Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years, Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with the tax regulations in force in the country of origin:

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	245

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

Chile

According to article 200 of Decree Law No 830, the taxes will be reviewed for any deficiencies in terms of payment and to generate any taxes that might arise, There is a 3-year prescriptive period for such review, dating from the expiration of the legal deadline when payment should have been made, This prescriptive period can be extended to 6 years for the revision of taxes subject to declaration, when such declaration has not been filed or has been presented with maliciously false information.

United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return, In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

As a result of the audit performed by the tax authority, SQM North America Corp., a subsidiary of the Company, paid in November 2018, for income tax and interest between 2013 and 2015, approximately US$3.8 million, On top of this, SQM North America Corp would have to pay an additional US$0.4 million in state taxes for the same period, These charges are already provisioned in the financial statements.

Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist, In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	246

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 33	Assets held for sale and detail of assets sold

The non-current assets held for sale and the components of the disposal groups classified as held for sale are presented in the Consolidated Statement of Financial Position under the item “Non-current assets or groups of assets classified as held for sale”.

The following table shows the movements in assets held for sale:

Assets held for sale	06/30/2019	12/31/2018
	ThUS$	ThUS$
Terrenos Soquimich Comercial S.A.	1,430	1,430
Total assets held for sale	1,430	1,430

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	247

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 34	Events occurred after the reporting date

34.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S,A, and subsidiaries, prepared in accordance with IFRS for the period ended June 30, 2019, were approved and authorized for issuance by the Company´s Board of Directors on August 21, 2019.

34.2	Disclosures on events occurring after the reporting date

Except for the events referred to in these Notes, management is not aware of any other significant events that occurred between July 1, 2019 and the date of issuance of these consolidated financial statements that could significantly affect them.

34.3	Details of dividends declared after the reporting date

On August 21, 2019, the Board approved payment of a provisional dividend equivalent to US$0.26669 per share with a charge to Company earnings for 2019. This amount will be paid in its Chilean peso equivalent at the Observed Dollar rate published in the Official Gazette on August 30, 2019. This dividend will be paid to shareholders, in person or through their duly authorized representatives, starting at 9:00 a.m. on September 12, 2019. The shareholders who are registered in the respective registry five business days prior to the date of payment will be entitled to the dividend.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	248

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 35	Additional unaudited information

35.1	Financial risk management policy

There could also be additional risks, which are either unknown or known but not currently deemed to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events.

Risks Relating to Our Business

We could be subject to numerous risks as a result of legal proceedings and deferred prosecution agreements with U.S. and Chilean governmental authorities in relation to certain payments made by SQM between the tax years 2009 and 2015.

On January 13, 2017, the Company and the DOJ reached agreement on the terms of a Deferred Prosecution Agreement (“DPA”) that would resolve the DOJ’s inquiry, based on alleged violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act. Among other terms, the DPA called for the Company to pay a monetary penalty of US$15,487,500, and engage a compliance monitor for a term of two (2) years. Upon successful completion of the three (3) year term of the DPA, all charges against the Company will be dismissed. On the same date, the SEC agreed to resolve its inquiry through an administrative cease and desist order, arising out of the alleged violations of the same accounting provisions of the FCPA. Among other terms, the SEC order called for the Company to pay an additional monetary penalty of US$15 million.

In the event that the applicable regulatory authorities believe that the terms of the DPA or the deferred prosecution agreement with the Chilean Public Prosecutor are not complied with, it is possible that such regulatory authorities may reinstate the suspended proceedings against us and may bring further action against us, including in the form of additional inquiries or legal proceedings. Responding to our regulators’ inquiries and any future civil, criminal or regulatory inquiries or proceedings diverts our management’s attention from day-to-day operations. Additionally, expenses that may arise from responding to such inquiries or proceedings, our review of responsive materials, any related litigation or other associated activities may continue to be significant. Current and former employees, officers and directors may seek indemnification, advancement or reimbursement of expenses from us, including attorneys’ fees, with respect to the current inquiry or future proceedings related to this matter. The occurrence of any of the foregoing or adverse determination in litigation or other proceedings or similar actions could materially and adversely affect our business, financial condition, cash flows, results of operations and the prices of our securities.

Current or future challenges to the Lease Agreement and the Project Agreement, if successful, or breaches of obligations under such agreements, could have a negative effect on our business, financial position or operational performance.

Our subsidiary SQM Salar, as a lessee under the Lease Agreement, has exclusive and temporary rights over mining exploitation concessions covering an area of approximately 140,000 hectares in the Salar de Atacama in northern Chile, granting SQM Salar the exclusive right to exploit mineral resources from 81,920 hectares.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	249

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 35	Información adicional (Unaudited), continued

35.1	Financial risk management policy, continued

These rights are owned by Corfo and leased to SQM Salar pursuant to (i) a 1993 lease agreement over mining exploitation concessions between SQM Salar and Corfo, a Chilean government entity (the “Lease Agreement”), and (ii) the Salar de Atacama project agreement between Corfo and SQM Salar (the “Project Agreement”). Corfo may not unilaterally amend the Lease Agreement or the Project Agreement. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo, maintaining Corfo’s rights over the mining exploitation concessions, and making annual payments to the Chilean government for such concession rights. The Lease Agreement expires on December 31, 2030. Furthermore, under the regulations of the Chilean Nuclear Energy Commission (Comisión Chilena de Energía Nuclear or “CCHEN”), we were originally limited to 180,100 tons of total lithium metallic equivalent (958,672 tons of lithium carbonate equivalent) extraction in the aggregate for all periods. On January 17, 2018, Corfo and our subsidiaries SQM Potasio S.A. and SQM Salar reached an agreement (the “Corfo Arbitration Agreement”) to (i) terminate the previously disclosed arbitration proceedings between Corfo and SQM Salar, which, among other things, sought early termination of the Lease Agreement and (ii) amend the Lease Agreement and the Project Agreement. As part of the agreement to amend the Lease Agreement, Corfo authorized an increase of the production and sales of lithium products produced in the Salar de Atacama up to 349,553 metric tons of lithium metallic equivalent (1,860,670 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount. The amendments of the Lease Agreement and the Project Agreement required under Chilean law the issuance of the applicable resolutions of the Office of the Controller General of the Republic (Contraloría General de la República) and the CCHEN, which were issued.

Our business is substantially dependent on the exploitation rights under the Lease Agreement and the Project Agreement, since all of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement.

These agreements establish a series of obligations with which SQM Salar must comply. A serious failure to comply with these obligations may jeopardize the exploitation rights under the agreements and the continuity of our operations in the Salar de Atacama. While we believe that we have taken the appropriate precautions to ensure compliance with the obligations and conditions in the agreements, there can be no assurance that we will be able to maintain such compliance, which could jeopardize the continued benefits to us of the agreements and could have a material adverse effect on our business, financial condition and results of operations.

In the event the amendments to the Lease Agreement and the Project Agreement under the Corfo Arbitration Agreement are successfully challenged, or the CCHEN authorization for the increased extraction is revoked, there can be no assurance that we will not reach the lithium extraction limit referred to above prior to the expiration of the term of the Lease Agreement. In such event, we would then be unable to continue extraction of lithium under the Lease Agreement, which could have a material adverse effect on our business, financial condition and results of operations.

We identified a material weakness in our internal controls over payments directed by the office of the former Chief Executive Officer.

In the past, our management determined that the Company did not maintain effective control over payments directed by the office of the former CEO. This determination was reported in our annual report for the year ended December 31, 2014 on Form 20-F, filed with the SEC on May 18, 2015.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	250

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 35	Información adicional (Unaudited), continued

35.1	Financial risk management policy, continued

We believe we have taken the necessary steps to remediate the identified material weakness and enhance our internal controls. However, any failure to maintain effective internal control over financial reporting could (i) result in a material misstatement in our financial reporting or financial statements that would not be prevented or detected, (ii) cause us to fail to meet our reporting obligations under applicable securities laws or (iii) cause investors to lose confidence in our financial reporting or financial statements, the occurrence of any of which could materially and adversely affect our business, financial condition, cash flows, results of operations and the prices of our securities.

Volatility of world lithium, fertilizer and other chemical prices and changes in production capacities could affect our business, financial condition and results of operations.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	251

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 35	Información adicional (Unaudited), continued

35.1        Financial risk management policy, continued

The prices of our products are determined principally by world prices, which, in some cases, have been subject to substantial volatility in recent years. World lithium, fertilizer and other chemical prices constantly vary depending upon the relationship between supply and demand at any given time. Supply and demand dynamics for our products are tied to a certain extent to global economic cycles, and have been impacted by circumstances related to such cycles. Furthermore, the supply of lithium, certain fertilizers or other chemical products, including certain products that we provide, varies principally depending on the production of the major producers, (including us) and their respective business strategies.

The world prices of our products increase and decrease as a result of variations in the general global economic and financial situation. We cannot guarantee that the sale prices or volumes of our products will not fall in the future.

We expect that the prices of our products will continue to be influenced by global supply and demand, by the business strategies of major producers, and by other factors. Some of the major producers (including us) have increased or could increase their production. Consequently, the prices of our products may be subject to substantial volatility. High volatility or a substantial decrease in the sales prices or volumes of any of our products could have a negative effect on our business, financial position or operational performance.

We expect that prices for the products we manufacture will continue to be influenced, among other things, by worldwide supply and demand and the business strategies of major producers. Some of the major producers (including us) have increased or have the ability to increase production. As a result, the prices of our products may be subject to substantial volatility. High volatility or a substantial decline in the prices or sales volumes of one or more of our products could have a material adverse effect on our business, financial condition and results of operations.

Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries.

We sell our products in more than 110 countries around the world. In 2018, approximately 34% of our sales were made in emerging market countries: 8% in Latin America (excluding Chile); 8% in Africa and the Middle East (excluding Israel); 8% in Chile and 11% in Asia and Oceania (excluding Australia, Japan, New Zealand, South Korea and Singapore). We expect to expand our sales in these and other emerging markets in the future. In addition, we may carry out acquisitions or joint ventures in jurisdictions in which we currently do not operate, relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. The results of our operations and our prospects in other countries in which we establish operations will depend, in part, on the general level of political stability and economic activity and policies in those countries. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital, the imposition of import duties or other restrictions, the imposition of new environmental regulations or price controls or changes in relevant laws or regulations, could have a material adverse effect on our business, financial condition and results of operations in those countries.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	252

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 35	Información adicional (Unaudited), continued

35.1        Financial risk management policy, continued

Our inventory levels may vary for economic or operational reasons.

In general, economic conditions or operational factors can affect our inventory levels. Higher inventories carry a financial risk due to increased need for cash to fund working capital and could imply increased risk of loss of product. At the same time, lower levels of inventory can hinder the distribution network and process, thus impacting sales volumes. There can be no assurance that inventory levels will remain stable. These factors could have a material adverse effect on our business, financial condition and results of operations.

Our measures to minimize our exposure to bad debt may not be effective and a significant increase in our accounts receivable coupled with the financial condition of customers may result in losses that could have a material adverse effect on our business, financial condition and results of operations.

Potentially negative effects of global economic conditions on the financial condition of our customers may include the extension of the payment terms of our accounts receivable and may increase our exposure to bad debt. While we have implemented certain safeguards, such as using credit insurance, letters of credit and prepayment for a portion of sales, to minimize the risk, we cannot assure you that such safeguards will be effective and a significant increase in our accounts receivable coupled with the financial condition of customers may result in losses that could have a material adverse effect on our business, financial condition and results of operations.

New production of iodine or lithium from current or new competitors in the markets in which we operate could adversely affect prices.

In recent years, new and existing competitors have increased the supply of iodine and lithium, which has affected prices for both products. Further production increases could negatively impact prices. There is limited information on the status of new iodine or lithium production capacity expansion projects being developed by current and potential competitors and, as such, we cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational. If these potential projects are completed in the short term, they could adversely affect market prices and our market share, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

We have a capital expenditure program that is subject to significant risks and uncertainties.

Our business is capital intensive. Specifically, the exploration and exploitation of reserves, mining and processing costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain or to increase our exploitation levels and the amount of finished products we produce.

In addition, we require environmental permits for our new projects. Obtaining permits in certain cases may cause significant delays in the execution and implementation of new projects and, consequently, may require us to reassess the related risks and economic incentives. We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient investments, loans or other financing alternatives, to continue our activities at or above present levels, or that we will be able to implement our projects or receive the necessary permits required for them in time. Any or all of these factors may have a material adverse effect on our business, financial condition and results of operations.

High raw materials and energy prices could increase our production costs and cost of sales, and energy may become unavailable at any price.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	253

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 35	Información adicional (Unaudited), continued

35.1        Financial risk management policy, continued

We rely on certain raw materials and various energy sources (diesel, electricity, liquefied natural gas, fuel oil and others) to manufacture our products. Purchases of energy and raw materials we do not produce constitute an important part of our cost of sales, approximately 14% in 2018. In addition, we may not be able to obtain energy at any price if supplies are curtailed or otherwise become unavailable. To the extent we are unable to pass on increases in the prices of energy and raw materials to our customers or we are unable to obtain energy, our business, financial condition and results of operations could be materially adversely affected.

Our reserve estimates are internally prepared and not subject to review by external geologists or an external auditing firm and could be subject to significant changes, which may have a material adverse effect on our business, financial condition and results of operations.

Our caliche ore mining reserve estimates and our Salar de Atacama brine mining reserve estimates are prepared by our own geologists and hydrogeologists and are not subject to review by external geologists or an external auditing firm. Estimation methods involve numerous uncertainties as to the quantity and quality of the reserves, and reserve estimates could change upwards or downwards. A downward change in the quantity and/or quality of our reserves could affect future volumes and costs of production and therefore have a material adverse effect on our business, financial condition and results of operations.

Quality standards in markets in which we sell our products could become stricter over time.

In the markets in which we do business, customers may impose quality standards on our products and/or governments may enact stricter regulations for the distribution and/or use of our products. As a result, if we cannot meet such new standards or regulations, we may not be able to sell our products. In addition, our cost of production may increase in order to meet any such newly imposed or enacted standards or regulations. Failure to sell our products in one or more markets or to important customers could materially adversely affect our business, financial condition and results of operations.

Chemical and physical properties of our products could adversely affect their commercialization.

Since our products are derived from natural resources, they contain inorganic impurities that may not meet certain customer or government standards. As a result, we may not be able to sell our products if we cannot meet such requirements. In addition, our cost of production may increase in order to meet such standards. Failure to meet such standards could materially adversely affect our business, financial condition and results of operations if we are unable to sell our products in one or more markets or to important customers in such markets.

Our business is subject to many operating and other risks for which we may not be fully covered under our insurance policies.

Our facilities and business operations in Chile and abroad are insured against losses, damage or other risks by insurance policies that are standard for the industry and that would reasonably be expected to be sufficient by prudent and experienced persons engaged in businesses similar to ours.

We may be subject to certain events that may not be covered under our insurance policies, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, as a result of major earthquakes and unexpected rains and flooding in Chile, as well as other natural disasters worldwide, conditions in the insurance market have changed and may continue to change in the future, and as a result, we may face higher premiums and reduced coverage, which could have a material adverse effect on our business, financial condition and results of operations.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	254

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 35	Información adicional (Unaudited), continued

35.1        Financial risk management policy, continued

Changes in technology or other developments could result in preferences for substitute products.

Our products, particularly iodine, lithium and their derivatives, are preferred raw materials for certain industrial applications, such as rechargeable batteries and liquid-crystal displays (LCDs). Changes in technology, the development of substitute products or other developments could adversely affect demand for these and other products which we produce. In addition, other alternatives to our products may become more economically attractive as global commodity prices shift. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to labor strikes and labor liabilities that could impact our production levels and costs.

Over 93% of our employees are employed in Chile, of which approximately 65% were represented by 22 labor unions as of December 31, 2018. As in past years, we renegotiated collective bargaining agreements with 14 unions, achieving the anticipated renegotiation of 17 collective bargaining agreements by December 31, 2018, one year before the expiration of the agreements. The 17 collective bargaining agreements were renegotiated for the next three years as of that date. We are exposed to labor strikes and illegal work stoppages that could impact our production levels. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

When a serious accident occurs in the workplace, Chilean law requires the company responsible for that workplace to cease work in the area where the accident occurred until SERNAGEOMIN, the National Health Service or the Labor Directorate inspect the site and prescribe the measures required to prevent similar future risks. Work cannot be resumed until all the prescribed measures have been implemented, which take many hours, days or even longer. Such a stoppage could have an adverse effect on our business, financial position or operational performance.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	255

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 35	Información adicional (Unaudited), continued

35.1        Financial risk management policy, continued

Lawsuits and arbitrations could adversely impact us.

We are party to a range of lawsuits and arbitrations involving different matters as described in Note 22.1 of our nsolidated Financial Statements. Although we intend to defend our positions vigorously, our defense of these actions may not be successful and responding to such lawsuits and arbitrations diverts our management’s attention from day-to-day operations. Adverse judgments or settlements in these lawsuits may have a material adverse effect on our business, financial condition and results of operations. In addition, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, we may be subject to legal proceedings that, if settled against us, could have a material adverse effect on our business, financial condition and results of operations.

We have operations in multiple jurisdictions with differing regulatory, tax and other regimes.

We operate in multiple jurisdictions with complex regulatory environments that are subject to different interpretations by companies and respective governmental authorities. These jurisdictions may have different tax codes, environmental regulations, labor codes and legal framework, which adds complexity to our compliance with these regulations. Any failure to comply with such regulations could have a material adverse effect on our business, financial condition and results of operations.

Environmental laws and regulations could expose us to higher costs, liabilities, claims and failure to meet current and future production targets.

Our operations in Chile are subject to national and local regulations relating to environmental protection. In accordance with such regulations, we are required to conduct environmental impact studies or statements before we conduct any new projects or activities or significant modifications of existing projects that could impact the environment or the health of people in the surrounding areas. We are also required to obtain an environmental license for certain projects and activities. The Environmental Evaluation Service (Servicio de Evaluación Ambiental) evaluates environmental impact studies submitted for its approval. The public, government agencies or local authorities may review and challenge projects that may adversely affect the environment, either before these projects are executed or once they are operating, if they fail to comply with applicable regulations. In order to ensure compliance with environmental regulations, Chilean authorities may impose fines up to approximately US$9 million per infraction, revoke environmental permits or temporarily or permanently close facilities, among other enforcement measures.

Chilean environmental regulations have become increasingly stringent in recent years, both with respect to the approval of new projects and in connection with the implementation and development of projects already approved, and we believe that this trend is likely to continue. Given public interest in environmental enforcement matters, these regulations or their application may also be subject to political considerations that are beyond our control.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	256

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 35	Información adicional (Unaudited), continued

35.1        Financial risk management policy, continued

We regularly monitor the impact of our operations on the environment and on the health of people in the surrounding areas and have, from time to time, made modifications to our facilities to minimize any adverse impact. Future developments in the creation or implementation of environmental requirements or their interpretation could result in substantially increased capital, operation or compliance costs or otherwise adversely affect our business, financial condition and results of operations.

The success of our current investments at the Salar de Atacama and Nueva Victoria is dependent on the behavior of the ecosystem variables being monitored over time. If the behavior of these variables in future years does not meet environmental requirements, our operation may be subject to important restrictions by the authorities on the maximum allowable amounts of brine and water extraction.

Our future development depends on our ability to sustain future production levels, which requires additional investments and the submission of the corresponding environmental impact studies or statements. If we fail to obtain approval or required environmental licenses, our ability to maintain production at specified levels will be seriously impaired, thus having a material adverse effect on our business, financial condition and results of operations.

In addition, our worldwide operations are subject to international and other local environmental regulations. Since environmental laws and regulations in the different jurisdictions in which we operate may change, we cannot guarantee that future environmental laws, or changes to existing environmental laws, will not materially adversely impact our business, financial condition and results of operations.

Our water supply could be affected by geological changes or climate change.

Our access to water may be impacted by changes in geology, climate change or other natural factors, such as wells drying up or reductions in the amount of water available in the wells or rivers from which we obtain water, that we cannot control. Any such change may have a material adverse effect on our business, financial condition and results of operations.

Any loss of key personnel may materially and adversely affect our business.

Our success depends in large part on the skills, experience and efforts of our senior management team and other key personnel. The loss of the services of key members of our senior management or employees with critical skills could have a negative effect on our business, financial condition and results of operations. If we are not able to attract or retain highly skilled, talented and qualified senior managers or other key personnel, our ability to fully implement our business objectives may be materially and adversely affected.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	257

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 35	Información adicional (Unaudited), continued

35.1        Financial risk management policy, continued

A significant percentage of our shares are held by two principal shareholder groups who may have interests that are different from that of other shareholders and of each other. Any change in such principal shareholder groups may result in a change of control of the Company or of its Board of Directors or its management, which may have a material adverse effect on our business, financial condition and results of operations.

As of December 5, 2018, two principal shareholder groups held in the aggregate 57.86% of the total outstanding shares of SQM, including a majority of our Series A common shares, and have the power to elect seven of our eight directors. The interests of the two principal shareholder groups may in some cases differ from those of other shareholders and of each other.

Separately, Pampa Group currently owns 32% of SQM's shares. The Pampa Group was considered by the CMF to be the Company´s controller until November 30, 2018. However, given the distribution of the Company's shares, the CMF considers that from that date the Pampa Group does not exercise decisive influence over the Company’s management, since it does not have a predominant interest that enables it to take management decisions. The CMF may change its opinion in the future, depending on the circumstances that led to its opinion.

On December 5, 2018, Inversiones TLC SpA, a subsidiary of Tianqi, acquired from Nutrien approximately 23.77% of the Company’s shares. Tianqi currently holds 25.86% of the Company’s shares .

The divestiture by the Pampa Group or Tianqi, or potential changes in the circumstances that have led to the determination of the CMF related to the controller status of the shareholders of the Company, or a combination thereof, may have a material adverse effect on our business, financial condition and results of operations.

Tianqi is a significant shareholder and a competitor of the Company, which can increase the risks of competition.

Tianqi is a competitor in the lithium business, and as a result of the number of shares that its owns of the Company, it has the right to choose up to three Board members. On August 27, 2018, Tianqi and the Chilean antitrust regulator (the Chilean National Economic Prosecutor’s Office, or FNE for its initials in Spanish), entered into an extrajudicial settlement agreement, under which certain restrictive measures in order to (i) maintain the competitive conditions of the lithium market, (ii) mitigate the risks described in the agreement and (iii) limit Tianqi’s access to certain information of the Company and its subsidiaries, which are defined as “sensitive information” under the agreement, were implemented.

The presence of a shareholder which is at the same time a competitor of the Company and the right of this competitor to choose Board members could generate risks to free competition and/or increase the risks of an investigation of free competition against the Company, whether in Chile or in other countries, all of which could have an adverse material effect in our business.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	258

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 35	Información adicional (Unaudited), continued

35.1        Financial risk management policy, continued

Our information technology systems may be vulnerable to disruption which could place our systems at risk from data loss, operational failure, or compromise of confidential information.

We rely on various computer and information technology systems, and on third party developers and contractors, in connection with our operations, including two networks that link our principal subsidiaries to our operating and administrative facilities in Chile and other parts of the world and ERP software systems, which are used mainly for accounting, monitoring of supplies and inventories, billing, quality control, research activities, and production process and maintenance control. In addition, we use Cloud technologies to support new business processes related to the Internet of Things (IoT) and Advanced Analytics, which allow us to collect information enabling us to advance the predictive short-term and medium-term analysis of our production process and its possible automation in the long term. Our information technology systems are susceptible to disruption, damage or failure from a variety of sources, including errors by employees or contractors, computer viruses, cyber-attacks, misappropriation of data by outside parties, and various other threats. We have taken certain measures to identify and mitigate these risks, including conducting a cybersecurity review and initiating process automation and digitalization projects at various sites with the object of reducing operational risk and improving security and operational efficiency, which also includes modernization of existing information technology infrastructure and communications systems. However, we cannot guarantee that due to the increasing sophistication of cyber-attacks our systems will not be compromised and because we do not maintain specialized cybersecurity insurance, our insurance coverage for protection against cybersecurity risk may not be sufficient. Cybersecurity breaches could result in losses of assets or production, operational delays, equipment failure, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in business interruption, reputational damage, lost revenue, litigation, penalties or additional expenses and could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Market in General

Currency fluctuations may have a negative effect on our financial performance.

We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. In addition, the U.S. dollar is our functional currency for financial statement reporting purposes. A significant portion of our costs, however, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future.

As an international company operating in several other countries, we also transact business and have assets and liabilities in other non-U.S. dollar currencies, such as, among others, the Euro, the South African rand, the Mexican peso, the Chinese yuan, the Thai baht and the Brazilian real. As a result, fluctuations in the exchange rates of such foreign currencies to the U.S. dollar may have a material adverse effect on our business, financial condition and results of operations.

Interest rate fluctuations may have a material impact on our financial performance

A relative increase in the rate could materially impact our business, financial condition and results of operations.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	259

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 35 Información adicional (Unaudited), continued

35.1        Financial risk management policy, continued

We may be subject to risks associated with the discontinuation, reform or replacement of benchmark indices.

Interest rate, foreign exchange rate and other types of indices which are deemed to be “benchmarks” are the subject of increased regulatory scrutiny and may be discontinued, reformed or replaced. For example, in 2017, the U.K. Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of the London interbank offered rate (“LIBOR”) benchmark after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021, and it appears likely that LIBOR will be discontinued or modified by 2021. This and other reforms may cause benchmarks to be different than they have been in the past, or to disappear entirely, or have other consequences which cannot be fully anticipated which introduces a number of risks for our business. These risks include (i) legal risks arising from potential changes required to document new and existing transactions; (ii) financial risks arising from any changes in the valuation of financial instruments linked to benchmark rates; (iii) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (iv) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes;] and (v) conduct risks arising from the potential impact of communication with customers and engagement during the transition period. The replacement benchmarks, and the timing of and mechanisms for implementation have not yet been confirmed by central banks. Although it is not currently possible to determine whether, or to what extent, any such changes would affect us, the discontinuation or reformation of existing benchmark rates or the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects.

Risks Relating to Chile

As we are a company based in Chile, we are exposed to Chilean political risks.

Our business, results of operations, financial condition and prospects could be affected by changes in policies of the Chilean government, other political developments in or affecting Chile, legal changes in the standards or administrative practices of Chilean authorities or the interpretation of such standards and practices, over which we have no control.

Changes in regulations regarding, or any revocation or suspension of our concessions could negatively affect our business.

Any changes to regulations to which we are subject or adverse changes to our concession rights, or a revocation or suspension of our concessions, could have a material adverse effect on our business, financial condition and results of operations.

Changes in mining or port concessions could affect our operating costs.

We conduct our mining operations, including brine extraction, under exploitation and exploration concessions granted in accordance with provisions of the Chilean constitution and related laws and statutes. Our exploitation concessions essentially grant a perpetual right (with the exception of the rights granted to SQM Salar with respect to the Salar de Atacama concessions under the Lease Agreement described above, which expires in 2030) to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees. Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time and to subsequently request a corresponding explotation concession.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	260

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 35 Información adicional (Unaudited), continued

35.1        Financial risk management policy, continued

We also operate port facilities at Tocopilla, Chile, for the shipment of products and the delivery of raw materials pursuant to maritime concessions, which have been granted under applicable Chilean laws and are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

Any significant adverse changes to any of these concessions could have a material adverse effect on our business, financial condition and results of operations.

Changes in water rights laws and other regulations could affect our operating costs.

We hold water use rights that are key to our operations. These rights were obtained from the Chilean Water Authority (Dirección General de Aguas) for supply of water from rivers and wells near our production facilities, which we believe are sufficient to meet current operating requirements. However, the Chilean Water Rights Code (Código de Aguas or the “Water Code”) is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. For example, a series of bills are currently being discussed at the Chilean National Congress that seek to desalinate seawater for use in mining production processes, amend the Mining Code for water use in mining operations, amend the Political Constitution on water and introduce changes to the regulatory framework governing the terms of inspection and sanction of water. As a result, the amount of water that we can actually use under our existing rights may be reduced or the cost of such use could increase. These and potential future changes to the Water Code or other relevant regulations could have a material adverse effect on our business, financial condition and results of operations.

The Chilean government could levy additional taxes on corporations operating in Chile.

We cannot guarantee that tax laws will continue to be interpreted or tax rates applied in the same manner that they have been to date. Furthermore, the Chilean Government may decide to levy additional taxes on mining companies or other companies in Chile. Such changes could have an adverse effect on our business, financial position or operational performance.

Draft law that declares lithium mining to be in the national interest

The Chilean National Congress is currently processing a bill, bulletin 10,638-08, which "Declares the exploitation and commercialization of lithium and Sociedad Química y Minera de Chile S.A. to be of national interest." The purpose of this bill is to enable the potential expropriation of the Company's assets, or its lithium operations in general. The bill has only reached its first constitutional proceedings and is subject to the process initiated by parliamentary motion, which includes several possible changes to its current wording. We cannot guarantee that the bill will not eventually be approved by National Congress, nor that its wording does not refer to the Company or its lithium operations. If the bill containing its known current wording is approved, it could have a negative effect on our business, financial position or operational performance.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	261

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 35 Información adicional (Unaudited), continued

35.1        Financial risk management policy, continued

However, several bills have been presented to the Chilean National Congress that refer to creating state companies to exploit lithium, restricting the exploration and exploitation of lithium, and other matters that could negatively impact our business, financial position or operational performance

Ratification of the International Labor Organization’s Convention 169 concerning indigenous and tribal peoples might affect our development plans.

Chile, a member of the International Labor Organization (“ILO”), has ratified the ILO’s Convention 169 (the “Indigenous Rights Convention”) concerning indigenous and tribal people. The Indigenous Rights Convention established several rights for indigenous people and communities. Among other rights, the Indigenous Rights Convention states that (i) indigenous groups should be notified and consulted prior to the development of any project on land deemed indigenous, although veto rights are not mentioned, and (ii) indigenous groups have, to the extent possible, a stake in benefits resulting from the exploitation of natural resources in indigenous land. The extent of these benefits has not been defined by the Chilean government. The Chilean government has addressed item (i) above through Supreme Decree No. 66, issued by the Social Development Ministry. This decree requires government entities to consult indigenous groups that may be directly affected by the adoption of legislative or administrative measures, and it also defines criteria for the projects or activities that must be reviewed through the environmental evaluation system that also require such consultation. To the extent that the new rights outlined in the Indigenous Rights Convention become laws or regulations in Chile, judicial interpretations of the convention of those laws or regulations could affect the development of our investment projects in lands that have been defined as indigenous, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to Chilean and international anti-corruption, anti-bribery, anti-money laundering and international trade laws. Failure to comply with these laws could adversely impact our business and operations.

We are required to be in compliance with all applicable laws and regulations in Chile and internationally with respect to anti-corruption, anti-money laundering, receipt of stolen property, sanctions and other regulatory matters, including the FCPA. Although we and our subsidiaries maintain policies and processes intended to comply with these laws, we cannot ensure that these compliance policies and processes will prevent intentional, reckless or negligent acts committed by our officers or employees.

If we or our subsidiaries fail to comply with any applicable anti-corruption, anti-bribery, receipt of stolen property or anti-money laundering laws, we and our officers and employees may be subject to criminal, administrative or civil penalties and other remedial measures, which could have material adverse effects on our and our subsidiaries’ business, financial condition and results of operations. Any investigation of potential violations of anti-corruption, anti-bribery or anti-money laundering laws by governmental authorities in Chile or other jurisdictions could result in an inability to prepare our consolidated financial statements in a timely manner. This could adversely impact our reputation, ability to access the financial markets and ability to obtain contracts, assignments, permits and other government authorizations necessary to participate in our and our subsidiaries, industry, which, in turn, could have adverse effects on our and our subsidiaries, business, results of operations and financial condition.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	262

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 35 Información adicional (Unaudited), continued

35.1        Financial risk management policy, continued

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

Accounting, financial reporting and securities disclosure requirements in Chile differ in certain significant respects from those required in the United States. Accordingly, the information about us available to you will not be the same as the information available to holders of notes issued by a U.S. company. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, applicable Chilean laws are different from those in the United States, and the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets.

Chile is located in a seismically active region.

Chile is prone to earthquakes because it is located along major fault lines. The most recent major earthquakes in Chile, which occurred in April 2017 in the Valparaiso region and in December 2016 in Chiloe Island, had a magnitude of 6.9 and 7.6, respectively, on the Richter scale. There were also earthquakes in 2015, 2014 and 2010 that caused substantial damage to some areas of the country. Chile has also experienced volcanic activity. A major earthquake or a volcanic eruption could have significant negative consequences for our operations and for the general infrastructure, such as roads, rail, and access to goods, in Chile. Although we maintain industry standard insurance policies that include earthquake coverage, we cannot assure you that a future seismic or volcanic event will not have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to our Shares and to our ADSs

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/Chilean peso exchange rate.

Chilean trading in the shares underlying our ADSs is conducted in Chilean pesos. The depositary will receive cash distributions that we make with respect to the shares in Chilean pesos. The depositary will convert such Chilean pesos to U.S. dollars at the then prevailing exchange rate to make dividend and other distribution payments in respect of ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the depositary will decrease.

Developments in other emerging markets could materially affect the value of our ADSs and our shares.

The Chilean financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries or regions of the world. Although economic conditions are different in each country or region, investor reaction to developments in one country or region can have significant effects on the securities of issuers in other countries and regions, including Chile and Latin America. Events in other parts of the world may have a material effect on Chilean financial and securities markets and on the value of our ADSs and our shares.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	263

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 35 Información adicional (Unaudited), continued

35.1        Financial risk management policy, continued

The volatility and low liquidity of the Chilean securities markets could affect the ability of our shareholders to sell our ADSs

The Chilean securities markets are substantially smaller, less liquid and more volatile than the major securities markets in the United States. The volatility and low liquidity of the Chilean markets could increase the price volatility of our ADSs and may impair the ability of a holder to sell our ADSs into the Chilean market in the amount and at the price and time the holder wishes to do so.

Our share or ADS price may react negatively to future acquisitions and investments.

Our strategy includes constantly searching for opportunities to consolidate and strengthen our competitive position in various jurisdictions. In accordance with this strategy, we may carry out acquisitions or form partnerships related to any of our businesses, or to new businesses where we believe that we have sustainable competitive advantages. Depending on our capital structure at the time of such acquisitions or partnerships, we may need to significantly increase our borrowing and/or equity, which will affect our future financial position and cash flows. Any change in our financial position could affect our operational performance and negatively impact the price of our shares.

ADS holders may be unable to enforce rights under U.S. securities laws.

Because we are a Chilean company subject to Chilean law, the rights of our shareholders may differ from the rights of shareholders in companies incorporated in the United States, and ADS holders may not be able to enforce or may have difficulty enforcing rights currently in effect under U.S. federal or state securities laws.

Our Company is an open stock corporation incorporated under the laws of the Republic of Chile. Most of our directors and officers reside outside the United States, principally in Chile. All or a substantial portion of the assets of these persons are located outside the United States. As a result, if any of our shareholders, including holders of our ADSs, were to bring a lawsuit against our officers or directors in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons. Likewise, it may be difficult for them to enforce judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws in the United States against them in the United States.

In addition, there is no treaty between the United States and Chile providing for the reciprocal enforcement of foreign judgments. However, Chilean courts have enforced judgments rendered in the United States, provided that the Chilean court finds that the United States court respected basic principles of due process and public policy. Nevertheless, there is doubt as to whether an action could be brought successfully in Chile in the first instance on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	264

Notes to the Consolidated Interim Financial Statements as of June 30, 2019

Note 35 Información adicional (Unaudited), continued

35.1        Financial risk management policy, continued

As preemptive rights may be unavailable for our ADS holders, they have the risk of their holdings being diluted if we issue new stock.

Chilean laws require companies to offer their shareholders preemptive rights whenever issuing new shares of capital stock so shareholders can maintain their existing ownership percentage in a company. If we increase our capital by issuing new shares, a holder may subscribe for up to the number of shares that would prevent dilution of the holder’s ownership interest.

If we issue preemptive rights, United States holders of ADSs would not be able to exercise their rights unless a registration statement under the Securities Act were effective with respect to such rights and the shares issuable upon exercise of such rights or an exemption from registration were available. We cannot assure holders of ADSs that we will file a registration statement or that an exemption from registration will be available. We may, in our absolute discretion, decide not to prepare and file such a registration statement. If our holders were unable to exercise their preemptive rights because we did not file a registration statement, the depositary bank would attempt to sell their rights and distribute the net proceeds from the sale to them, after deducting the depositary’s fees and expenses. If the depositary could not sell the rights, they would expire and holders of ADSs would not realize any value from them. In either case, ADS holders’ equity interests in us would be diluted in proportion to the increase in our capital stock.

If we were classified as a Passive Foreign Investment Company by the U.S. Internal Revenue Service, there could be adverse consequences for U.S. investors.

We believe that we were not classified as a Passive Foreign Investment Company (“PFIC”) for 2018. Characterization as a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. investor in our shares or ADSs. For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time.

Changes in Chilean tax regulations could have adverse consequences for U.S. investors.

Currently cash dividends paid by us to foreign shareholders are subject to a 35% Chilean withholding tax. When the Company pays a corporate income tax on the income from which the dividend is paid, known as a “First Category Tax”, a credit for the full amount of the First Category Tax effectively reduces the rate of Withholding Tax. Changes in Chilean tax regulations could have adverse consequences for U.S. investors.

El Trovador 4285 Las Condes, Santiago, Chile 75500 Sqm.com	265

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: September 13, 2019	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.